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82-5204

GKN PLC

ANNUAL REPORT 2003

ARIS
12-31-03

WORLD-CLASS TECHNOLOGY FROM A TRULY GLOBAL COMPANY






EXPECT > MORE

CONTENTS

Front cover images from GKN's four major businesses.

[illegible] right:

Detail of a constant velocity jointed sideshaft produced by GKN Driveline.

Section of a light alloy jet engine casing produced by GKN Aerospace Services.

Components produced by GKN Sinter Metals.

Sensor systems on a Lynx helicopter produced by AgustaWestland.

Technology and engineering from GKN is at the heart of the vehicles and aircraft from the world's leading automotive and aerospace manufacturers.

48,000 people work in GKN companies and joint ventures in more than 30 countries.

Every day we harness our considerable technology and manufacturing resources to supply the highest quality systems, structures, components and services.

When we fulfil the trust our customers place in us we can enrich our shareholders, reward our people and support our communities.

And because we respect the environment and the dignity and human rights of others we are building a business which can be sustained by future generations.

Everyone involved with a great company should expect nothing less. But those with a stake in the performance of GKN should expect more.

21st century global leadership in our four major businesses, when our history spans more than 240 years, speaks for standards of adaptability, innovation and excellence which are difficult to surpass.

Expect more from GKN.

In 2003 GKN achieved sales of £4.6 billion and profit* of £246 million.

*Profit before tax, goodwill amortisation and impairment and exceptional items

EXPECT > MORE

Automotive

GKN is one of very few truly global suppliers of automotive components and systems. More than 50 GKN engineering and manufacturing facilities in Japan, Asia Pacific, India, South Africa, Europe and the Americas support all of the world's leading manufacturers of cars, light trucks and off-highway vehicles.

GKN Driveline is the world's No. 1 supplier of constant velocity jointed sideshafts (CVJs). This business has achieved substantial growth in recent years and will continue to take advantage of growth in emerging markets and higher CVJ content on four wheel drive and all wheel drive vehicles. These account for approximately 25% of all the light vehicles produced in North America.

A further area of growth is driveline-related torque systems products. GKN Driveline has moved decisively to build on its knowledge and product base by further developing its presence within the market for advanced torque management devices and systems which enhance vehicles' traction, stability and safety.

GKN is the No. 1 supplier of powder metal parts and is the No. 1 producer of metal powder in the US. GKN's capability in the technology and production of powder metal parts and their raw material is unique among major companies.

GKN is a major European and North American supplier of components and systems for agricultural and off-highway equipment. It is also a leading supplier of automotive structural presswork and cylinder liners for automotive, industrial and marine applications. Emitec, a 50:50 joint venture with Siemens of Germany, is the world leader in metallic substrates for catalytic converters.



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Metal powder
GKN is a world leader in Powder Metallurgy. Metal powder, produced by GKN company Hoeganaes in the US and in Europe, is the raw material used by GKN Sinter Metals to create a wide range of components primarily for automotive customers.



Power Take Off (PTO) shaft
GKN OffHighway Systems is the world leader in the engineering and manufacture of PTOs which use power from an agricultural vehicle such as a tractor to power ancillary equipment.

<



Electronic Torque Manager
GKN Driveline's most advanced product which uses software, electronics and electro-mechanical devices to manage torque flow proactively within a vehicle's driveline system.

>





Powder metal components ^
Components produced by GKN Sinter Metals can be up to 30% cheaper than components produced by conventional casting or forging. Improvements in density and surface finishing will continue to expand the global market for these components.

>





Super LSD ^
Torque sensing device – one of the products which are part of GKN's development of a torque systems business.

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CVJ
GKN has a 42% global market share for CVJ sideshafts – components fitted to 85% of light vehicles.

Aerospace

GKN has a significant presence in the world of aerospace. Approximately 80% of its overall aerospace revenues are derived from the defence sector and this focus on defence is a significant strength, particularly at a time when there is a downturn in civil aerospace but growth in military aerospace.

Today, GKN operates as an international first tier supplier through GKN Aerospace and as a helicopter prime contractor through AgustaWestland.

GKN Aerospace, which has engineering and manufacturing operations in Australia, Germany, the UK, US and Mexico, is the world's No. 1 independent supplier of advanced composite structures. It is also a leading international supplier of high-performance alloy structures. Its customers include prime contractors such as Airbus, Boeing and Lockheed Martin and jet engine manufacturers such as Rolls-Royce and Pratt & Whitney.

GKN supplies structures for US military aircraft such as the F/A-18E/F Super Hornet, F/A-22 Raptor, C-17 Globemaster 111 and F-35 JSF. Within the civil sector GKN is a supplier on all Airbus programmes including the A318/319/320 and 321 single aisle family, the A340 500/600 long-range aircraft and the A380.

AgustaWestland, a 50:50 joint venture with Finmeccanica of Italy, has one of the broadest and most balanced military and civil product portfolios in the industry. It is a 32% partner in the European NH90 helicopter programme and has teamed with Lockheed Martin and Bell to address a number of major US military programmes for medium-lift helicopters.

Composite structure

Manufactured from uni-directional carbon fibre tape, this blade-stiffened, integrally moulded structure is used on the flap skin of the Airbus A340 long-range aircraft.


HMS
BOXER
APT F



Helicopters

The Lynx helicopter produced by AgustaWestland is one of the world's most successful maritime rotorcraft with more than 400 in service worldwide. Pictured is the radar and opto-electronic sensor system on a Royal Navy Mk8 Lynx.

The EH101 medium-lift helicopter is the flagship of AgustaWestland and the most modern aircraft of its type. Pictured here is a detail of the tailrotor assembly on the EH101.

The Lynx and EH101 exemplify AgustaWestland's capability as a prime contractor and systems integrator.





Jet engine casing

GKN Aerospace Services is a world leader in the use of chemical milling. This is a section of an integrally stiffened titanium engine casing. Chemical milling provides lower weight and cost compared to traditional fabrication methods.



Aluminium component

High-speed machining, centred at GKN Aerospace's St Louis plant in the US, is capable of high repeatability production of complex components in a range of materials at competitive cost. Pictured here is a section of a structural component for the F/A-22 fighter.

A320 acoustic panel

GKN Aerospace possesses a unique capability to produce complex-shaped panels based on welded titanium and alloy steel honeycomb. One of the primary uses of these panels is to suppress jet engine noise levels.



2003: WINNING NEW BUSINESS – SHAPING UP FOR THE FUTURE

- Sales up 3% despite weaknesses in most major markets
- Strong growth in automotive emerging markets
- Results impacted by £17 million increase in UK pension deficit charges
- Underlying profit before tax broadly level excluding pension deficit cost
- £41 million reduction in net borrowings
- Dividend increase 2.7% to 11.6p per share
- Substantial new business wins across the Group

    Driveline – 29 new programmes

    Aerospace – US$2 billion future business potential

    Powder Metallurgy – US$150 million of new business

- Strategic initiatives launched to provide future benefits of £60 million a year by 2007

FINANCIAL PERFORMANCE	2003	2002	Increase/ (decrease)
Sales	**£4,585m**	£4,452m	3%
Profit before tax, goodwill amortisation and impairment and exceptional items	**£246m**	£267m	(8%)
Profit before tax	**£173m**	£180m	(4%)
Net borrowings	**£793m**	£834m	n/a
Earnings per share before goodwill amortisation and impairment and exceptional items	**22.8p**	25.2p	(10%)
Earnings per share	**13.8p**	13.7p	1%
Dividend per share	**11.6p**	11.3p	2.7%

The measure of 'profit before goodwill amortisation and impairment and exceptional items' is shown in the above table and elsewhere in this report in order to show clearly the underlying trend in earnings.


SALES £m
03
02
01
00
99
3,036
1,549
2,950
1,502
2,844
1,493
2,683
1,451
2,394
1,439
Automotive
Aerospace


OPERATING PROFIT £m
before goodwill amortisation and impairment and exceptional items
03
02
01
00
99
(23)
(6)
195
130
201
120
187
119
308
116
273
138
Automotive
Aerospace
UK pension deficit charge


PROFIT BEFORE TAX 2001-2003 £m
03
02
01
173
180
107
-200
-100
0
100
200
300
400
Operating profit before interest
UK pension deficit charge
Goodwill amortisation
Goodwill impairment
Exceptional profits/(losses)
Interest

GKN's strategy, which is focused on technology, our global customers and tight cash management, will continue to serve us well.

Results

The year 2003 was not an easy one for the Group with declines in our major automotive markets exacerbated by continuous downward pressure on prices and weaker demand in civil aerospace. Nevertheless the results for 2003 were at the top end of market expectations and thanks are due to all our people in GKN responsible for this performance.

Pre-tax profits for the year before goodwill amortisation and impairment and exceptional items were £246 million (2002 – £267 million) and earnings per share were 22.8p (2002 – 25.2p). Cash inflow from operating activities was £287 million (2002 – £361 million) and net debt at £793 million was £41 million lower than at the end of 2002. Interest cover was 5.4 times (2002 – 6.6 times).

Dividend

Subject to prevailing economic conditions the Board is committed to a progressive dividend policy. The Board therefore recommends that a final dividend of 7.8p should be paid on 21 May 2004 bringing the total for the year to 11.6p (2002 – 11.3p). The dividend of 11.6p is covered 2.0 times by earnings before goodwill amortisation and impairment and exceptional items (2002 – 2.2 times).

Post-retirement benefits

Last year we reported that the UK pension scheme, which has 60,000 members with 90% no longer in service, had a gross deficit of £551 million. This figure was based on FRS 17, the accounting standard that was then due to come into force on 1 January 2005. At the end of 2003, on the same basis the gross deficit was similar at £549 million.

The Board fully recognises its responsibilities to pension scheme members irrespective of whether they are current or former employees. It therefore accepts that the substantial costs involved in funding the UK pension fund deficit have to be charged against profits. The figures below set out the impact on pre-tax profits before goodwill amortisation and impairment and exceptional items for the last three years.

	Pre-tax profits as defined above £m	UK pension fund deficit charge £m	Pre-tax profits before UK pension fund deficit charge £m
2001 (pro forma)	245	–	245
2002	267	6	273
2003	246	23	269

In 2004 the UK pension fund deficit charge is expected to be £39 million.

Social responsibility

We firmly believe that a positive attitude to social responsibility is a *sine qua non* of a successful company. Reference has already been made to our attitude to post-retirement benefits but the quest for continuous improvement in the management of health, safety and environmental issues is an important goal for the Board which regularly reviews performance. Pages 38 to 41 of this annual report set out our achievements in the last year and they make encouraging reading. Our two main measures of safety, namely the accident frequency rate and the accident severity rate, show 2003 to be the best ever year for the Group with a significant improvement over 2002. Our environmental performance in 2003 also shows an improvement with waste generation and both energy and water consumption in relation to sales all lower than a year ago. Further progress was made in terms of ISO 14001 accreditation which has now been achieved in 59 plants compared with 50 in 2002.

The Board

The last 12 months has seen a number of actual and prospective changes to the Board. More than two years ago we announced that I would be stepping down as Chairman at the AGM in May 2004 and a year ago under the leadership of Sarah Hogg we set in train a rigorous process to select my successor in which external advisers played a part. Roy Brown was duly selected and an announcement to that effect was made in November of last year. Roy joined the Board in 1996 as a non-executive Director and has accumulated considerable experience of GKN. The Board has made a wise choice and on a personal basis I wish Roy every success.

On 1 December 2003 Sarah Hogg, who also joined the Board in 1996, was appointed Deputy Chairman and Senior Independent Director. Sarah brings extensive expertise to this role. She has given me, as Chairman, considerable support and will undoubtedly do the same for my successor.

Sir Christopher Meyer and Helmut Mamsch both joined the Board as non-executive Directors in 2003 and their different international experience will add value in our boardroom. Christopher was the British Ambassador in Washington from 1997 until 2003 and prior to that from 1994 to 1996 he was Chief Press Secretary to the Prime Minister. He is very well acquainted with both the British and American political and business scene. Helmut was formerly a Management Board member of VEBA AG (now E.ON AG). He serves as a Supervisory Board member and a non-executive Director on a number of other German and UK company Boards.

Klaus Murmann retires as a non-executive Director at the AGM in May. Klaus joined the Board in 1995 and has brought to it a wealth of international business knowledge. He has given generously of his time for which his colleagues are most appreciative.

Corporate governance

A year ago the report by Sir Derek Higgs on the role and effectiveness of non-executive Directors had been published but the Combined Code on Corporate Governance had not then been revised. When the revised Combined Code finally emerged it reflected some of the main representations made by GKN and other companies and although the revised Code only comes into effect for UK listed companies for reporting years beginning on or after 1 November 2003 (2004 in the case of GKN) we are substantially compliant with its requirements. Pages 74 to 79 of this report address the positioning of GKN with regard to the new Combined Code.

It is worth commenting that five years ago three pages in the annual report were devoted to corporate governance. In this report, and in smaller print, six pages are devoted to the subject. Does this suggest in any way that standards of corporate governance in GKN are twice as high now as they were then? Emphatically the answer is no. The Board of GKN has maintained high standards of corporate governance for a long time and quantity of information should not be confused with quality of execution. Of course if shareholders require increasing amounts of information on corporate governance it is incumbent upon the Board to provide it but at a time when regulation has become a growth industry of its own it is perhaps worth reflecting on two points neither of which is new. Firstly, that the provision of more and more information almost certainly incurs actual and opportunity costs for both the provider and the recipient. It can therefore only be justified if it creates real value. Secondly, strong adherence to the spirit of corporate governance is infinitely more important than apparent compliance with its law.

The future

Twenty years ago, in 1984, the FTSE 100 Index was launched at which point the industrial manufacturing sector accounted for 28 of the 100 constituent companies. Today there are only 41 companies who are still in the FTSE 100 Index who were part of the original 100 of which only six are in the industrial manufacturing sector. GKN is one of them.

So how has GKN managed to keep its place in the premier league? The answer almost certainly lies in the successful pursuit of a strategy that places at its leading edge the importance of managing within the core competences of its executive team, the development of technology, the establishment of a focused global company serving global customers and the tight management of cash. That strategy has served us well for many years and will continue to do so.

Sixteen annual reports ago I ended my first Chairman's statement with a paragraph which said: "Looking further ahead, we have a clear strategy in place, a management team well capable of executing it, and an international spread of manufacturing and service businesses that give us a sound base for further growth." That paragraph is equally appropriate as an ending to my last Chairman's statement for I am as optimistic today about the future prospects for GKN as I was then.

Sir David Lees
27 February 2004



We have been successful in winning new business from our global customer base and there was strong order intake across the entire Group.

GKN's results in 2003, delivered in some difficult markets, confirm our long-standing reputation for consistently high levels of operational and financial management as well as our success in building strong positions in automotive and aerospace markets.

Our principal challenge in 2003 was declining light vehicle production in North America, Western Europe and Japan and depressed conditions in civil aerospace.

However, we were able to take full advantage of the growth in automotive output in emerging markets and the continued strength of military aerospace programmes. Our Driveline business and AgustaWestland both delivered strong performances at the top end of our expectations.

We have also been successful in winning substantial new business from our global customer base and there was strong order intake across the entire Group. In Automotive, Driveline won more than 70% of all available new constant velocity joint (CVJ) programmes, Sinter Metals won US$150 million of new orders and in Aerospace our technology has won us positions on all the important new aircraft under development in Europe and the US.

Underlying profit before tax, goodwill amortisation and impairment and exceptional items, was down on last year. The 8% reduction was largely caused by increased UK pension deficit charges of £17 million, without which we would have been close to last year.

GKN's recognition of its pension fund obligations saw the Group contribute £44 million of cash in 2003 towards the deficit alone. In spite of that our cash performance was encouraging. Despite increased pension contributions we have reduced net debt for the second successive year.

Developments in 2003

GKN Driveline has positioned itself to take advantage of the growth in emerging markets. Through a strategic programme of investment and partnership it has established market positions in Asia Pacific and Latin America which are considerably in excess of its 42% global market share in CVJ products.

Our long-term presence in China and India – where vehicle output grew by 37% and 26% respectively in 2003 – has allowed us to take full advantage of the economic expansion in these markets.

Meanwhile GKN Aerospace Services, through a series of targeted outsourcing agreements and acquisitions, has grown to become a key supplier of aircraft structures and components to virtually all of the USA's frontline military aircraft.

There were a number of significant developments in 2003:

› following the acquisition of Pilkington Aerospace, GKN Aerospace Services became the world's No. 1 supplier of transparencies to the military market and No. 2 supplier to the civil market;

› the Japan Defence Agency selected the AgustaWestland EH101 for an initial requirement for 14 aircraft. This is a major breakthrough into a market dominated for more than 40 years by US aircraft;

› GKN Driveline completed two new joint ventures in Thailand with Toyoda Machine Works (TMW) of Japan to supply driveshafts for a new vehicle to be produced by Toyota in the region. GKN has well-established relationships with TMW and Toyota;

› Hoeganaes, GKN's metal powder production business, established its first full manufacturing base in Europe when it acquired Ductil Iron Powder of Romania; and

› GKN completed the sale of its 29% stake in Alvis plc to BAE Systems for £73 million in cash. This transaction, which marked GKN's exit from the armoured vehicle business was well received by investors.

Accelerating the development of technology

The leadership team which is now taking GKN forward believes in the strategic potential of our technology. During 2003 a team of senior engineering executives from across the Group identified product and process technologies which have the greatest potential to expand our available markets.

This accelerated development of our technology is focused primarily on the performance and packaging of torque systems and geared components, the achievement of significantly higher levels of density and surface finishing on a wider range of powder metal parts and the application of highly automated processes to the production of composite aircraft structures. On pages 12 to 15 we look in some detail at how technology is shaping the future of our Automotive and Aerospace activities.

Other measures of performance

Ultimately our performance is judged on financial and commercial criteria and our ability to deliver value to our shareholders. But there are other measures which we also value.

The well-being and safety at work of GKN people is of paramount concern. Safety is measured on the basis of accident frequency, accident severity and serious injuries incurred. During the last five years all three measures have reduced by between one third and

one half. GKN's performance compares well with industry averages in the UK, Germany and the US but our ultimate goal is to create a working environment with zero preventable accidents. On pages 38 and 39 we look in more detail at our performance in this critical area.

During the last 12 months many of our businesses have again received a number of awards from customers for our performance in areas such as quality, delivery, service and technology demonstrating GKN's ranking as a world-class supplier. During 2003 GKN Driveline received its second Global Contribution Award from Toyota – the only non-Japanese supplier to have ever done so. DaimlerChrysler selected GKN Driveline and GKN Sinter Metals to jointly share its Global Power Train Supplier Award and GKN Driveline received a global award from General Motors for continuous improvement. There were also further awards from Mazda, Honda and Nissan.

Throughout the year thousands of GKN people once more gave freely of their time to support their local communities and we take pride in personal thanks from individuals and in more formal civic recognition of our contribution.

GKN people have always been conscious that they are expected not only to deliver short-term performance but to build a business which can be sustained by future generations. We see no conflict between our commercial imperatives and our wider social responsibilities about which we explain more on pages 32 to 41.

During 2003 I visited 38 GKN plants and locations in the Americas, Europe and Asia Pacific. Without exception I found a tremendous sense of pride and belief in GKN and a deep-seated optimism that whatever the difficulties we face in our markets this Group has the strength to overcome any challenge. The GKN leadership team places enormous value on the spirit of our people and the contribution which they can make to the future success and prosperity of the Group. We readily acknowledge our gratitude to them.



Kevin Smith
Chief Executive

Automotive
Global light vehicle production is expected to grow at slightly above its historical rate over the next five years. We expect production to increase at a compound annual rate of about 3.3% between 2003 and 2008. Over that period, the largest economies of Western Europe, North America and Japan will account for a relatively small proportion of that growth in light vehicle production. Most of the growth will come from the developing economies of South America, Eastern Europe and Asia Pacific.

GKN Driveline is well positioned to serve its customers in these fast-growing regions. The division has long-standing and strong relationships with all the key Japanese vehicle manufacturers, relationships which began through support of Japanese transplant operations in North America and Western Europe and have now been extended to include operations in Japan itself. In 2003, Driveline's share of the Japanese market for CVJs reached 17.5% – up sharply from only 3.3% five years ago.

GKN Driveline is operating in a global market which is becoming increasingly competitive and subject to pricing pressure as vehicle manufacturers (VMs) look to suppliers to reduce prices while improving technology, service and quality. While the number and variety of cars offered for sale has increased, the consolidation of VMs has created larger and more effective purchasing groups which leverage their scale and scope. We estimate that the top six VM groups now account for more than 75% of global vehicle production.

The issues which we face in Powder Metallurgy are more challenging in the short term.

Hoeganaes continues to perform well and in 2003, as referred to earlier, acquired a powder production plant in Romania – its first production facility in Europe. This will enhance our competitive position in Europe and broaden our international production base.

In Europe GKN Sinter Metals has a track record of good performance and continued new programme wins will sustain future growth. In 2003 the restructuring of our UK Sinter Metals operations was completed and work began on a new central European research and technology centre which is due for completion in 2004.

In the US GKN Sinter Metals has a high exposure to the North American automotive market which saw vehicle output fall by 3.5% in 2003. The impact of this market weakness was exacerbated for GKN Sinter Metals by a combined 6% decline in output by its three largest customers.

Recovery actions in the US enabled us to win new programmes for 2006 and beyond with an annual sales value of US$80 million. The business has been able to improve operating efficiency but more remains to be done and the market weakness we encountered has impaired our ability to deliver an improved financial performance. We continue to be confident that the powder metallurgy sector offers significant opportunities for growth as VMs capitalise on the lower cost production processes for sintered components to substitute them for cast or forged components and as our technology creates new market opportunities for sintered components.

Our smaller automotive businesses faced mixed conditions. OffHighway Systems saw sales fall but by less than the overall decline in the agricultural and construction equipment market. This continues to be a robust business which has proved its ability time and again to weather difficult market conditions. In the UK our AutoStructures business successfully completed pre-production work on the chassis for a new Land Rover model. Emitec continued to grow in Europe but this was offset by reduced sales in the US.

Aerospace
Within the aerospace sector GKN operates as an international first tier supplier through its wholly-owned business GKN Aerospace Services and as a prime contractor and systems integrator through AgustaWestland, a 50:50 joint venture with Finmeccanica of Italy.

Defence contracts account for approximately 80% of our overall Aerospace revenues. This is not only a particular advantage at a time when the civil aircraft market is in the grip of a protracted downturn but also offers long-term advantages. Military procurement programmes are not closely linked to the cyclicality of the civil economy and offer predictable, long-term revenue streams. Military work on current US programmes is worth an estimated US$6 billion to GKN Aerospace Services. AgustaWestland, at the end of 2003, had a £4.4 billion forward order book following a £1.2 billion order intake during the year from its worldwide customers.

Our successful management of the outsourcing by Boeing Integrated Defense Systems (IDS) of its military aircraft structures business in St Louis, Missouri was enhanced by applying our previous experience within GKN Driveline. As a result of our performance, Boeing IDS awarded GKN life-of-programme contracts on the F-15, F/A-18 and C-17 worth more than US$850 million.

AgustaWestland continued to perform strongly in 2003 making a substantial contribution to our results. At the heart of AgustaWestland is the EH101, the most modern medium-lift helicopter in the world. It is this aircraft which has taken us into the Japanese defence market following the selection of 14 EH101 aircraft by the Japan Defence Agency and there is the potential for further orders. This is a significant breakthrough for Japan had previously acquired its major front line helicopters from the US. Other countries in Asia Pacific could well be influenced by Japan's selection of the EH101.

In the US there is an opportunity for a US variant of the EH101, spread across five programmes, for a total of 360 new helicopters. AgustaWestland has teamed with Lockheed Martin as US prime contractor and Bell Helicopters as the US air vehicle manufacturer.

AgustaWestland's performance to date has met all our expectations and it has the scale of operations and the product range to compete very effectively in all its markets.

Shaping up for the future – a new direction for Driveline
GKN Driveline has been a consistently high-performing business. During 2003 and early 2004, we undertook a full review of our current Driveline manufacturing and business footprint to assess its future suitability for our key global markets. As a result of this strategic review we have now decided to embark on a

programme of reorganisation which we are confident will provide a platform to significantly improve the quality of earnings in our core Driveline business and position us well to serve the future needs of our customers.

Our major markets of Western Europe and North America have provided little overall market growth in recent years with intense competition amongst manufacturers putting increased pressure on pricing and productivity. In contrast, the emerging markets in South America, Asia and Eastern Europe are providing strong growth in automotive production and we have continued to successfully build our presence in all three regions, which also offer potential to provide much lower cost sources of supply.

To take advantage of this opportunity we have developed a global manufacturing strategy for our CVJ business which today represents 75% of our Driveline sales. Over the next three years we will migrate about 20% of our global production from high cost to low cost economies so that by 2007 over 50% of our CVJ manufacture will be sourced from low cost locations. This will require a significant realignment of our manufacturing network.

Detailed plans are being prepared to deploy this strategy and will be announced in due course. We expect that the exceptional cash costs of restructuring in Driveline will average around £35 million per year over the next three years, with additional non-cash costs being likely in 2004. Total exceptional costs, which should not exceed £150 million, will be finalised as the detailed plans are approved. Any additional capital expenditure required should not increase the Group's overall level of expenditure above the normal level of 110-120% of depreciation.

Although there will be little benefit from this strategy in 2004, by 2007 we estimate full year profit benefits from completion of this exceptional restructuring to be in the region of £40 million a year.

Supporting US Sinter Metals' recovery, realigning our cost base
Although our success in winning new orders in US Sinter Metals should lead to a resumption of growth in 2006, this recovery is at an early stage. We intend to support recovery and underpin its base by further reducing costs and focusing activities on our areas of technological advantage. Additional restructuring is therefore expected in 2004. Detailed plans are being developed and will be announced in due course.

In addition, across the Group as a whole we intend to realign overhead expenditure to better reflect the future shape of our business and reduce costs.

The cash costs of restructuring US Sinter Metals and realigning our cost base across the Group are expected to total some £30-£40 million, falling largely in the next 12 months. The impact of these actions on the carrying value of related assets will be revisited as the detailed plans are developed.

In summary, by investing in reshaping Driveline, by supporting US Sinter Metals' recovery and by realigning our cost base, we will build a stronger business in a world which still offers excellent opportunities for growth. The measures outlined above will leave GKN well positioned to take full advantage of these opportunities. In total we estimate the exceptional cash cost of restructuring over the next three years to be some £140 million, with some £90 million likely to be charged to operating profit in 2004, together with any non-cash write-offs required as the detailed plans are developed. Our initial scenario planning indicates that such charges might be in the region of £60-£80 million, broadly shared equally between the two projects. The cash flow impact in 2004 should be some £50 million. Benefits in 2004 will be small, but will rise incrementally to an estimated £60 million a year by 2007 giving an overall cash payback of just over three years. The maximum cumulative cash outlay is likely to peak at around £80 million in 2005, well within the funding capacity of the Group.

Outlook
In contrast to the declines of recent years there is now a more positive outlook for our major markets. Automotive production is forecast to increase slightly in North America whilst in Europe volumes are expected to be level or marginally ahead of 2003. Continuing strong demand is expected in most of Asia Pacific. In aerospace, military demand looks set to remain strong with civil demand at its cyclical low.

However, competitive pressures in all our markets are expected to remain intense, exacerbated by increasing pressure from rising world raw material prices. The Group's global footprint means that the proportion of sales exported from one currency region to another is relatively small but the fall in the US dollar will affect approximately £150 million of exports from Europe to the US as the hedging cover now in place is at lower average rates than in 2003.

Against that background, the Group expects to make further improvements in its underlying operational performance although the overall result will be impacted by the charge relating to UK pension deficit costs increasing from £23 million to £40 million, as previously indicated.

Looking further ahead, GKN will continue to focus on its core strengths: technology, exceptional customer service and performance and, with the benefits of the strategic initiatives outlined above, the Group will continue to move forward with confidence.

Kevin Smith
27 February 2004

TECHNOLOGY IN ACTION AT GKN: AUTOMOTIVE TORQUE MANAGEMENT



GKN Driveline is one of the world's premier, first tier automotive suppliers.

It is also the undisputed world leader in the technology and manufacture of constant velocity jointed (CVJ) sideshafts which are used on 85% of all of the cars and light vehicles produced in the world.

CVJ sideshafts transmit torque – rotational power – from the powertrain to the driven wheels in front wheel drive (FWD) vehicles, rear wheel drive (RWD) vehicles with independent rear suspension and many four wheel drive (4WD) vehicles.

CVJs are critical to the performance and refinement of these vehicles as they ensure the even flow of power to the wheels.

Two years ago GKN decided to create another premier position within the global automotive industry. In doing so it is building on market leadership, close relationships with all of the world's leading vehicle manufacturers (VMs) and a deep understanding of the science and engineering of driveline systems.

GKN Driveline established a Torque Systems Group (TSG) in 2002 with the objective of becoming the world leader in non-CVJ driveline products by the end of this decade. These products include propeller shafts, geared components (transfer cases, power transfer units and final drive units) and torque management devices.

Today, the TSG represents annual turnover of more than £300 million, including wholly-owned businesses and a 33% interest in Tochigi Fuji Sangyo (TFS) of Japan. Customers include BMW, DaimlerChrysler, Ford, General Motors, Honda, Jaguar, Land Rover, Mitsubishi, Nissan, Porsche, Subaru, Toyota and Volkswagen. GKN Driveline's goal is for TSG to achieve sales of £800 million per annum by 2008.

GKN Driveline believes that demand for high-performance vehicle drivelines will continue to grow, driven by the continued popularity of sports utility vehicles and 'crossover' vehicles that combine the functionality of 4WD with the refinement and feel of conventional passenger cars.

GKN offers the widest range of driveline products of any supplier and is well positioned to capitalise on the demand for capable, lightweight drivelines that not only react to changing road conditions but contribute proactively to vehicle stability and performance.

The TSG comprises three product areas:

Premium propshafts GKN's high-performance longitudinal shafts can be of complex metallic or composite construction utilising a number of CVJs and other couplings. Their primary applications are in RWD and 4WD vehicles.

Geared driveline components These complex units include power transfer units, transfer cases and final drive units.



A power transfer unit (PTU) is used most commonly to convert a FWD platform to 4WD. The PTU takes power from the transaxle unit through a 90 degree angle to a propeller shaft connected to the rear axle.

A transfer case is typically used in vehicles with a longitudinally mounted engine at the front and enables power to be transferred through a 180 degree angle to the driven front axle.

A final drive unit (FDU) is used in RWD and 4WD vehicles with independent suspension. Like a PTU, the FDU transfers power through a 90 degree angle from a longitudinal propeller shaft to the transverse sideshafts.

Torque management devices (TMDs) These devices manage the flow of torque. They range from mechanical limited-slip devices to complex electronically-controlled clutches. They can be incorporated into geared components or installed as stand-alone units.

GKN Driveline has a complete range of TMDs and is the world leader in viscous couplings. GKN's most advanced product is the Electronic Torque Manager, which uses a combination of software, electronics and electro-mechanical devices to manage torque flow proactively according to a vehicle's control strategy.

Two other automotive trends also favour GKN's strategic ambitions to develop and grow in torque systems.

RWD vehicles, which account for approximately 20% of vehicle production, are increasingly using independent rear suspension which requires the installation of an FDU and two CVJ sideshafts.

Within the FWD segment, which accounts for more than 60% of vehicle production, modern engines are now capable of power outputs which exceed the practical limit for conventional FWD systems. Vehicle designers will increasingly turn to TMDs such as those produced and under development by GKN to ensure higher levels of stability and control for these more powerful vehicles.

Unlike the global market for CVJs within which there are a handful of major players, the torque systems market is fragmented and few suppliers can claim to operate on a global basis. The combination of GKN and TFS is potentially very powerful not only through GKN's global presence but because no other single competitor operates across the same wide range of devices and technologies.

Photograph: High end variants of the VW Touareg utilise GKN's Electronic Torque Manager.

TECHNOLOGY IN ACTION AT GKN: AEROSPACE



GKN is the world's leading independent supplier of composite structures to the world's aircraft and aero engine manufacturers.

A composite material is produced by fusing or bringing together different elements and materials the individual characteristics of which combine to produce an outstanding combination of properties.

Modern composites enable today's aerospace engineers to produce lightweight and stiff structures with often complex shapes which will make a major contribution to the efficiency of commercial and military aircraft now under development.

The origins of GKN's involvement with composites can be traced to the late 19th century when aviation pioneer Sam Saunders, based on the Isle of Wight in the UK, created a lightweight laminate which he used on seaplanes. His company evolved to produce rocket-propelled fighters, satellite launch rockets, hovercraft and helicopters and in 1994 became part of GKN.

The business has expanded from its Isle of Wight origins and GKN now supplies customers from plants in the UK, Germany and the US.

GKN's aerospace engineering teams are focused on the development of high-performance composite materials and the processes used in their manufacture. Today's composite structures are produced from carbon fibre, fibreglass, Kevlar and high-tech resins. GKN's products include engine nacelles, wing structures, flight control surfaces and fuselage sub-assemblies.

There has been rapid growth in the application of composites to aircraft structures during the last 20 years.

Composite content on civil and military aircraft in the 1980s was no more than 3% by weight. It is estimated that the Airbus A380 will be 25% composite and the F-35 Joint Strike Fighter will have a composite content of 45%.

For civil aircraft, composites offer the opportunity for higher efficiencies through their low weight and high strength. The same properties allow military aircraft designers to achieve higher thrust-to-weight ratios for enhanced combat performance.

This increase in the importance of composites has driven an increased application of technology to enhance the performance of the material and to improve the quality and efficiency of the manufacturing process.

Following three years of intensive development in liaison with customers, GKN is at the forefront of two new processes – Resin Film Infusion and Resin Transfer Moulding.

Resin Film Infusion (RFI) This process has been developed at GKN's Cowes facility on the Isle of Wight in collaboration with Airbus, and



the A380 is the first full-scale production application of RFI. It is a process suited to civil aircraft because of its ability to deliver large, lightweight, high-quality structures at lower cost than previous processes.

The introduction and certification of RFI could lead to far-reaching future developments. The conventional use of autoclaves – large, high-temperature ovens – to bond carbon filaments and epoxy resins within a mould has limited the cycle time of the production process as well as the size of one-piece structures which can be produced.

RFI is undertaken at low pressures and does not require an autoclave. Current work by GKN indicates that automation could be applied to the previously labour-intensive process of laying up the carbon fibre and applying the epoxy resins by hand.

Future developments aim to create an automated system in which layers of fibre and low density epoxy film are brought together and the required temperatures are applied *in situ* dispensing with the need for expensive and energy hungry autoclaves. The RFI system promises to be highly flexible and could produce a range of structures of potentially unlimited size.

Resin Transfer Moulding (RTM) Military aircraft are the principal target market for RTM although certain high-volume commercial applications are also attractive. RTM does not deliver the same cost benefits as RFI but produces high-strength, complex shapes to very precise tolerances which can operate in the highly-stressed environment of a combat aircraft's airframe or engine.

Carbon fibres are formed into a dry approximate shape of the final component to be produced. The material is placed in a metal mould and epoxy resin injected. The mould is then subjected to a combination of high pressure and high temperature which produces a finished, net shape component.

GKN's RTM processes are concentrated in St Louis in the US and are used on the F/A-22 and F-35 fighters. On the F-35's engine, GKN's RTM process has allowed one-piece composite structures to replace complex metal fabrications for the first time.

Significant advances are also being made in metallics. New processes promise to radically reduce the cost of titanium, new fabrication technologies for high-speed cold spray of powder metals promise the ability to create parts which would be impossible to produce by machining, and developments within GKN are bringing metal matrix materials close to the market.

Photograph: The Airbus A380 is the launch platform for new composite processes developed by GKN.

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01 Sir David Lees (Age 67) [B, E]
Chairman. Joined GKN in 1970 as an accountant becoming Group Finance Director in 1982. Appointed Group Managing Director in 1987 and Chairman and Chief Executive in 1988 before becoming Chairman only in 1997. Member of the National Defence Industries Council and the Panel on Takeovers and Mergers. Chairman of Tate & Lyle plc, non-executive joint Deputy Chairman of Brambles Industries plc and Brambles Industries Limited (Australia) and non-executive Director of Royal Opera House, Covent Garden Ltd. Former Chairman of Courtaulds plc and former Member of Court of the Bank of England. Fellow of the Institute of Chartered Accountants in England and Wales.

Sir David Lees retires from the Board following the Annual General Meeting on 20 May 2004.

02 Baroness Hogg (Age 57) [B, C, D, E]
Deputy Chairman and Senior Independent Director. Joined the Board as a non-executive Director in 1996 and appointed Deputy Chairman and Senior Independent Director on 1 December 2003. Chairman of 3i Group plc and Frontier Economics Ltd, and non-executive Director of Carnival plc and Carnival Corporation (Panama). Former Head of the Prime Minister's Policy Unit. Degree (MA) in Politics, Philosophy and Economics from Oxford University.

03 Kevin Smith, CBE (Age 49) [A, B, E]
Chief Executive. Joined GKN in 1999 as Managing Director Aerospace and appointed Chief Executive on 1 January 2003. Chairman of AgustaWestland. Prior to GKN, held various positions in BAE Systems over a 20 year period latterly as Group Managing Director – New Business. Director of The Society of Motor Manufacturers and Traders Ltd and Council member of The Society of British Aerospace Companies Ltd. Fellow of the Royal Aeronautical Society. Degree (BA) in Business Studies from the University of Central Lancashire.

04 Roy Brown (Age 57) [B, C, D, E]
Non-executive Director. Appointed in 1996. Non-executive Chairman of Thus plc, non-executive Deputy Chairman of HMV Group plc and non-executive Director of Brambles Industries plc, Brambles Industries Limited (Australia), The British United Provident Association Ltd (BUPA) and the Franchise Board of Lloyd's of London. Former executive Director of Unilever plc and Unilever NV. Fellow of the Institution of Mechanical Engineers and Fellow of the Institution of Electrical Engineers. Degree (BSc) in Mechanical Engineering from University College London and MBA from Harvard University.

Roy Brown will succeed Sir David Lees as Chairman following the Annual General Meeting on 20 May 2004.

05 Richard Clowes (Age 53) [A]
Managing Director Powder Metallurgy, OffHighway and AutoComponents. Joined GKN in 1991 and appointed Chief Executive OffHighway Systems and AutoComponents in 1993. Appointed to the Board in 2001. Prior to GKN, held various positions with TI Group plc. Chartered Engineer and Member of the Institution of Mechanical Engineers. Degree (BSc) in Mechanical Engineering from Birmingham University.

06 Dick Etches (Age 58) [A]
Human Resources Director. Joined GKN in 1997. Formerly Senior Vice President Human Resources of Grand Metropolitan plc's food sector in the US. Degrees in Psychology (BSc) from Edinburgh University and Management Studies (MSc) from Durham University.

07 Sir Ian Gibson, CBE (Age 57) [B, C, D, E]
Non-executive Director. Appointed in 2002. Member of Court of the Bank of England, non-executive Deputy Chairman of BPB plc, and non-executive Director of Northern Rock plc and Chelys Ltd. Former President of Nissan Europe and corporate officer of Nissan Motor Co Ltd (Japan) and former Deputy Chairman of ASDA Group plc. Fellow of the Institute of Physics. Degree (BSc) in Applied Physics from Manchester University.

08 Ian Griffiths (Age 53) [A]
Managing Director GKN Driveline. Joined GKN in 1975. Appointed Chief Executive GKN Driveline in 2000 and to the Board in 2001. Responsible for the Group's worldwide operations manufacturing driveline components and systems. Has been a member of the senior driveline management team since 1990 during which time has been responsible for operations in the US and for global marketing and engineering. Non-executive Director of Ultra Electronics Holdings plc. Degree (BSc) in Mechanical, Electrical and Production Engineering from Coventry University.

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09 Neal Keating (Age 48) [A]
Managing Director Aerospace Services. Joined GKN in 2002 on appointment to the Board and became Managing Director Aerospace Services on 1 January 2003. Prior to GKN, was Executive Vice President and Chief Operating Officer, Commercial Aerospace Systems of Rockwell Collins in the US. Spent 24 years with Rockwell International, latterly as Vice President and General Manager, Air Transport Systems and Vice President and General Manager, Passenger Systems. Degree (BS) in Electrical Engineering from University of Illinois and MBA from University of Chicago.

10 Helmut Mamsch (Age 59) [B, C, D, E]
Non-executive Director. Appointed 1 December 2003. Non-executive Deputy Chairman of LogicaCMG plc and non-executive Director of RMC Group plc and Sappi Limited (South Africa). Member of Supervisory Board of K&S Aktiëngesellschaft and Readymix AG. Formerly Management Board member of VEBA AG (now E.ON AG). Degree in Economics.

11 Sir Christopher Meyer, KCMG (Age 60) [B, C, D, E]
Non-executive Director. Appointed 1 August 2003. Chairman of the Press Complaints Commission and non-executive Director of The Sanctuary Group plc and Riggs Bank Europe Ltd. Former British Ambassador to the United States and Germany, and also served in the British Diplomatic Service in Russia, Spain and the UK representative office to the European Community, Brussels. Former Prime Minister's Chief Press Secretary. Degree (MA) in History from Cambridge University.

12 Dr Klaus Murmann (Age 72) [B, D, E]
Non-executive Director. Appointed in 1995. Chairman of Sauer-Danfoss Inc, formed following the merger of Sauer-Sundstrand Group with Danfoss Fluid Power. Founded Sauer Getriebe AG in 1969 and, following a merger with Sundstrand in 1987, developed it into the leading global supplier of hydrostatic transmissions. Chairman of Gothaer Versicherungsbank and non-executive Director of Bankgesellschaft Berlin AG. Degree (BA) in Political Science and Dr. Juris.

Dr Murmann retires from the Board following the Annual General Meeting on 20 May 2004.

13 Nigel Stein (Age 48) [A]
Finance Director. Joined GKN in 1994 and appointed to the Board as Finance Director in 2001. Has held a range of commercial, general management and finance roles within the Group, most recently Senior Vice President, Finance and Chief Financial Officer of GKN Sinter Metals. Prior to GKN, had extensive experience in the commercial vehicle and manufacturing sector. Non-executive Director of Wolseley plc. Member of the Institute of Chartered Accountants of Scotland. Degree (BSc) in Engineering Science from Edinburgh University.

14 Sir Peter Williams (Age 58) [B, C, D, E]
Non-executive Director. Appointed in 2001. Chairman of the Engineering and Technology Board and the Japan Business Network of Trade Partners UK. Formerly Master of St Catherine's College Oxford, prior to which Chairman and previously Chief Executive of Oxford Instruments plc. Non-executive Chairman of NPL Management Ltd and non-executive Director of Advent VCT plc and Advent 2 VCT plc. Fellow of the Royal Society and of the Royal Academy of Engineering, and Past President of the British Association for the Advancement of Science. Degree (MA) in Natural Sciences and PhD from Cambridge University.

15 Grey Denham (Age 55)
Company Secretary. Joined GKN in 1980 and was head of the Group Legal function for nine years before being appointed Company Secretary in 1996. Holds various positions on Industry and City bodies and currently Chairman of the Primary Markets Group of the London Stock Exchange. Member of the Business Leadership Council of Young Enterprise. Law Degree (LLB) from London University and a barrister.

A Member of Executive Committee
B Member of Chairman's Committee
C Member of Audit Committee
D Member of Remuneration Committee
E Member of Nominations Committee
The Company Secretary is secretary to these Board Committees.
The responsibilities of the Committees are described on pages 76 and 77.

GROUP ACTIVITIES

GKN is a global engineering business serving the automotive and aerospace markets.

Automotive activities comprise GKN Driveline, Powder Metallurgy, and OffHighway and AutoComponents.

Aerospace activities comprise Aerospace Services and AgustaWestland, a 50% joint venture with Finmeccanica SpA.

These activities are discussed in more detail on pages 8 to 15 and 22 to 27.

STRATEGY

GKN is committed to providing long-term shareholder value by supplying outstanding products and services to our global automotive and aerospace customers to produce growth in sales and sustained profitability. This will be achieved largely through a combination of organic development of our businesses and selective acquisitions which add to our technological capabilities or geographical presence or are in support of customer outsourcing programmes. More detail on the development of this strategy in 2003 is contained in the Chief Executive's review.

REVIEW OF OPERATIONS

In this review and elsewhere in the annual report, in addition to the statutory measures of earnings, we have included references to profit before goodwill amortisation and impairment and exceptional items since we believe this shows most clearly the trend in performance. In the segmental analysis the cost of the UK pension deficit, which is material and cannot readily be attributed to the current Automotive or Aerospace businesses, is shown separately. The segmental analysis of operating profit for 2002 has been restated accordingly.

Group performance

Sales

Total sales, including our share of joint ventures and associates, were £4,585 million compared with £4,452 million in 2002, an increase of £133 million (3.0%). Excluding the translational impact of currency, acquisitions and divestments, underlying sales were 1.1% above last year.

Automotive sales of £3,036 million were £86 million (2.9%) above last year with an underlying increase of 0.6%. As described on page 22, 2003 was a year of weaker market conditions in both Europe and North America which were compensated to some extent by rapid growth in emerging markets, particularly China.

Aerospace sales of £1,549 million were £47 million (3.1%) higher than 2002. Excluding the translational impact of currency, acquisitions and the share of Alvis plc which was sold in the year, sales were broadly level with increases in military being offset by further reductions in civil demand.

Operating profit (before goodwill amortisation and impairment and exceptional items)

Operating profit before goodwill amortisation and impairment and exceptional items of £302 million was £13 million (4.1%) lower than 2002. The translational impact of currency was £12 million positive but this was almost entirely offset by £11 million negative impact from transactional effects. Net acquisitions and divestments contributed £3 million. Total operating profit was also impacted by an increase of £17 million in the charge for the UK pension deficit.

Automotive operating profit decreased by £6 million (3.0%) to £195 million. Excluding translational currency effects, acquisitions and divestments the decrease was £18 million (8.5%).

Aerospace profits improved from £120 million to £130 million. However, the 2002 figure for Aerospace was after charging an £11 million share of redundancy and reorganisation costs in AgustaWestland. Adjusting for this, translational currency impacts, and acquisitions and divestments, underlying profit reduced by £4 million (3.0%).

As noted above, the charge to operating profit in respect of the UK pension scheme deficit rose to £23 million from £6 million in 2002.

Goodwill amortisation and impairment

Amortisation of goodwill was £37 million (2002 – £37 million). An impairment charge of £91 million (2002 – £11 million) has also been recognised in the year. Most of this (£83 million) arose as a consequence of continued disappointing performance in the US powder metal business with £8 million in Aerospace Services following the normal annual review of asset carrying values.

Statutory operating profit

Operating profit after goodwill amortisation and impairment and exceptional items was £174 million (2002 – £230 million), a 24.3% decrease. There were no exceptional items charged to operating profit in the year (2002 – £37 million).

Exceptional items

Exceptional profits arising on the sale or closure of businesses totalled £55 million (2002 loss – £2 million). This mainly related to profit on the disposal of the Group's 29% shareholding in Alvis plc for a cash consideration of £73 million.

Interest

Net interest payable by subsidiaries was £56 million (2002 – £47 million). This planned increase was due to a combination of higher rates arising from the Group's issue of bonds in 2002 (which lengthened the debt maturity profile) and lower levels of balance sheet currency hedging.

Interest costs were covered 5.4 times (2002 – 6.6 times) by operating profit before goodwill amortisation and impairment and exceptional items.

Profit before tax

Profit before tax, goodwill amortisation and impairment and exceptional items was £246 million compared with £267 million in 2002, a decrease of 7.9%.

Statutory profit before tax was £173 million. This compared with the 2002 figure of £180 million.

Taxation

Taxation decreased to £70 million from £77 million in 2002. The underlying rate of tax expressed as a percentage of profit before goodwill amortisation and impairment and exceptional



Left
GKN Driveline's modern production facility at Rayong in Thailand. Thailand has become an important centre of light vehicle production in the Asia Pacific region. During 2003 GKN and Toyoda Machine Works (TMW) of Japan established two joint ventures based in Thailand to supply driveline components for a new Toyota light vehicle platform.

items for the year was 31.3% compared with a 2002 figure of 30.0%, the increase being largely attributable to a reduction in credits arising from the settlement of prior year tax liabilities.

The underlying rate in 2004 and beyond is still expected to show a modest, progressive increase as a result of future changes in the geographical mix of profits. There may, however, be some favourable impact from the satisfactory resolution of outstanding tax issues.

The tax credit on exceptional items and goodwill impairment was £7 million (2002 tax credit - £3 million).

The effective tax rate based on profits after goodwill amortisation and impairment and exceptional items was 40.5% (2002 – 42.8%).

Earnings
Earnings per share before goodwill amortisation and impairment and exceptional items were 22.8p compared with 25.2p in 2002, a reduction of 9.5% (after these items the figure was 13.8p, little changed from the 2002 figure of 13.7p).

Dividend
As noted in the Chairman's statement on page 6, a final dividend of 7.8p per share is proposed. Together with the interim dividend of 3.8p the total dividend for the year will be 11.6p, an increase of 2.7% over the equivalent figure for last year. The total dividend is covered 2.0 times by earnings before goodwill amortisation and impairment and exceptional items (2002 – 2.2 times).

Cash flow
Operating cash flow, which GKN defines as cash inflow from operating activities (£287 million) adjusted for capital expenditure (£162 million) and proceeds from the disposal of fixed assets (£13 million), was again strong and this year's figure of £138 million compared with £168 million in 2002.

Continuing tight management control led to a sound working capital performance and lower capital expenditure. Before the cash outflow in respect of prior year exceptional charges (£13 million), the increase in UK pension prepayment (£21 million) and one-off payments in respect of overseas pension obligations (£13 million) there was a cash outflow from working capital and post-retirement provisions of £19 million. After these items there was an outflow of £66 million.

Capital expenditure was £162 million (2002 – £213 million) and represented 89% of depreciation (2002 – 120%). This was somewhat lower than expected as certain large items of expenditure anticipated in 2003 will now take place in 2004. Looking forward, it is expected that the normal level of capital expenditure to depreciation will be closer to 110-120%.

Interest paid was £70 million compared with £56 million in 2002 since interest on the bonds issued during that year was not paid until 2003.

Dividends from joint ventures and associates were £68 million (2002 – £45 million) with the major receipt being from AgustaWestland which has a policy of 100% distribution of earnings unless otherwise agreed by the shareholders. The dividend received from AgustaWestland in 2003 was somewhat higher than its normalised distribution, reflecting its strong profit and cash performance.

Tax paid totalled £63 million compared with £38 million in 2002 and reflected the settlement of prior years' tax issues. The figure for 2004 is expected to be somewhat lower.

The net impact of acquisitions and divestments was an inflow of £29 million (2002 outflow – £75 million) leaving a net cash inflow for the year, before dividend payments, of £118 million (2002 – £66 million). The major transactions in the year were the sale of our 29% stake in Alvis plc for £73 million and the acquisition of Pilkington's aerospace transparency business for £36 million in cash (in addition there were borrowings on acquisition of £6 million).

Net borrowings
At the end of the year the Group had net borrowings of £793 million (2002 – £834 million). These included the benefit of customer advances of £48 million (2002 – £42 million), which are shown in short-term creditors in the balance sheet. There were no net borrowings in joint ventures, which held net cash balances at 31 December 2003.

The reduction in net debt seen in the year was encouraging, reflecting the continued focus on cash management throughout the Group.

Goodwill
At the year-end the balance sheet showed goodwill of £340 million (2002 – £470 million) in relation to subsidiaries and a further £114 million (2002 – £114 million) within the equity value of joint ventures and associates. The significant decrease in value of goodwill in subsidiaries reflects the £91 million impairment charge noted earlier.

Shareholders' equity
Shareholders' equity was £926 million at the end of the year compared with £950 million at the end of 2002. Retained profits were £16 million which were more than offset by £41 million adverse impact of currency.



AUTOMOTIVE

Sales 2003 £m	By origin	By market
Europe	1,646	1,500
Americas	933	996
Rest of the World	457	540
Total	**3,036**	**3,036**

Above
The assembly shop in GKN Driveline's plant in Rayong, Thailand. Operators Khun Prakob (left) and Khun Tanawut verifying and packing a driveshaft for a General Motors vehicle produced in the Asia Pacific region.







Left
GKN Driveline's new precision forming plant in Rayong, Thailand opened in 2003. Operators Khun Jittipong and Khun Jaran with Mark Tristram, production manager, checking a fixed outer race (part of a CVJ sideshaft) for a new Toyota multi-purpose vehicle produced locally.



Left
Assistant head of the design department at GKN Sinter Metals' Radevormwald plant in Germany, Andreas Knecht, measures a first prototype of a synchroniser ring for a vehicle transmission system. The tools to produce the ring were designed in-house.

DIVISIONAL PERFORMANCE

Automotive

By comparison with 2002, car and light vehicle production declined in both North America and Western Europe by 3.2% and 0.7% respectively. This was partially offset by growth in the emerging markets of Asia Pacific where production rose by some 19% to 7.9 million units. Notwithstanding these difficult markets and pricing pressure which remained intense, sales revenue of £3,036 million was £86 million higher than 2002. The favourable translational impact of currency was £19 million and the full year impact of 2002 acquisitions added £58 million. The impact of divestments was small at £10 million so that on a like-for-like basis sales were 0.6% higher than in 2002.

Operating profit was £195 million, £6 million (3.0%) below 2002. The translational impact of currency was £11 million favourable while net acquisitions and divestments added £1 million. Excluding these factors profits fell by £18 million (8.5%) but it should be noted that this result reflects the transactional impact of currency which, by comparison with 2002, reduced profit by some £7 million. Some impact was seen from increased raw material costs, particularly steel, on which we spend some £500 million per annum, but since these largely occurred late in the year their effect on 2003 was small.

GKN Driveline

Products and markets

GKN Driveline specialises in the manufacture of components for light vehicle drivelines (defined as the components that transfer torque between a vehicle's transmission and its driven wheels). These components include geared components (transfer cases, power transfer units and final drive units), torque management devices and driveshafts (propshafts for longitudinal power transmission and sideshafts for lateral transmission).

GKN Driveline is the global leader in the production of constant velocity jointed (CVJ) products for use in light vehicle drivelines. The majority of CVJs are used in sideshafts for front wheel drive, rear wheel drive and four wheel drive vehicles; CVJ sideshafts are required for every driven axle with independent suspension. Some but not all longitudinal propshafts are also fitted with CVJs.

In 2003, based on internal estimates, GKN Driveline companies produced in excess of 42% of CVJs for the global light vehicle market. The market share of the next largest producer was approximately 17%. Nearly 24% of CVJs are produced by vehicle manufacturers (VMs) for their own use through 'in-house' operations. GKN Driveline manufactures CVJs and related products in 37 plants in 21 countries across all of the vehicle producing regions of the world and has enjoyed considerable success in the developing markets, with market shares of some 80% in South America and 55% in the Asia Pacific region excluding Japan and South Korea.

GKN Driveline is also a global leader in the market for torque management devices (TMDs) and premium propshafts. TMDs are mechanical or electro-mechanical devices that improve vehicle performance and handling by controlling the flow of torque to the driven wheels based on road conditions, vehicle situation and driver intent. GKN offers a wide range of TMD solutions as both stand-alone and integrated devices to VMs and to certain Tier One suppliers. In 2002, GKN acquired a 33% stake in Tochigi Fuji Sangyo (TFS), a Japanese manufacturer of TMDs and other driveline components. We estimate that in 2003 GKN and TFS together supplied approximately 18% of TMDs for light vehicle applications on a global basis. GKN Driveline is also one of the largest suppliers of premium propshafts, which we define as those propshafts with sophisticated joints, materials or other features. We estimate that in 2003 premium propshafts represented approximately 32% of global light vehicle propshaft demand, or some 9 million propshaft assemblies. GKN Driveline's share of this segment was in the region of 17%.

Sales by GKN Driveline of geared components are currently not significant but we are involved in many active development projects on future vehicle programmes. We expect above market growth in power transfer units and final drive units as VMs continue to introduce new 'crossover' vehicles that combine four wheel drive with car-like dynamics and comfort. GKN Driveline also operates an aftermarket business, primarily in Europe, that serves distributors and service outlets with a range of new and remanufactured driveline and other components.

The GKN Driveline business is managed globally to ensure effective use of resources and capital. Customers are served by global account teams that are structured to reflect customer organisations, and all manufacturing and sourcing decisions are reviewed from the perspective of global capacity and strategy.

2003 highlights

Sales in 2003 were £1,938 million (2002 – £1,826 million).

The full year impact of our 33% shareholding in TFS, which was acquired in 2002, accounted for £50 million of the increase, the effect of translational currency was £25 million favourable whilst the net impact of other acquisitions and divestments was £7 million negative, leaving the underlying increase at £44 million (2.4%). This overall increase was encouraging as it was achieved in the face of lower vehicle production and significant pricing pressure in major markets.

The pricing environment continued to be difficult. Productivity improvements offset some of the price reductions but margins were also adversely affected by higher steel prices and industrial action by the German metal workers' union in Mosel. Overall, therefore, there was a slight reduction in operating margins from 2002.

As part of the global strategy noted above, in August the division entered into two joint ventures with Toyoda Machine Works in Thailand which will manufacture and supply driveshafts for a new vehicle for Toyota, beginning production in August 2004. In December 2003 we agreed, subject to regulatory approval, an increase in our shareholding in Shanghai GKN Drive Shaft Company Ltd from 40% to 50%.

Orders won during the year confirm that there is unlikely to be any major change in the division's market share in the period up to 2006, the latest date for which reliable data is available.

There continued to be a high degree of focus on research and development and during the year the division invested some

£68 million, including expenditures for product and process improvement, cost reduction and innovation. All these costs were charged to operating profit during the year.

Powder Metallurgy

Products and markets

GKN's Powder Metallurgy division produces both metal powder and sintered products. This combination, which is unique amongst the larger powder metallurgy companies, gives a competitive advantage through enhanced technology and a wide range of capabilities.

Until November 2003, when a small Romanian company was acquired, powder production was confined to the Hoeganaes operations in the US. Hoeganaes largely serves the US market with approximately half of current production going to GKN's own sintering companies and the remainder to third party customers. It is the largest producer of powder in North America with a 53% market share. Hoeganaes' third party sales account for just over 10% of the division's sales.

GKN Sinter Metals manufactures components from metal powder, largely iron although aluminium and other alloys are also used. The technology is essentially substitutional and can result in significant cost savings by comparison with cast or forged components requiring extensive subsequent machining. The largest market is automotive, for which parts such as connecting rods and gearbox components are produced.

GKN's sintered component production takes place in North and South America, Western Europe and India with the percentages being 59%, 38% and 3% respectively. In a highly fragmented global market, GKN Sinter Metals has approximately 16% share with the next largest company at 4%. Over 50% of the global market is represented by producers with less than 1% each. In North America, sales to DaimlerChrysler, Ford and General Motors account for some 70% of turnover.

2003 highlights

2003 sales of £608 million were £24 million (3.8%) lower than 2002. £20 million of the reduction was due to currency on translation so that on a like-for-like basis sales were broadly level with last year. Sales improved in India, where there was strong growth in automotive demand, and in continental Europe but were offset by lower figures in North America, reflecting the weaker automotive markets noted earlier exacerbated by the continued loss of market share by the division's major customers. Operational improvements continued to be made but the lower production levels seen during the year impacted the reported performance of the US sintering business, though Europe, the Rest of the World and Hoeganaes remained satisfactory.

In view of the continuation of these market conditions, as noted in the financial section of this review it was considered appropriate to make an impairment charge of £83 million in respect of capitalised goodwill in the US business. Plans for accelerating the recovery process are well advanced and will be implemented in 2004.

During the year new business with an annualised value of approximately US$150 million was won. US$80 million of this was for the US business and will come on stream from 2006 at which point annual US revenues can be expected to resume growth.

In the early part of the year the creation of a dedicated research and development centre in Germany was announced. This facility, which will be opened in May 2004, aims to increase the speed of product development and, in particular, improve the strength of sintered components.

As noted earlier, in November a small Romanian powder manufacturer was acquired. This will broaden the division's production capacity, lead to lower material costs in Europe and provide a basis for further development in Eastern Europe. It is likely that further 'bolt-on' strategic acquisitions will be made in developing markets.

OffHighway and AutoComponents (including Emitec)

Products and markets

The division comprises a number of smaller businesses which supply agricultural, construction equipment and automotive customers with power take off equipment, wheels, structural components, engine cylinder liners and metal substrates for catalytic converters.

The European agricultural market has been relatively depressed for some time and saw further falls in the early part of the year as a consequence of a reduction in the level of farm incomes, uncertainty caused by the new Common Agricultural Policy and a loss of confidence by farmers. Some recovery was seen in the second half of the year but expectations for 2004 remain muted. In North America, after a slow start, there was some recovery in the second half of the year but only back to the same level as 2002. 2004 is also expected to remain around these levels.

In construction markets Europe was flat and is expected to remain so but North America is likely to improve slightly in 2004 after a static 2003.

2003 highlights

Sales for the year of £490 million compared with £492 million in 2002. Currency translation was £14 million favourable and the full year impact of 2002 acquisitions was £5 million, leaving the underlying figure £21 million lower. In addition to the weak market conditions noted above, this reduction reflected lower sales by Emitec in the US as a number of major contracts came to an end. However, the division continued to generate cash and margins were substantially maintained, notwithstanding these challenging conditions.

During the year the division completed the closure of the UK cabs business, costs of which were provided in the 2002 accounts.



AEROSPACE

Sales 2003 £m	By origin	By market
Europe	1,190	1,021
Americas	357	433
Rest of the World	2	95
Total	**1,549**	**1,549**

Above
EH101 final assembly line at AgustaWestland's Vergiate plant in Italy. Vergiate assembles all 'Agusta' products and shares production of the EH101 with AgustaWestland's UK plant in Yeovil, Somerset.





Left
Diana Anderson completing installation of a wiring harness on an AS907 Honeywell Challenger 300 engine being assembled for Bombardier at GKN Aerospace Services' St Louis plant in Missouri, USA.



Left
The C-17 military transporter is an important programme for GKN Aerospace Services' St Louis plant. Ervin Mayhew adds clamping provisions to a C-17 main landing gear in preparation for machining on a multi-spindle gantry profile.

Aerospace

The civil aerospace market weakened further in 2003 with combined deliveries by Airbus and Boeing decreasing from 684 aircraft in 2002 to 586 in 2003. Military demand, however, remained firm and offset much of this decline. As a result, sales for the year were £1,549 million compared with £1,502 million in 2002. Overall, there was no translational impact of currency with reductions in subsidiaries offset by increases in AgustaWestland and on a like-for-like basis, excluding acquisitions and Alvis, sales were broadly level with last year.

Operating profit was £130 million, £10 million (8.3%) higher than 2002 although the latter included £11 million of reorganisation costs in AgustaWestland. The translational impact of currency was £1 million favourable while acquisitions added £2 million. Excluding these factors together with the 2002 reorganisation costs, profits decreased by £4 million largely as a consequence of the slightly lower levels of activity in AgustaWestland.

Aerospace Services

Products and markets

GKN Aerospace Services manufactures structural components, assemblies and systems for aircraft and aero engine manufacturers, and provides a range of engineering services, for both military and civil aerospace markets. Currently, sales are 70% to military and 30% to civil markets.

At present, the aerostructures market is fragmented with most of the production currently in-house by the aircraft manufacturers. We believe that as these companies look to outsource this manufacturing and supply chain management responsibility, additional growth opportunities will arise. In addition, our leading position in advanced composite technologies will position us to benefit from the accelerating trend toward increased composite usage on new military and civil aircraft.

Overall, the market for civil aircraft is not expected to improve in 2004, with no significant recovery expected until 2006. Military markets, however, remain solid with the US defence budget expected to grow by some 4% annually to the end of the decade.

2003 highlights

Sales of £559 million were exactly the same as in 2002. The effect of currency on translation of sales revenue was £30 million negative, while the impact of 2002 and 2003 acquisitions was £16 million. Eliminating these factors, sales were £14 million (2.6%) higher than 2002.

Profits for the year of £23 million compared with £25 million in 2002. With some two-thirds of its sales and almost all of its operating profit generated in the US, GKN Aerospace Services operating profit was significantly impacted by the fall in the US dollar against the pound with an adverse translational currency effect of £4 million. This was partially offset by the £2 million contribution from acquisitions. Half of this was from the Pilkington aerospace business acquired in October 2003, which performed well in its first three months of GKN ownership. Actions to integrate it and GKN's existing canopies business are proceeding apace.

At constant exchange rates and excluding acquisitions, profits were level with 2002. The military side of the business continued to perform steadily, particularly the St Louis facility acquired from Boeing as an outsourcing in 2001, which successfully secured further contract life extensions on several of its major programmes. Costs were incurred on supporting advanced design and development work on the new Joint Strike Fighter (JSF) programme.

However the civil business, which over the last two years has successfully reduced its cost base to significantly lower levels, saw further weakness in its markets and also absorbed the costs of development work on new programmes including on the Airbus A380 aircraft.

As part of the normal annual review of fixed asset carrying values, and in the light of specific trading performance at one of our US operations, it was considered appropriate to make a goodwill impairment charge of £8 million.





Left
The F-35 Joint Strike Fighter, which is now at an advanced stage of development, is expected to become the world's largest military programme – more than 3,500 aircraft are expected to be produced. GKN Aerospace Services continued to win business on this aircraft during 2003 when it was awarded a contract to produce composite flight control surfaces. This follows a significant contract win on the aircraft's engine during 2002.

During the year, the division has been successful in winning business both for Airbus and on the F-35 JSF. At the end of the year the weighted average value for GKN on the Airbus A380 was US$2.0 million per aircraft and on the JSF US$0.4 million whilst the estimated future value of our work on all US Department of Defense programmes was US$6 billion.

The acquisition of the Pilkington aerospace business, which was completed at the beginning of October, positions the division as the market leader in military transparencies and as a strong number two in the civil market.

AgustaWestland

Products and markets

AgustaWestland, which was formed as a 50:50 joint venture between GKN and Finmeccanica SpA of Italy at the beginning of 2001, manufactures a range of medium to heavy-lift helicopters and provides engineering support and training services. It is one of the world's largest helicopter suppliers by sales revenue with approximately 80% being to military and 20% to civil markets. Approximately 60% of current revenue reflects aircraft production and 40% engineering support and training. The company's market is largely defined by national government budgets and programmes. The main global influence is US Department of Defense spending, where there are a number of major programmes which will be initiated in the next two or three years. In addition, there are market opportunities for the company's products in both Europe and South East Asia.

2003 highlights

GKN's share of sales revenue in 2003 of £876 million was £11 million above the 2002 figure. There was, however, a £30 million benefit from currency translation and, excluding this, sales were £19 million (2.1%) lower, largely as a consequence of the completion of the EH101 for the UK Ministry of Defence during the early part of the year and the mix of production on other contracts.

Operating profit of £102 million was £9 million above last year's figure of £93 million, which contained an £11 million charge for the reorganisation of the company's UK facilities. Excluding this and the £5 million favourable impact from currency translation the profit was £7 million (6.4%) lower than last year.

Helicopter deliveries in the year included seven EH101s and 25 Apaches. It is expected that the final six Apaches for the British Army will be delivered in the first half of 2004. The value of orders received during the year was £1.2 billion and at the year-end the order book stood at £4.4 billion. Looking forward, it is anticipated that 2004 revenue and profit will be slightly lower than 2003 with further reduction in 2005 before new programmes start to come on stream in 2006.



Above
Section of an Airbus A380 floor beam produced using GKN's new Resin Film Infusion (RFI) composite manufacturing process at Cowes on the Isle of Wight in the UK. The A380 is the first full-scale production application of RFI. It is a process suited to civil aircraft because of its ability to deliver large, lightweight, high-quality structures at lower cost than previous processes.


NORTH AMERICAN LIGHT VEHICLE PRODUCTION 2002-2004
2002-2003 actual 2004 forecast (million units)
5
4
3
2
1
0
1st Qtr
2nd Qtr
3rd Qtr
4th Qtr
2002 Actual
2003 Actual
2004 Forecast
Source: Global Insight


CIVIL AIRCRAFT MARKET 2002-2008
2002-2003 actual 2004-2008 forecast (by aircraft type US$ billion)
70
60
50
40
30
20
10
0
02
03
04
05
06
07
08
Civil rotorcraft
Business jets
Regional aircraft
Commercial jetliners
Source: Teal


WESTERN EUROPEAN LIGHT VEHICLE PRODUCTION 2002-2004
2002-2003 actual 2004 forecast (million units)
5
4
3
2
1
0
1st Qtr
2nd Qtr
3rd Qtr
4th Qtr
2002 Actual
2003 Actual
2004 Forecast
Source: Global Insight


MILITARY AIRCRAFT MARKET 2002-2008
2002-2003 actual 2004-2008 forecast (by aircraft type US$ billion)
30
25
20
15
10
5
0
02
03
04
05
06
07
08
Military rotorcraft
Trainers/light attack
Military transports
Fighters
Source: Teal


GLOBAL LIGHT VEHICLE PRODUCTION 1990-2008
1990-2003 actual 2004-2008 forecast (million units)
70
60
50
40
30
90
92
94
96
98
00
02
04
06
08
Actual/forecast
Trend line showing average compound annual growth rate from 1990 to 2008 of 2.2%
Source: Global Insight

OTHER FINANCIAL MATTERS

Accounting policies

No new accounting policies have been adopted in the year.

Treasury management

GKN co-ordinates all treasury activities through a central function whose purpose is to manage the financial risks of the Group as described below and to secure short and long-term funding at the minimum cost to the Group. The central treasury function operates within a framework of clearly defined Board approved policies and procedures, including permissible funding and hedging instruments, exposure limits and a system of authorities for the approval and execution of transactions. It operates on a cost centre basis and is not permitted to make use of financial instruments or other derivatives other than to hedge identified exposures of the Group. Speculative use of such instruments or derivatives is not permitted, and none has occurred during the year.

The central treasury function prepares a formal twice yearly report to the Board, and prepares formal monthly reports for the Finance Director and other senior executives of the Group. In addition, the gross and net indebtedness of the Group is reported on a weekly basis to the Chief Executive and the Finance Director, whilst liquidity, interest rate, currency and other financial risk exposures are monitored daily. The central treasury function is subject to an annual internal and annual external review of controls.

Funding and liquidity

The Group funds its operations through a mixture of retained earnings and borrowing facilities, including bank and capital markets borrowings and leasing. The relative proportions of equity and borrowings are governed by specific Board approved parameters. These are designed to preserve prudent financial ratios, including interest, dividend and cash flow cover, whilst also minimising the overall weighted average cost of capital to the Group.

All the Group's borrowing facilities are arranged by the central treasury function and the funds raised are then lent to operating subsidiaries on commercial arm's-length terms. In some cases operating subsidiaries have external borrowings, but these are supervised and controlled centrally. The Group's objective is to maintain a balance between continuity of funding and flexibility through borrowing at a range of maturities from both capital markets and bank sources.

Bank borrowings are principally in the form of committed multi-currency bilateral revolving credit facilities with a group of relationship banks, and with a range of maturities from 364 days to four years. Borrowings under these facilities are unsecured and were denominated in euro and Japanese yen at 31 December 2003.

Capital markets borrowing includes unsecured issues of £350 million 6.75% bonds maturing in 2019 and £325 million 7% bonds maturing in 2012.

At the year-end the Group had committed borrowing facilities of £1,526 million, of which £880 million was drawn. The weighted average maturity profile of the Group's committed borrowings was 10.6 years. This leaves the Group well placed to fund its strategic growth plans and to withstand any sudden changes in liquidity in the financial markets.

The Group also has access to substantial lines of uncommitted funds which are used principally to manage day-to-day liquidity. Wherever practicable, pooling, netting or concentration techniques are employed to minimise gross debt.

Risk management

The Group is exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates and interest rates. In the normal course of business, the Group also faces risks that are either non-financial or non-quantifiable, including country and credit risk.

The Group uses interest rate swaps, swaptions, forward rate agreements, netting techniques and forward exchange contracts to manage the primary market exposures associated with its underlying assets, liabilities and anticipated transactions.

Counterparty credit risk

The Group is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. Credit risk is mitigated by the Group's policy of only selecting counterparties with a strong investment graded long-term credit rating, normally at least AA– or equivalent, and assigning financial limits to individual counterparties.

Interest rate risk

The Group operates an interest rate policy designed to optimise interest cost and reduce volatility in reported earnings. This policy is achieved by maintaining a target range of fixed and floating rate debt for discrete annual periods, over a defined time horizon. This is achieved partly through the fixed rate character of the underlying debt instrument, and partly through the use of straightforward derivatives (forward rate agreements, interest rate swaps and

swaptions). The Group's current policy is to require interest rates to be fixed for 30% to 70% of the level of underlying borrowings forecast to arise over a 12 month horizon.

The timing of cash flows at the year-end resulted in 76% of the Group's gross financial liabilities at fixed rates of interest, however this was reduced below the 70% ceiling during the first few weeks of 2004. The weighted average period in respect of which interest has been fixed was 11.9 years.

Currency risk

The Group has transactional currency exposures arising from sales or purchases by operating subsidiaries in currencies other than the subsidiaries' functional currency. Under the Group's foreign exchange policy, such transaction exposures are hedged once they are known, mainly through the use of forward foreign exchange contracts. The level of hedges may be varied from time to time as the volume of underlying trading also varies. Differences arising on such variations are taken to the profit and loss account either as a credit or a charge.

The Group has a significant investment in overseas operations, particularly in continental Europe and the Americas. As a result, the sterling value of the Group's balance sheet can be affected by movements in exchange rates. The Group therefore seeks to mitigate the effect of these translational currency exposures by matching the net investment in overseas operations with borrowings denominated in their functional currencies, except where significant adverse interest differentials or other factors would render the cost of such hedging activity uneconomic. This is achieved by borrowing either directly (in either the local domestic or eurocurrency markets), or indirectly through the use of rolling annual forward foreign exchange contracts. Borrowings created through the use of such contracts amounted to £597 million at 31 December 2003 and were denominated in US dollars (64%) and euro (36%). These amounts are less than the full value of the Group's balance sheet held in those currencies since, during 2003, the Board decided to restrict the level of hedging to ensure that the Group's total level of borrowings would not be overly sensitive to any exchange rate movement.

Pensions and post-retirement benefits

Pension costs in these accounts have been accounted for on an SSAP 24 basis. The total charge to Group profit in respect of defined benefit schemes was £68 million (2002 – £49 million). The increase, which was predicted in last year's annual report, arose largely as a consequence of the triennial valuation of the UK scheme which took place during the course of the year and which is discussed in more detail below and in note 26 to the accounts. Because the valuation applied for only part of the year there will be a further increase in the charge in 2004 when it is anticipated that the equivalent charge for pensions and post-retirement liabilities will be in the region of £86 million, of which £40 million will be in respect of pension deficit charges in the UK. It is not possible to give guidance beyond the current year as, following the implementation of International Financial Reporting Standards (IFRS) in 2005, the cost of pensions will be reported on a different basis.

In line with guidance from the Accounting Standards Board and because of the uncertainty surrounding the eventual IFRS on pensions, the Group has not adopted FRS 17 in the 2003 accounts, but is disclosing fully the effects had it done so. These are shown in note 26 to the accounts on pages 65 to 67 which covers both the balance sheet and profit and loss account impacts.

UK pensions

Much of the external focus is on the Group's UK pension scheme which has approximately 60,000 members of whom only 10% are currently in service with the remainder either deferred or current pensioners. As a UK defined benefit scheme, this is run on a funded basis with funds set aside in trust to cover future liabilities to members. An actuarial valuation of the scheme was carried out during the year which showed that the aggregate funding on an ongoing basis was 69%. As a consequence, the Group has raised its annual cash payment to the fund to £54 million. This figure is expected to apply at least until the next valuation in three years' time and is £21 million higher than in 2002 (which had already been increased by £10 million in anticipation of the review). Employees have also increased their contributions to reflect the higher cost of providing future benefits.

Under SSAP 24 the charge to profit for the UK scheme was £33 million (2002 – £17 million), analysed as £10 million in respect of current service and £23 million in respect of the deficit. Because of the materiality of the deficit and since it relates in large part to employees of companies which are no longer part of the Group, it is shown separately in the segmental analysis to enable underlying performance to be better understood. Prior year figures have been restated accordingly.

Overseas pensions
The charge for overseas post-retirement benefits under SSAP 24 was £35 million and the charge for 2004 is expected to remain at around this level.

During 2003 the Group took advantage of its good cash position and 'bought out' an unfunded pension obligation in one of its European companies.

FRS 17 also values post-retirement benefits outside the UK, including those countries where schemes are unfunded and it is already the practice to provide for the liability in the balance sheet. The principal regions involved are the US and continental Europe and the detailed assumptions underlying the FRS 17 additional net liabilities in those territories, of £37 million and £28 million respectively, are set out in note 26 to the accounts.

Summary
In total, at 31 December 2003 on the FRS 17 basis, there was a net additional liability on all pension/post-retirement obligations of £563 million (2002 – £527 million) in addition to the net £138 million (2002 – £157 million) already included in long-term liabilities/prepayments on the balance sheet. This net liability arises after a deferred tax credit of £203 million (2002 – £202 million) which, it should be noted, is restricted by the forecast availability of UK taxable profits.

Joint ventures
The equity value of joint ventures will also be affected by the implementation of FRS 17 and the adjustment at the end of 2003 would have reduced shareholders' funds by £54 million (2002 – £58 million).

International Financial Reporting Standards
The European Union requires all listed companies to report under International Financial Reporting Standards (IFRS) for accounting periods commencing on or after 1 January 2005 with prior year comparatives on the same basis.

In 2002 the Group initiated a project to review the requirements of IFRS, recommend appropriate accounting policies for consideration by the Audit Committee and identify their impact on Group results and balance sheet. The project operates under a steering committee chaired by the Group Finance Director and consisting of divisional finance directors together with other senior employees with responsibility for external and internal reporting and systems development and implementation.

A number of working parties containing representatives from line and central financial management were established to consider all IFRS requirements. With the exception of those considering areas where standards have not yet been finalised all working parties have identified the key areas of difference between IFRS and current UK GAAP which will affect the Group.

Work is continuing on developing appropriate policies. Once this is completed the systems requirements will be finalised, appropriate training programmes will be established and an estimate of the impact on the Group's reported results evaluated. With several accounting standards still to be finalised, it is too early to predict the results of this evaluation although it is already clear that the adoption of IFRS will undoubtedly introduce more volatility into company accounts in general.

Financial resources and going concern
At 31 December 2003 the Group had available, but undrawn, committed borrowing facilities totalling £646 million.

Having assessed the future funding requirements of the Group, the Directors are of the opinion that it is appropriate for the accounts to be prepared on a going concern basis.

Cautionary statement
The operating and financial review and certain other sections of this annual report contain forward looking statements that are subject to risk factors associated with, amongst other things, the economic and business circumstances occurring from time to time in the countries and sectors in which the Group operates. It is believed that the expectations reflected in these statements are reasonable but they may be affected by a wide range of variables which could cause actual results to differ materially from those currently anticipated.



BUILDING A BUSINESS FOR FUTURE GENERATIONS

GKN can trace its roots back almost 250 years and has been incorporated in its present form (originally as Guest, Keen and Nettlefolds) for over 100 years. This longevity has not been achieved without recognising the need, in pursuing its objectives, to take account of the interests of a range of stakeholders, including customers, employees, shareholders and communities. As long ago as the mid 19th century, the Guest business in Dowlais in South Wales was instrumental in bringing fresh water and sanitation to the town of Merthyr Tydfil and the village of Dowlais.

GKN is committed to providing long-term, sustainable value to its shareholders by delivering outstanding products and services to its customers. When it does so successfully GKN can reward its people and help support the communities of which it is a part.

Every working day some 35,000 people come to work in GKN plants and offices located in more than 30 countries around the world. All of those people have expectations of GKN. They expect to work in a safe environment which will not damage their health. They expect their rights, dignity and equality of opportunity to be respected by a company which upholds high ethical standards. They expect to be rewarded fairly for their efforts and to know how they and the company they work for are performing. GKN values the contribution of all its employees and works hard to meet their expectations. These also include freedom of association and collective bargaining where requested by a majority of employees, fair systems to deal with grievance and discipline, and the absence of any form of discrimination.

Those 35,000 people live in communities of which their employing company is a member. Those communities also have expectations. They expect GKN to minimise the impact of its operations on the environment. They expect GKN to make a contribution to community life and well-being. In less developed countries, GKN aims to ensure that community activities are sensitive to the local social and physical environment and will have positive long-term impact.



Scope of the review

In this year's social responsibility review GKN has again used, as a framework to present the information, the Reporting Guidelines produced by the Global Reporting Initiative (GRI), an international multi-stakeholder group. The GRI Guidelines, last published in June 2002, are based on the 'triple bottom line' reporting concept covering economic, social and environmental performance. The financial aspects of the economic performance of the Group in 2003 are reported on elsewhere in this annual report.

GKN supports the terms of the Universal Declaration of Human Rights and the OECD Guidelines for Multinational Enterprises and continues to work towards ensuring that there is no breach of these within its businesses. Our ultimate aim is to ensure that similar standards operate throughout our supply chains.

The review covers all of our subsidiary companies. The Group operates globally and it is therefore appropriate that our approach to social responsibility is global. To this end it also embraces our joint venture companies through an open exchange of information and ideas; where practicable performance data is collected from those companies. Joint ventures may also participate in our global Safety and Green Scheme Award programmes.

The performance data presented in this review has been the subject of self-certification by Group companies together with some independent verification of data or data collection processes as described below.

We have again used sales as a measure for key environmental indicators. As referred to in last year's review this has a number of disadvantages, including distortions caused by price reductions, intra-Group trading and widely varying consumption levels in differing manufacturing processes. The development of alternative metrics continues. These will vary from division to division due to the differing nature of their business processes. We will report on them once adequate comparative data is available.

GOVERNANCE

Management systems

The principles of good corporate social responsibility are embedded within GKN's values which are embraced throughout the Group. They can be viewed on our website at www.gknplc.com.

The Board views very seriously its responsibility for ensuring that all the Group's businesses act as good corporate citizens. A working group chaired by Ian Griffiths, Managing Director GKN Driveline, has responsibility for guiding the adoption of the principles of sustainable development throughout all the Group's businesses; Dick Etches, Human Resources Director, has responsibility for Health, Safety and Environment programmes; and Grey Denham, Company Secretary, together with the Corporate Audit Department and the Audit Committee, oversees compliance with Group policies.

The management of social responsibility issues is an integral part of the Group's overall corporate governance procedures and therefore this review should be read in conjunction with the corporate governance section on pages 74 to 79. In particular, the management of social, environmental and ethical risks is encompassed within the internal control procedures described in that section.

The internal control procedures are supplemented by arrangements under GKN's Integrated Loss Prevention Policy which is designed to protect assets, prevent accidents and losses, contribute to a safer working environment for all GKN employees as well as achieving and demonstrating sound environmental performance. The policy, which can be viewed on GKN's website, sets out the Group's systematic approach to loss prevention and covers all accidental risk areas. Operational management, supported by a network of specialists, advisers, Divisional Loss Prevention Committees (DLPCs) and the Group Loss Prevention Council (GLPC), has primary responsibility for implementing the policy, for integrating loss prevention into the business process and for performance delivery.

The GLPC assists this process by providing direction and promoting best practice, whilst the DLPCs are responsible for co-ordinating loss prevention activity within each division, investigating serious accidents and losses and reporting on performance to the GLPC.

Health, safety and environmental performance is reported to the Executive Committee on a quarterly basis and at least annually to the Board. Significant incidents are reported to executive Directors within 24 hours and to the next meeting of the Executive Committee.

The Business Excellence Programme is our primary route to achieving best-in-class standards in all aspects of managing the business which, going forward, will incorporate our corporate social responsibilities. The programme uses Business Excellence models and Six Sigma tools to identify opportunities for continuous improvement across a wide range of activities including leadership, empowerment, organisational processes, customer relationship management, and community contributions.

The most significant risks in relation to social responsibility issues are loss of reputation resulting from the manner of operation of our businesses and safety issues arising from quality or design of our products. Both of these could, potentially, impact shareholder value significantly as well as our employees and the communities in which we operate. In environmental terms, our manufacturing processes are not inherently high risk, however great care is taken to prevent any adverse impact arising.

Group governance policies

A series of governance policies, which are applied throughout the Group, underpin our vision on corporate social responsibility. Our internal control procedures (described in the corporate governance section on pages 78 and 79) are designed to confirm proper implementation and identify material breaches of these policies. No such breaches have been identified in respect of 2003.

In support of its governance procedures, our Aerospace business, which operates in the highly regulated world of government contracting, has established an external Ethics Hotline. This provides employees with a means of voicing concerns on compliance and regulatory issues to a third party provider, on an anonymous basis if they wish.

Ethical standards policy
The ethical standards policy sets high standards of integrity, honesty and fair dealing for all employees. As part of the overall Group ethical standards policy, individual divisional and company policies require that all business should be conducted with respect to human dignity and rights, and in compliance with all applicable laws and regulations, and that corrupt practices and the acceptance or making of bribes be prohibited. All commercial transactions must be properly recorded, and assets and confidential information must be fully protected and used only for the purpose for which they were provided.

Employees are also required to avoid conflicts of interest between their business relationships and personal activities. All employees have access to appropriate nominated executives or groups of executives for the purposes of advice and assistance and, where necessary, rulings on ethical issues which may arise.

Competition policy
To ensure that Group companies comply with the laws relating to competition and fair trading, the Group has a policy that relevant employees are trained in competition laws applicable to their day-to-day activities. Employees are trained by way of attendance at courses or by use of interactive CD-ROM training packages developed by the Group.

Data protection policy
The Group's data protection policy is designed to ensure that personal information held throughout the Group is treated with due respect for the privacy of the individual. The policy is applied worldwide even where it is more exacting than local legislation.

Employment policies
The Group's employment law and practices policy requires every business in the Group to adopt employment policies and procedures ensuring that employees and prospective employees are given equal opportunities irrespective of sex, race, sexual orientation, disability, religion or ethnic origin. Wherever it operates, the Group complies with local employment law and practices.

All businesses are required to ensure that employment decisions are based on qualifications and merit. The working environment must respect employees' human dignity and rights and be free from all forms of discrimination and from any form of conduct, physical or verbal, which could be considered to be harassing (including sexual harassment), coercive or disruptive. Working conditions must be safe and healthy and there are specific requirements in relation to substance abuse and dangerous weapons.

Policies are designed to encourage employees to report and discuss problems on a confidential basis and to provide expeditious and confidential grievance procedures.

Employee disclosure procedures policy
Group companies are required to establish appropriate procedures to enable employees to disclose in good faith, at local company or if appropriate at divisional level, instances of wrongdoing by other employees at any level, including any substantial breach of the Group's policies. Employees must be able to do so in the knowledge that their concerns will be investigated and dealt with properly and sensitively and without fear of reprisal or disciplinary action. The process must also provide for employees, should they so wish, to make disclosures in writing directly to the Company Secretary or the Head of the Corporate Audit Department at the Corporate Centre.

Defence industry involvement
We are aware that there are some investment organisations and individuals who are concerned by companies' involvement in the defence industry. GKN's primary interest in defence equipment is through its helicopter joint venture, AgustaWestland. All sales outside domestic markets are in strict accordance with UK and Italian Government export approval procedures, as appropriate. As well as having applications in defence, in many parts of the world AgustaWestland helicopters play a vital role in rescue, relief and humanitarian aid. GKN Aerospace Services is also a first tier supplier of aerospace structures for US and European military aircraft programmes, the export of which is in accordance with government export approval procedures.

EMPLOYEES – by business
as at 31 December 2003



Automotive
■ Subsidiaries **29,400**
▣ Joint ventures **3,400**
Aerospace
□ Subsidiaries **5,800**
□ Joint ventures **9,300**

EMPLOYEES – by region
as at 31 December 2003



■ UK **10,400**
■ Continental Europe **20,300**
□ Americas **12,600**
□ Rest of the World **4,600**
(including subsidiaries and joint ventures)

FOCUS ON OUR EMPLOYEES

At GKN we are committed to creating an environment in which employees are able to realise their full potential. Training and development programmes at all levels within the organisation aim to ensure that employees have the skills and knowledge to perform their roles as effectively as possible and that they are able to maximise their potential and contribution.

Communication

GKN recognises the importance of communication as a two-way process and the substantial contribution employees can make to improving business performance. During 2003 we completed a programme of surveys of over 30,000 employees across the Group (85% of subsidiary company employees). The surveys covered a wide range of topics including product quality, health, safety and the environment, career development, communication and leadership, and company reputation. Key points which emerged from the surveys recognised as an important strength the ability to set clear objectives and the routes to their attainment. Whilst employees regard GKN as positive in its approach to change, communication was identified as an area for improvement across the businesses. There is also an opportunity to broaden our development activities across a wider population in order to help realise the potential of employees. The responses will help focus improvement initiatives and provide a benchmark against which to measure progress.

Effective consultation mechanisms exist throughout the Group to provide open communication between management and representatives of union and non-unionised employees. During 2003, GKN Driveline Mosel received an award from the German Institute for Business Studies for its employee suggestion scheme which was judged to be the best in Germany. Group companies encourage employee participation in the process for improving health, safety and environmental performance. Employee involvement is also encouraged and recognised through the GKN Safety Awards and the GKN Green Scheme. These schemes, now in their sixth year, recognise success and highlight best practice which is then shared across the Group. In 2003, a total of 72 applications were received. Details of the award winners are given later in this review.

Training

At operating company level, training and development activities continue to be an integral part of our business strategy, focused on equipping employees with the skills and knowledge needed to support their effective contribution to the Group's business objectives. New employees receive induction training to introduce them to the Group as well as to the company at which they are based, and ongoing training is available through on-the-job experience, in-house training programmes and external educational providers.

Within GKN Driveline, the International College of Engineering provides a wide range of product-based teaching programmes which focus on technology as well as product development, and are for support staff as well as for engineers. The development of the IT infrastructure will support an e-learning facility which, in the course of the next 12 months, will be available to a wide range of employees.

GKN's International Leadership Development Programme recruits high calibre graduates from many of the world's leading universities and exposes them to diverse business situations through challenging assignments and project work. It instils confidence and self-sufficiency through international placements and develops proficiency in a new language. The Emerging Leaders programme targets individuals with the potential to progress quickly

to a key role within the Group. Together these programmes were recognised as the Best Executive Development Programme for 2003 in the prestigious Hays Group Awards organised by Human Resources magazine, a leading UK business publication.

Diversity and inclusion

One of our key strengths lies in the individuals who work for GKN as part of one global team. In order to ensure that we have the appropriate balance of skill, nationality and gender throughout the businesses, review processes which address issues of diversity were further developed during 2003. The aim of this ongoing analysis of our employee base is to gather relevant information which will help us progress our business strategy whilst maintaining operating principles in accordance with our core values. Whilst the engineering industry around the world is still largely populated by male professionals, recruitment processes aim to identify the best candidate for any given job, without regard to gender or racial background.

In developing our approach to diversity going forward we are mindful of the need to review our internal data in the context of the population of the local communities in which we operate. Our data in the US, for example, shows that 79% of GKN employees are white, 13% are black and the remaining 8% are of other ethnic origin, compared with an overall population where 75% are white, 12% are black and the rest are of other ethnic origin. Across the 20 states in which GKN operates, the match between employee and local population profiles is broadly similar.

WORKING WITH OUR STAKEHOLDERS

We define stakeholder as any person or organisation who is affected by, or whose actions impact upon, our business. These include local communities, shareholders, customers, suppliers, employees, business partners, local authorities, government agencies and non-governmental organisations (NGOs). We engage with these stakeholders in a variety of ways.

Under the guidance of the working group on sustainable development, chaired by Ian Griffiths, the GKN Driveline Leadership Programme involved young managers in a significant project to promote understanding of how sustainable development applies throughout the operations. They presented their work to the Group Loss Prevention Council and in January 2004 to the Executive Committee.

As part of our aim to contribute positively to the communities in which we operate, wherever possible we employ local labour in our businesses. We invest in local community projects both by way of financial donations and through the volunteer work of our employees, particularly in less developed countries. Examples of local initiatives are given on page 38.

A number of meetings have been held with major shareholders and NGOs to discuss the Group's performance with regard to corporate social responsibility and it is our intention to continue to seek dialogue with major stakeholders.

In addition to the impact of our own activities, the impact of our supply partners and the products we manufacture both during their life and in their end of life phase are of increasing importance. We continue to seek to identify ways in which we can support our key suppliers in this regard to our mutual benefit. As a component supplier, the impact of our products has to be addressed in partnership with our customers as well as our suppliers. This continues to be an important focus of attention.

GKN plays a substantive role in a number of key industrial organisations. We are founder members of the Industry and Parliament Trust, the UK Per Cent Club and the UK Emission Trading Scheme. We are members of the Engineering Employers' Federation and Confederation of British Industry in the UK and the German Employers' Federation. We are also members of The Society of Motor Manufacturers and Traders (SMMT) in the UK, The Society of British Aerospace Companies, the US Organisation for International Investment and the British Occupational Health Research Foundation.

In 2000, GKN Driveline was one of 11 founding signatories to the SMMT's sustainability strategy 'Towards Sustainability' which outlines the automotive industry's commitment to balance economic progress with environmental care and social responsibility.

OUR COMMITMENT TO THE COMMUNITY

GKN is committed to enhancing the welfare of the communities in which it operates. In 2003, charity and community contributions by Group companies amounted to some £840,000. Those organisations to which cash contributions were made during 2003 are listed on GKN's website at www. gknplc.com. Community support is widespread across GKN's worldwide operations. The following are just a few examples:

Ukraine – A team of graduates from GKN Driveline refurbished a home for mentally handicapped children in the Ukraine. The children's home, in Liwtschyzi in the small district of Shydachiwsky in western Ukraine, provides a refuge for over 100 children. The graduates erected a greenhouse to enable the home to grow its own vegetables and also renovated parts of the main dining room and kitchen. Another priority was to replace equipment at the home which was outdated and had fallen into disrepair.

Brazil – During 2003 a team of GKN Driveline employees revisited the Lar Carolina children's orphanage in Brazil where they helped to provide facilities on two previous occasions. During their stay, the team constructed a building which will contain a library, needlework room and workshop. On the first visit by GKN Driveline employees in 1999, a bakery was built at the home to provide it with the means to raise money by selling bread to the local community. The second visit in 2001 resulted in an upgraded playground for the children as well as new landscaping.

UK – GKN Aerospace Services Structures in Yeovil works with the Fiveways Resource Centre to provide workplace opportunities for adults with varying degrees of learning difficulties. Through a carefully structured programme the business provides meaningful employment bringing with it a sense of belonging and the rewards most people take for granted from a working life. In 2003, Kyle Yunnie, one of five such employees at Yeovil, travelled with his parents to San Diego in the US to receive an Aerospace Services Excellence Award.

Germany – Employees at GKN Driveline Deutschland in Mosel have responsibility for a project in which constant velocity joint assembly is subcontracted to a local workshop for people with mental and physical disabilities. The employees ensure appropriate health and safety and provide training. Quality levels and customer satisfaction have all been maintained.

HEALTH AND SAFETY

Health and safety are well established as an integral part of a strong company culture based on shared values which are reflected in the behaviour of employees at all levels of the organisation. We continue to believe that strong, committed, visible and supportive leadership is the main driver for health and safety improvement and it remains a strong focus of attention. For 2003, we introduced an element of executive bonus based on safety performance.

Performance

Our performance in 2003 again shows an improvement against the key performance indicators of accident frequency rate (AFR) and accident severity rate (ASR). Group results are shown in the charts opposite.

Over the past five years AFR performance has improved by 67% and ASR by 51%. In addition to a reduction in the total number of accidents we have maintained a particular focus on the causes and prevention of serious accidents. All serious accidents are reported to and reviewed by the Executive Committee. Our serious injury rate which is specifically designed to track and maintain visibility of serious accidents has shown a 70% reduction over the past five years.

In 2003, 17 enforcement actions occurred at plants in the UK, US and Australia. One action in the UK involved prosecution as a result of an accident in 2002 when an employee suffered serious injury whilst attempting an unauthorised and unsafe (but well intentioned) repair on a piece of equipment. Total fines for all actions of £17,414 reflect the generally minor nature of the issues raised. Nevertheless every one points to an improvement need and opportunity which is used to support our focus on prevention.

Targets

Our ultimate goal is zero preventable accidents and, to drive continuous performance improvement towards this goal, objectives and targets are set, primarily at plant level where they can best reflect the particular needs, risks, priorities and opportunities for each site. The targets aim to ensure that GKN achieves an overall, clear and positive improvement trend leading to consistent achievement by every business of sustained performance at a world class level.

Where considerable improvement is needed aggressive targets are set. In 2003, 66% of plants achieved their AFR targets and 81% maintained or improved AFR performance. For ASR, 70% of plants achieved their targets and 83% maintained or improved performance. All divisions improved their AFR and ASR performance

with 75% achievement of both AFR and ASR targets. On an annual basis, plants that are considered to be underperforming are required to present their improvement plans to the Executive Committee.

In addition to performance targets for AFR and ASR we also apply targets and performance measures to key 'enablers' including health and safety training, the application of internal/self audit and the establishment of health and safety objectives and plans. The enablers and targets are subject to change as part of a dynamic approach to matching needs and priorities. Other arrangements that contribute to performance improvements are safety review visits by senior executives, safety workshops, high severity risk workshops, best practice guidelines, the GKN Safety Awards and internal and external benchmarking of practices and performance. Benchmarking results show our performance as significantly better than industry averages in the UK, Germany and the US, and against peer companies in the UK our performance compares very favourably. Many GKN businesses now incorporate in their operations features from the Health and Safety Management System OHSAS 18001. In 2003 six Group companies achieved certification to this standard.

Verification
A focused external review of the processes and procedures used in the collection and reporting of health and safety data has recently been completed. This review, which involved a sample of ten sites, will act as the base for a more detailed exercise in 2004 and whilst no significant deficiencies have been identified, minor improvement opportunities are being pursued.

Occupational health
GKN's concern goes beyond the employee's physical safety and the prevention of accidents at work to focus heavily on the avoidance of work related ill health. Occupational health practitioners work closely with safety and environmental advisers to help create a working environment which minimises the risk to employee health from the physical factors which can impact on workers, including noise, working practices and substances in the workplace. Concurrent health surveillance programmes reveal extremely low levels of adverse health effects among our staff and this reassuring combination is confirmed by very low levels of staff turnover or retirement on health grounds. Data on occupational ill health is collated centrally and, where cases occur, focused examination of the circumstances enables action to be taken to identify cause and prevent recurrence. Occupational health issues are reviewed and regularly discussed, along with safety matters, by the Executive Committee.

GKN Safety Awards
From a total of 37 applications, five teams received awards from Kevin Smith, Chief Executive, at the GKN Safety Awards presentation in November 2003. The overall winner was GKN Driveline Utsunomiya, Japan, for its commitment to continuous improvement and innovative approaches to communication, risk reduction and employee participation, as well as for its sustained excellent safety performance. Other award winners were GKN Driveline Alamance, USA, GKN Sinter Metals Conover, USA, GKN Aerospace St Louis, USA, and GKN Driveline Bruneck, Italy.

Three special safety awards were also presented to sites that had shown a clear commitment to safety and a significant effort to achieve improvement. GKN Aerospace Services Cowes and GKN Sinter Metals Lichfield, both in the UK, had demonstrated commitment to continuous improvement while undergoing major change and challenges within their organisation. GKN Sinter Metals Emporium, USA, was recognised for its consistent demonstration of best practice and achievement of three million aggregate working hours without a lost time accident.

ACCIDENT FREQUENCY RATE (AFR)
(lost time accidents per 1,000 employees)


03
8.3
02
13.4
01
19.7
00
21.4
99
24.8

ACCIDENT SEVERITY RATE (ASR)
(days/shifts lost per 1,000 employees)


03
181
02
297
01
350
00
359
99
372


GROUP PERFORMANCE: ENERGY
index is normalised to £1,000 sales with 1999 as 100
03
96
02
97
01
95
00
103
99
100


GROUP PERFORMANCE: WASTE
index is normalised to £1,000 sales with 1999 as 100
03
89
02
96
01
86
00
100
99
100


GROUP PERFORMANCE: WATER
index is normalised to £1,000 sales with 1999 as 100
03
88
02
94
01
87
00
93
99
100

ENVIRONMENT

The Group's environmental management system (EMS), originally introduced in 1994, is part of the integrated loss prevention approach and is broadly based on the international management standard, ISO 14001. The EMS, like ISO 14001, imposes on companies a requirement to achieve continuous improvement in performance; ISO 14001 also requires companies to demonstrate that improvement to the certifying body.

Targets

GKN is committed to achieving accreditation to ISO 14001 at all its manufacturing sites throughout the world. 59 sites, representing 75% of Group subsidiary sales, are currently accredited and a further 26 have plans to achieve accreditation in 2004.

GKN maintains its commitment to reducing carbon dioxide (CO_2) emissions relative to sales by 5% in 2005 starting from a 1999 baseline. The target, if achieved, will bring GKN's reduction in emissions broadly in line with the targets set in the Kyoto Protocol.

Performance

We continue to concentrate on the key performance indicators of energy use and associated CO_2 emissions, waste generation and water use. As indicated in last year's report, we are no longer reporting externally on VOC (Volatile Organic Compounds) usage as the use of such substances has now reduced to very low levels. However, we continue to monitor our performance internally in this regard.

Reference is made on page 33 to our reasons for using sales as a measure of Group environmental performance and also to the disadvantages of doing so. These disadvantages have the effect of understating the actual level of activity in terms of the number of products sold and thus also any performance improvement. The operating divisions are developing more relevant activity-based measures to monitor their individual performance.

Energy consumption

Energy consumption relative to sales showed a small decrease in 2003 compared with 2002. Variations in sales from division to division were not as marked as in 2002 and the reduction, although small, represents a real improvement in underlying performance. However, the potential for future savings in energy usage remains and we will strive to ensure that this potential is realised wherever it is economically viable. We do not consider there to be significant scope for major energy saving projects, but improvements will be made by the implementation of large numbers of relatively minor projects which cumulatively should deliver real reductions in energy consumption.

We are currently ahead of target in meeting the reduction of 10,000 tonnes of CO_2 required by 2006 under the UK Emission Trading Scheme (this represents an ambitious target of around 10% reduction in our absolute emissions over a five-year period) and, as a result, we now have a surplus of allowances. The current low price of these allowances has discouraged trading and we are maintaining stocks of allowances against a potential future shortfall. On a global scale our reported CO_2 emissions have increased but that is principally due to increased emissions of CO_2 by energy generators from which we source energy in the UK and US, two of our major areas of operation.

Waste generation
2003 saw a reversal of the increase in waste generation relative to sales experienced in 2002. The significant change in product mix between 2001 and 2002, which was largely the cause for the 2002 increase, was not repeated in 2003. The proportion of our waste which consists of recyclable metal scrap continues to be high at 67%. The removal of a stockpile of steelmaking slag at our Hoeganaes plant at Gallatin, USA, during 2002 also contributed to the amount of waste 'generated' that year. We are currently trying to gain approval from the US state authorities for the re-use of this material as an aggregate in the manufacture of road paving.

Water consumption
In our 2002 review we stated that water consumption would be a key focus of attention. As a result there has been a reduction of 5% in the absolute volume of water consumed despite an increase in production. GKN operates in a wide variety of locations, in some of which water is plentiful and in others where it is not. There is still potential for significant savings in water consumption but these involve capital expenditure and can be hindered by poor rates of return where water supply is plentiful and cheap.

Five GKN companies, all in the US, had enforcement action taken against them by regulatory authorities. Currently, total fines of US$5,000 have been imposed and in some cases the level of the fine is still under negotiation. The offences related to violations of air permits (3), exceeding wastewater discharge permits (1) and waste operations (1). There were a further six minor offences, again all in North America, which resulted in notices of violations being served although in these cases no punitive action is being taken by the regulator. In addition a fine of US$50,000 was paid in respect of a violation of an air permit which occurred in a prior year. Whilst the size of the fines indicate the relatively minor nature of the offences, nevertheless they all provide evidence of improvement needs which are being addressed.

Verification
The suitability of systems in place to gather and report data is assessed by external independent certifying bodies as part of the certification to ISO 14001. Group companies are required to confirm the accuracy of the data. In addition, as part of its obligations as a member of the UK Emission Trading Scheme, GKN has employed external verifiers to check the accuracy of emission data collected during 1998–2000, the baseline years of the scheme. This will continue during the five-year life of the scheme and has already been completed for 2002 and 2003 data.

GKN Green Scheme Awards
35 submissions were made for the Green Scheme Awards with the overall winner being Hoeganaes Gallatin in the US. The company was chosen for its development of an entirely new method of recycling oversize metal powder into the arc furnace. This development has increased the efficiency of the process and has significantly increased the efficiency of energy utilisation. The other award winners were GKN Sinter Metals Emporium, USA, GKN Freight Services, UK, GKN Wheels Nagbøl, Denmark, and GKN Sinter Metals Bonn, Germany. The winners received their award from Kevin Smith, Chief Executive, who also presented a special award to Gunner Kjær-Hansen, Environment and Safety Manager at GKN Wheels Nagbøl, for his contribution over 34 years to reducing energy consumption at the plant.

Special achievements
We would like to take the opportunity of congratulating the employees of GKN do Brasil (GKN Driveline) for the part they have played in the company's achievement of certification to OHSAS 18001 (Health and Safety Management), ISO 14001 (Environmental Management) and ISO TS 16949 (Quality Management). GKN do Brasil is believed to be one of only three automotive companies worldwide to have achieved the Quality, Environmental, Health and Safety, and Social Accountability Integrated Management System certificate.

CONCLUSION
Overall, GKN continues to strive to be a good corporate citizen. We recognise that, viewed against the GRI Guidelines, we have opportunities for further development. In the area of corporate social responsibility, as in other areas, we know our stakeholders will over time expect more. We aim to deliver this.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 31 DECEMBER 2003

	Notes	Continuing operations 2003 £m	2002 £m
Sales			
Subsidiaries	2	3,334	3,305
Share of joint ventures		1,064	1,051
Share of associates		187	96
	2	4,585	4,452
Operating profit			
Subsidiaries:			
Before goodwill amortisation and impairment and exceptional items		168	196
Goodwill amortisation		(31)	(31)
Goodwill impairment		(91)	(11)
Exceptional items	4	–	(37)
Total subsidiaries	3	46	117
Share of joint ventures:			
Before goodwill amortisation		129	116
Goodwill amortisation		(6)	(6)
Total share of joint ventures		123	110
Share of associates		5	3
Total operating profit		174	230
Exceptional items			
Profits less losses on sale or closure of businesses:			
Subsidiaries	4	(4)	(2)
Associated company	4	59	–
Profit before interest and taxation		229	228
Net interest payable:			
Subsidiaries	5	(56)	(47)
Share of joint ventures and associates	5	–	(1)
Profit on ordinary activities before taxation		173	180
Taxation	6	(70)	(77)
Profit on ordinary activities after taxation		103	103
Minority interests – equity		(2)	(3)
Earnings of the year		101	100
Dividends	7	(85)	(83)
Transfer to reserves		16	17
Earnings per share – p	8	13.8	13.7
Diluted earnings per share – p	8	13.7	13.6

Results before goodwill amortisation and impairment and exceptional items			
Operating profit – £m		302	315
Profit before tax – £m		246	267
Earnings per share – p	8	22.8	25.2

CONSOLIDATED BALANCE SHEET
AT 31 DECEMBER 2003

	Notes	2003 £m	2002 £m
Fixed assets			
Intangible assets – goodwill	10	340	470
Tangible assets	11	1,329	1,374
		1,669	1,844
Investments			
Joint ventures:			
Share of gross assets		1,201	1,198
Share of gross liabilities		(944)	(972)
		257	226
Associates		29	39
Other investments		6	17
	12	292	282
Total fixed assets		1,961	2,126
Current assets			
Stocks	13	487	488
Debtors	14	630	561
Cash at bank and in hand	15	131	105
		1,248	1,154
Creditors: amounts falling due within one year			
Short-term borrowings	16	(36)	(43)
Creditors	17	(760)	(772)
Taxation payable	18	(166)	(182)
Dividend payable		(57)	(56)
		(1,019)	(1,053)
Net current assets		229	101
Total assets less current liabilities		2,190	2,227
Creditors: amounts falling due beyond one year			
Term loans and obligations under finance leases	19	(887)	(894)
Provisions for liabilities and charges	22	(361)	(373)
Net assets		942	960
Capital and reserves			
Called up share capital	23	367	366
Share premium account	24	14	13
Revaluation reserve	24	40	45
Other reserves	24	(96)	(81)
Profit and loss account	24	601	607
Equity interest		926	950
Minority interest – equity		16	10
		942	960

The accounts were approved by the Board of Directors on 27 February 2004 and were signed by:
Sir David Lees, Kevin Smith, Nigel Stein, Directors

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

FOR THE YEAR ENDED 31 DECEMBER 2003

	2003 £m	2002 £m
Earnings of the year		
Subsidiaries	5	26
Share of joint ventures	92	71
Share of associates	4	3
	101	100
Currency variations	(41)	(43)
Other reserve movements	(1)	(4)
Total recognised gains and losses of the year	59	53

Earnings of the year on an historical cost basis are not materially different from those reported above.

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED 31 DECEMBER 2003

	2003 £m	2002 £m
Total recognised gains and losses of the year	59	53
Dividends	(85)	(83)
Issue of Ordinary Shares net of costs	2	12
Formation of AgustaWestland	–	(2)
Total decrease	(24)	(20)
Shareholders' equity at 1 January	950	970
Shareholders' equity at 31 December	926	950

MOVEMENT IN NET DEBT

FOR THE YEAR ENDED 31 DECEMBER 2003

	2003 £m	2002 £m
Increase/(decrease) in cash	28	(74)
Increase in liquid resources and financing	6	60
Cash inflow/(outflow) before use of liquid resources and financing	34	(14)
Currency variations	13	66
Net proceeds of Ordinary Share issues	2	9
New finance leases	(1)	–
Subsidiaries acquired and sold	(7)	(10)
Total decrease	41	51
Net borrowings at 1 January	(834)	(885)
Net borrowings at 31 December	(793)	(834)

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2003

	Notes	2003 £m	2002 £m
Net cash inflow from operating activities	a	287	361
Dividends from joint ventures and associates		68	45
Returns on investments and servicing of finance			
Interest received		17	22
Interest paid		(70)	(56)
Dividends paid to minority interests		(1)	(1)
		(54)	(35)
Taxation			
United Kingdom		–	–
Overseas		(63)	(38)
		(63)	(38)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		(162)	(213)
Sale of tangible fixed assets		13	20
Investment loans and capital contributions		(4)	1
Other financial investments		4	–
		(149)	(192)
Acquisitions and disposals			
Purchase of subsidiaries	b	(45)	(47)
Purchase of joint ventures and associates		(1)	(37)
Sale of subsidiaries	b	2	9
Sale of associated company		73	–
		29	(75)
Equity dividends paid		(84)	(80)
Cash inflow/(outflow) before use of liquid resources and financing		34	(14)
Management of liquid resources			
Increase in short-term loans and deposits		(32)	(61)
Decrease in short-term loans and deposits		28	53
	c	(4)	(8)
Financing			
Net proceeds of Ordinary Share issues		2	9
Proceeds of other term borrowings		497	1,402
Repayment of other term borrowings		(498)	(1,460)
Finance leases		(3)	(3)
	c	(2)	(52)
Increase/(decrease) in cash	c	28	(74)

NOTES ON THE CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2003

	2003 £m	2002 £m
a) Net cash inflow from operating activities		
Operating profit	46	117
Depreciation	182	177
Goodwill amortisation	31	31
Impairment of goodwill	91	11
Profit on sale of tangible fixed assets	(5)	(6)
Impairment of tangible fixed assets	2	4
Decrease/(increase) in stocks	4	(5)
Increase in debtors	(43)	(10)
(Decrease)/increase in creditors	(24)	44
(Decrease)/increase in provisions	(3)	8
Increase/(decrease) in customer advances	9	(4)
Exceptional items (note 4)	(3)	(6)
Net cash inflow from operating activities (note i)	287	361

	Purchases		Sales	
	2003 £m	2002 £m	2003 £m	2002 £m
b) Purchase and sale of subsidiaries				
Tangible fixed assets	(17)	(17)	3	6
Working capital and provisions	(10)	(9)	3	4
Taxation payable	1	–	–	(1)
Cash	–	(2)	–	5
Loans and finance leases	7	10	–	–
Minority interests	–	(8)	–	(5)
	(19)	(26)	6	9
Change from joint venture status	–	5	–	–
(Loss)/profit on sales	–	–	(4)	5
Goodwill	(24)	(29)	1	–
Total consideration	(43)	(50)	3	14
Deferred consideration	(2)	1	(1)	–
Consideration (paid)/received	(45)	(49)	2	14
Less: cash	–	2	–	(5)
Net cash (outflow)/inflow	(45)	(47)	2	9

	Net borrowings at end of year		Change in 2003		
	2003 £m	2002 £m	Cash (note ii) £m	Liquid resources (note iii) £m	Financing £m
c) Analysis of movements in net debt					
Bank balances and cash	91	69	22	–	–
Short-term loans and deposits	40	36	–	4	–
Bank overdrafts	(22)	(26)	4	–	–
Other short-term borrowings	(14)	(17)	–	–	3
Term loans	(872)	(877)	–	–	5
Finance leases:					
Due within one year	(1)	(2)	–	–	1
Due in more than one year	(15)	(17)	–	–	2
	(793)	(834)	26	4	11
Net proceeds of Ordinary Share issues			–	–	(2)
Subsidiaries acquired and sold			–	–	7
New finance leases			–	–	1
Currency variations			2	–	(15)
Net cash inflow			28	4	2

Notes

i Included in cash inflow from operating activities is expenditure of £13 million (2002 – £52 million) in respect of operating exceptional items.

ii Cash consists of cash in hand and bank balances and overdrafts repayable on demand as defined by FRS 1 (revised).

iii Liquid resources consist of short-term investments, loans and deposits excluding cash.

NOTES ON THE ACCOUNTS

1 ACCOUNTING POLICIES

Basis of accounting

These accounts are prepared under the historical cost convention, as modified by the revaluation of land and buildings, in accordance with the Companies Act 1985 and applicable accounting standards. The Directors have conducted a review of the Group's accounting policies and have confirmed that they are the most appropriate for the purposes of giving a true and fair view of the Group's results and that there have been no changes from last year.

Basis of consolidation

The group accounts consolidate the accounts for the year to 31 December 2003 of the Company and its subsidiaries unless those subsidiaries are subject to severe long-term restrictions on the ability of the Group to control them.

The results of subsidiaries acquired or sold during the year are included in the consolidated profit and loss account from the date of acquisition or to the date of disposal. In the case of acquisitions during the year the acquisition method of accounting is used.

Where material, profits or losses are analysed as discontinued operations where businesses are sold or closed by the date on which the accounts are approved. Where businesses are treated as sold or closed in the current year, the prior year's analyses are restated to reflect those businesses as discontinued.

Foreign currencies

The results and cash flows of overseas subsidiaries, joint ventures and associates are translated to sterling at average exchange rates. Where practicable, transactions involving foreign currencies are protected by forward contracts. Assets and liabilities in foreign currencies are translated at the appropriate forward contract rate or, if not covered, at the exchange rate ruling at the balance sheet date. Differences on revenue transactions are dealt with through the profit and loss account.

The exchange rates used for the currencies most important to the Group's operations are:

	£1=euro	£1=US$
2003 average	**1.45**	**1.64**
2002 average	1.59	1.50
2003 year-end	**1.42**	**1.79**
2002 year-end	1.53	1.61

Financial instruments

The Group's accounting policy for derivatives is to recognise in the group profit and loss account gains and losses on hedges of revenues or operating payments only as they crystallise.

The Group uses forward foreign exchange contracts to manage its exposure to foreign exchange risks and hedge a proportion of its investment in overseas subsidiaries and investments denominated in foreign currencies, where such hedging can be carried out on an economically acceptable basis. Such financial instruments are treated as hedges against the underlying assets or liabilities, with matching accounting treatments and cash flows. All gains or losses are taken to the statement of total recognised gains and losses until the instrument and the underlying hedged investment are sold, when the profit or loss arising is recognised in the profit and loss account. Interest differentials resulting from the use of financial instruments to hedge these exposures are dealt with in the group profit and loss account.

Any instruments no longer designated as hedges are restated at market value and any gains or losses are taken directly to the profit and loss account.

The book values of short-term debtors and creditors are the same as their fair values and have been excluded from the financial instrument disclosures other than those on currency exposures.

Sales

Sales shown in the profit and loss account exclude value added taxes and, except in the case of long-term contracts in the AgustaWestland joint venture, represent the invoiced value of goods and services charged to external customers. Invoices are raised when goods are despatched to the customer unless other terms have been specifically agreed. On long-term contracts in AgustaWestland, sales are based on the estimated sales value of work done at the achievement of predetermined milestones.

NOTES ON THE ACCOUNTS CONTINUED

1 ACCOUNTING POLICIES CONTINUED

Research and development costs

Except as noted below, revenue expenditure on research and development is written off as incurred.

On major aerospace contracts that demonstrably have a life of more than ten years, net non-recurring initial costs (consisting of design, development and tooling) are categorised as stocks and are amortised over a maximum period of ten years from the start of serial production. On other contracts, design and development costs are written off as incurred and tooling over three years.

Reorganisation costs

Costs of reorganisation and redundancy, which are not part of a fundamental restructuring, are charged against operating profit in the period when the announcement is made.

Intangible assets – goodwill

Goodwill arising on consolidation consists of the excess of the purchase price over the fair value of the net assets of businesses acquired. Goodwill arising on acquisitions completed prior to 31 December 1997 has been eliminated against reserves. Goodwill arising on acquisitions after that date is capitalised as a fixed asset and amortised on a straight line basis over its estimated useful life up to a maximum of 20 years. To the extent that the carrying value exceeds the value in use, determined from estimated discounted future net cash flows, goodwill is written down to the value in use and an impairment charge is recognised in the profit and loss account. Where an acquired business is sold and goodwill has been previously deducted from reserves, the goodwill is taken into account in calculating the profit or loss on sale.

Tangible fixed assets

Cost

Tangible fixed assets are valued at cost or valuation less accumulated depreciation. Cost comprises the purchase price plus costs directly incurred in bringing the asset into use but excludes interest.

Where freehold and long leasehold properties were carried at a valuation at 23 March 2000, the date of implementation of FRS 15, these values have been retained as book values in accordance with the transitional arrangements of that standard.

Where assets are in the course of construction at the balance sheet date they are classified as capital work in progress. Transfers are made to other asset categories when they are available for use.

Depreciation

Depreciation is not provided on freehold land or assets in the course of construction. In the case of buildings, computers and contract specific plant, depreciation is provided on valuation or original cost. For all other categories of asset, depreciation is provided on the written down value at the beginning of the financial year. Depreciation is applied to specific classes of asset so as to reduce them to their residual values over their estimated useful lives.

The range of main rates of depreciation used are:

	Straight line %	Reducing balance %
Freehold buildings	2	–
General plant, machinery, fixtures, fittings and equipment	10 to 20	10 to 35
Computers and major software	20 to 33⅓	–
Commercial vehicles and cars	–	40 to 45

Leasehold properties are amortised by equal annual instalments over the period of the lease or 50 years, whichever is the shorter.

Leased assets

Where fixed assets are financed by leasing arrangements which give rights approximating to ownership, the assets are treated as if they had been purchased and the capital element of the leasing commitment is shown as obligations under finance leases. The rentals payable are apportioned between interest, which is charged to the profit and loss account, and capital which reduces the outstanding obligation. Operating lease rentals are charged to the profit and loss account as incurred over the lease term.

Joint ventures and associated companies

Joint ventures, although not subsidiaries, are those businesses in which the Group has a long-term interest and is able to share control with its partners under a contractual arrangement. Associates are those businesses in which the Group has a long-term interest and is able to exercise significant influence through its representation on the board of directors.

Joint ventures and associates are accounted for in accordance with FRS 9 whereby the profit and loss account includes, at the appropriate line, the Group's share of their sales, operating profit, exceptional items, interest and tax. They are stated in the balance sheet at the Group's share of their equity. Where the size criteria of FRS 9 are met additional information is given by way of note to the accounts.

Stocks

Stocks are valued at the lower of cost and estimated net realisable value, due allowance being made for obsolete or slow-moving items. Cost includes the relevant proportion of works overheads assuming normal levels of activity.

Taxation

Provision is made for deferred tax in so far as a liability or asset arises as a result of transactions that have occurred by the balance sheet date and give rise to an obligation to pay more tax in future, or a right to pay less tax in future. A deferred tax asset is only recognised to the extent that it may be regarded as recoverable. Deferred tax assets and liabilities recognised are not discounted.

No provision is made for any additional tax which might arise on remittance of retained profits of overseas subsidiaries, joint ventures and associates except where distribution of such profits is planned.

Pensions and post-retirement benefits

The Group's pension arrangements comprise various defined benefit and defined contribution schemes throughout the world.

In the UK and in certain overseas companies pension arrangements are made through externally funded defined benefit schemes, the contributions to which are based on the advice of independent actuaries or in accordance with the rules of the schemes. In other overseas companies funds are retained within the business to provide for retirement obligations.

The amount charged to the profit and loss account is calculated, in accordance with SSAP 24, by independent actuaries as being the expected cost of providing pensions on a systematic and rational basis over the period during which the Group expects to derive benefit from the employees' services. Additionally, certain amounts are charged in accordance with the rules of defined contribution pension plans.

The impact on the balance sheet, profit and loss account and statement of total recognised gains and losses of the adoption of FRS 17, together with the assumptions made in computing that impact, are shown by way of note.

2 SALES

The geographical markets supplied by subsidiaries, joint ventures and associates are as follows:

	Geographical markets supplied				
	United Kingdom £m	Continental Europe £m	Americas £m	Rest of the World £m	Total £m
Sales by subsidiaries					
By business:					
Automotive	292	1,172	946	365	2,775
Aerospace	76	86	391	6	559
Total 2003	**368**	**1,258**	**1,337**	**371**	**3,334**
By region of origin:					
United Kingdom	290	154	62	8	514
Continental Europe	69	1,091	54	73	1,287
Americas	9	12	1,213	10	1,244
Rest of the World	–	1	8	280	289
Total 2003	**368**	**1,258**	**1,337**	**371**	**3,334**
Total 2002	395	1,180	1,398	332	3,305
Group share of sales by joint ventures and associates					
Total 2003	**495**	**400**	**92**	**264**	**1,251**
Total 2002	556	292	115	184	1,147

Analyses of sales, operating profit and net operating assets of subsidiaries, joint ventures and associates by business and by region of origin are shown on page 70.

NOTES ON THE ACCOUNTS CONTINUED

3 OPERATING PROFIT

	Continuing operations	
	2003 £m	2002 £m
Sales by subsidiaries	**3,334**	3,305
Change in stocks of finished goods and work in progress	**(7)**	7
Raw materials and consumables	**(1,045)**	(1,023)
Staff costs (note 9)	**(1,108)**	(1,065)
Redundancy and reorganisation costs:		
Exceptional (note 4)	**–**	(23)
Other	**(12)**	(5)
Depreciation written off tangible fixed assets (including £2 million in respect of assets under finance leases, 2002 – £3 million)	**(182)**	(177)
Impairment of tangible fixed assets	**(2)**	–
Amortisation of goodwill	**(31)**	(31)
Impairment of goodwill	**(91)**	(11)
Exceptional charge for asset impairments (note 4)	**–**	(14)
Other external charges	**(810)**	(846)
	(3,288)	(3,188)
Operating profit of subsidiaries	**46**	117

Details of companies acquired are given in the Operating and Financial Review on pages 18 to 31 and note 25. There were no discontinued activities in either 2003 or 2002.

Other external charges include rental for hire of equipment £19 million (2002 – £17 million) and rental for leased property £16 million (2002 – £15 million). Auditors' remuneration, including expenses, was £2.9 million (2002 – £2.9 million). Non-audit fees payable to PricewaterhouseCoopers are subject to review by the Audit Committee and the policy for using auditors for non-audit work is set out in the Corporate Governance Report on page 77. The total payable to PricewaterhouseCoopers worldwide in respect of such fees is analysed below:

	2003 £m	2002 £m
Tax compliance	**0.4**	0.4
Tax advice	**0.6**	0.5
Other	**0.1**	0.5
	1.1	1.4

In accordance with the provisions of UITF 17 (revised 2000), no charge to profit has been made in respect of employee share options issued under Inland Revenue approved share save schemes.

Research and development costs in subsidiaries totalled £84 million (2002 – £85 million) including £3 million of expenditure refunded by customers and other parties for development work carried out on their behalf and capital expenditure of £4 million. In addition, GKN's share of research and development in AgustaWestland in the year totalled £154 million (2002 – £149 million) including £148 million (2002 – £141 million) of expenditure refunded by customers and other parties for development work carried out on their behalf.

4 EXCEPTIONAL ITEMS

	2003 £m	2002 £m
a) Operating exceptional items		
Asset impairments	–	(14)
Redundancy costs	–	(15)
Other	–	(8)
	–	(37)

Operating exceptional items in 2002 arose from the substantial downturn in civil aviation markets and uncertainties surrounding North American vehicle production levels which were apparent in the second half of 2001, as a result of which the Group took steps to reduce capacity in a number of Aerospace and Automotive plants. A reassessment was also made of the carrying value of certain Aerospace assets.

These actions resulted in a charge to operating profit of £106 million in 2001 and a further £37 million in 2002 in respect of actions which had not been announced by 31 December 2001 and could not, therefore, be accrued. The cash outflow from these and earlier actions was £13 million in 2003, £52 million in 2002 and £27 million in 2001.

	2003 £m	2002 £m
b) Non-operating exceptional items – Profits less losses on sale or closure of businesses		
i) Subsidiaries	(4)	(2)
ii) Sale of shares in associated company – Alvis plc	59	–

There was no goodwill previously written off to reserves on the businesses sold or closed during the year.

Losses on sale of subsidiaries includes provisions relating to a small operation where divestment was ongoing at the date these accounts were signed and completion is expected in the first quarter of the year.

There was a £3 million cash outflow in 2003 in respect of a prior year business closure.

5 NET INTEREST PAYABLE

	2003 £m	2002 £m
Subsidiaries		
Loans to joint ventures and associates	1	2
Short-term investments, loans and deposits	16	20
	17	22
Loans from joint ventures	(2)	(5)
Short-term borrowings (including bank interest £13 million, 2002 – £21 million)	(16)	(23)
Loans repayable within five years (including bank interest nil, 2002 – nil)	(5)	(1)
Loans repayable after five years	(48)	(37)
Finance leases	(2)	(3)
	(56)	(47)
Share of joint ventures and associates		
Interest receivable	8	8
Interest payable	(8)	(9)
	–	(1)

NOTES ON THE ACCOUNTS CONTINUED

6 TAXATION

Tax charge for the year

	2003 £m	2002 £m
United Kingdom		
Corporation tax at 30%	89	41
Deferred tax	(2)	(8)
Adjustments in respect of prior years	(1)	(12)
	86	21
Double tax relief	(87)	(40)
	(1)	(19)
Overseas		
Corporation taxes	53	51
Deferred tax	(8)	11
Adjustments in respect of prior years	(5)	(4)
	40	58
Share of joint ventures and associates	31	38
Total tax charge for the year	70	77

Tax on exceptional items, included in the above, is: UK – £2 million (2002 – nil), Overseas – nil (2002 – £3 million credit).

Tax reconciliation

	2003 £m	2002 £m
Profit before tax	173	180
Goodwill amortisation and impairment and exceptional items	73	87
Profit before tax (pre-goodwill amortisation and impairment and exceptional items)	246	267
Tax calculated at 30% standard UK Corporation Tax rate	74	80
Differences between UK and non-UK corporate tax rates	17	20
Non-deductible and non-taxable items	(10)	(10)
Deferred tax – origination and reversal of timing differences	12	–
Differences attributable to joint ventures and associates	–	2
Current year corporate tax charge on ordinary activities	93	92
Deferred tax on ordinary activities	(10)	4
Adjustments in respect of prior years	(6)	(16)
Deferred tax credit in respect of goodwill impairment	(9)	–
Tax in respect of exceptional items	2	(3)
Total tax charge for the year	70	77

7 DIVIDENDS

	2003 £m	2002 £m
Equity dividends		
Interim (paid 30 September 2003) 3.8p per share (2002 – 3.7p per share)	28	27
Final 7.8p per share (2002 – 7.6p per share)	57	56
	85	83

8 EARNINGS PER SHARE

Earnings per share for 2003 are based on earnings of the year of £101 million (2002 – £100 million) and calculated on the weighted average number of 733.0 million shares in issue and ranking for dividend (2002 – 729.2 million shares). Diluted earnings per share, which takes into account options over GKN plc shares, is calculated on the weighted average number of 736.1 million (2002 – 734.6 million) shares.

Earnings per share before goodwill amortisation and impairment and exceptional items, which the Directors consider gives a useful additional indication of underlying performance, is calculated on the earnings of the year adjusted as follows:

	Earnings		Earnings per share	
	2003 £m	2002 £m	2003 p	2002 p
Earnings of the year	101	100	13.8	13.7
Included in operating profit:				
Goodwill amortisation	37	37	5.0	5.1
Goodwill impairment	91	11	12.4	1.4
Exceptional items	–	37	–	5.1
Non-operating exceptional items	(55)	2	(7.5)	0.3
Deferred tax attributable to goodwill impairment	(9)	–	(1.2)	–
Tax attributable to exceptional items	2	(3)	0.3	(0.4)
Earnings before goodwill amortisation and impairment and exceptional items	167	184	22.8	25.2

NOTES ON THE ACCOUNTS CONTINUED

9 STAFF COSTS AND DIRECTORS' REMUNERATION

	2003 £m	2002 £m
Wages and salaries	**886**	880
Social security costs	**148**	133
Other pension costs	**74**	52
	1,108	1,065

The average numbers employed by subsidiaries during the year were:

	2003	2002
United Kingdom	**6,001**	6,805
Continental Europe	**15,155**	14,927
Americas	**11,603**	11,775
Rest of the World	**2,725**	2,541
	35,484	36,048

Full details of the Directors' remuneration, which form part of these accounts, are contained in the auditable part of the Report on Directors' Remuneration on pages 86 to 88.

10 GOODWILL

	Subsidiaries £m	Joint ventures £m	Associated company £m	Total £m
Cost				
At 1 January 2003	586	117	9	712
Subsidiaries sold	(2)	–	–	(2)
Additions in year	24	–	–	24
Currency variations	(52)	7	–	(45)
At 31 December 2003	**556**	**124**	**9**	**689**
Accumulated amortisation				
At 1 January 2003	116	12	–	128
Subsidiaries sold	(1)	–	–	(1)
Charge for year	31	6	–	37
Impairment	91	–	–	91
Currency variations	(21)	1	–	(20)
At 31 December 2003	**216**	**19**	**–**	**235**
Net book value at 31 December 2003	**340**	**105**	**9**	**454**
Net book value at 31 December 2002	470	105	9	584

The impairment charge has been calculated based on a value in use assessment in accordance with FRS 11. The discount rate applied to pre-tax cash flows was 11%.

Joint venture and associated company goodwill in the above table is included in the Group's share of net assets of joint ventures and associates shown in note 12.

11 TANGIBLE ASSETS

	Land and buildings £m	Other tangible fixed assets £m	Capital work in progress £m	Total £m
Cost or valuation				
At 1 January 2003	463	2,144	86	2,693
Subsidiaries acquired and sold	18	23	1	42
Capital expenditure	5	73	82	160
Disposals	(17)	(70)	–	(87)
Transfers	18	82	(100)	–
Currency variations	(5)	(10)	(3)	(18)
At 31 December 2003	**482**	**2,242**	**66**	**2,790**
Accumulated depreciation				
At 1 January 2003	66	1,253	–	1,319
Subsidiaries acquired and sold	8	20	–	28
Charge for the year	13	169	–	182
Disposals	(7)	(65)	–	(72)
Impairment	1	2	–	3
Currency variations	(2)	3	–	1
At 31 December 2003	**79**	**1,382**	**–**	**1,461**
Net book value at 31 December 2003	**403**	**860**	**66**	**1,329**
Owned assets	384	851	66	1,301
Assets under finance leases	19	9	–	28
	403	**860**	**66**	**1,329**
Net book value at 31 December 2002	397	891	86	1,374

	Cost or valuation £m	Accumulated depreciation £m	Net book value 2003 £m	Net book value 2002 £m
Analysis of land and buildings:				
Freehold land	81	–	**81**	91
Freehold buildings	353	(66)	**287**	284
Long leases	3	(2)	**1**	–
Short leases (expiring on or before 31 December 2053)	45	(11)	**34**	22
	482	(79)	**403**	397

	£m
Cost or valuation of land and buildings at 31 December 2003 includes:	
1996 valuation	**166**
Earlier years' valuations	**9**
At cost or fair value on acquisition	**307**
	482

Major freehold and long leasehold properties in the UK, US, Germany and France were valued at 31 December 1996 by DTZ Debenham Thorpe and King Sturge & Co, chartered surveyors. Properties were valued, in accordance with the Appraisal and Valuation Manual of the Royal Institution of Chartered Surveyors, on the basis of open market value and existing use value except for specialised properties which were valued on a depreciated replacement cost basis. In accordance with the transitional arrangements of FRS 15 these values have been retained as book values.

The original cost of land and buildings at 31 December 2003 was £450 million; the notional net book value on the original cost basis would have been £345 million.

NOTES ON THE ACCOUNTS CONTINUED

12 INVESTMENTS

	2003 £m	2002 £m
Joint ventures:		
Goodwill (note 10)	**105**	105
Other fixed assets	**157**	159
Current assets	**939**	934
Liabilities due within one year	**(543)**	(655)
Liabilities due beyond one year	**(401)**	(317)
Group's share of net assets	**257**	226
Associates	**29**	39
Loans to joint ventures and associates	**6**	17
Other investments	**–**	–
	292	282

The movement in book value of investments is as follows:

	2003 £m	2002 £m
At 1 January	**282**	226
Formation of AgustaWestland	**–**	(2)
Profit retained by joint ventures and associates	**28**	29
Additions	**6**	39
Disposals and changes in status	**(14)**	(8)
Loan to Alvis plc reclassified as long-term debtor	**(15)**	–
Currency variations	**5**	(2)
At 31 December	**292**	282

The Group's share of net assets of joint ventures includes net funds of £28 million (2002 – £66 million). Further details of the contribution to Group results by AgustaWestland are shown at note 29.

Other investments include:

› 289,238 shares of 5p each in Brambles Industries plc which were originally issued to the GKN Employee Benefit Trust, now owned directly by the Group, and 397,456 shares of 5p each in Brambles Industries plc issued to the GKN Qualifying Employee Share Ownership Trust (QUEST) as a consequence of the demerger of the Industrial Services businesses in August 2001. At 31 December 2003 these shares had a market value of £1.4 million;

› 1,219,238 50p Ordinary Shares acquired by the GKN Employees' Share Ownership Plan Trust in connection with the GKN long-term incentive plan. At 31 December 2003 the shares, which have been written down to nil, had a market value of £3.3 million.

The market value at 31 December 2003 of the Group's 33% shareholding in its associated company Tochigi Fuji Sangyo (TFS) was £18 million (2002 – £14 million). Because TFS is a listed company, the Group's share of equity and results is determined from their most recently published financial statements dated 30 September 2003.

In 2003 a new wholly-owned subsidiary, GKN Aerospace Services Structures Corp., was formed. This US corporation operates under a proxy agreement with the United States Department of Defense developing high technology, classified products for the Joint Strike Fighter. The agreement places significant restrictions on the Group's management of the business for the life of the contract so that, in accordance with FRS 2, it has been excluded from the consolidation and treated as an investment. The amount of the investment has been fully provided so that the carrying value is nil. At 31 December 2003, the excluded net liabilities were £1 million and the operating loss was £2 million. During the year, the Group provided engineering and design services to GKN Aerospace Services Structures Corp. amounting to £1 million.

13 STOCKS

	2003 £m	2002 £m
Raw materials and consumables	**193**	201
Work in progress	**190**	191
Finished goods and goods for resale	**104**	96
	487	488

Work in progress includes £56 million (2002 – £45 million) in respect of non-recurring costs (consisting of design, development and tooling) on major aerospace contracts.

The replacement cost of stocks is not materially different from the historical cost value.

14 DEBTORS

	2003 £m	2002 £m
Due within one year:		
Trade debtors	**424**	394
Amounts owed by joint ventures and associates	**19**	13
Advance corporation tax recoverable	**1**	1
Other debtors	**40**	32
Prepayments and accrued income	**26**	28
	510	468
Due in more than one year:		
SSAP 24 prepayment (note 26)	**93**	72
Deferred tax asset (note 22)	**6**	9
Other debtors	**21**	12
	630	561

15 CASH AT BANK AND IN HAND

	2003 £m	2002 £m
Bank balances and cash	**91**	69
Short-term loans and deposits	**40**	36
	131	105

16 SHORT-TERM BORROWINGS

	2003 £m	2002 £m
Bank overdrafts (note 20)	**22**	26
Short-term loans (note 20):		
AgustaWestland	**6**	7
Other	**8**	10
	36	43

17 CREDITORS

	2003 £m	2002 £m
Trade creditors	**334**	334
Bills payable	**8**	10
Customer advances	**48**	42
Amounts owed to joint ventures and associates	**14**	8
Indirect and payroll taxes	**29**	30
Obligations under finance leases (note 20)	**1**	2
Other creditors	**120**	130
Accruals and deferred income	**206**	216
	760	772

NOTES ON THE ACCOUNTS CONTINUED

18 TAXATION PAYABLE

	2003 £m	2002 £m
United Kingdom tax	**46**	44
Overseas tax	**120**	138
	166	182

19 CREDITORS: AMOUNTS FALLING DUE BEYOND ONE YEAR

	2003 £m	2002 £m
Term loans (note 20)	**872**	877
Obligations under finance leases (note 20)	**15**	17
	887	894

Term loans include:

› Bank borrowings.

› Unsecured £350 million (2002 – £350 million) 6.75% bonds maturing in 2019 less issue costs of £5 million and £325 million (2002 – £325 million) 7% bonds maturing in 2012 less net issue costs of £1 million.

› Secured term loans of £46 million (2002 – £48 million). These include £30 million (2002 – £30 million) debenture stocks of Westland Group plc, which are secured by a floating charge on the undertaking and assets of that company and certain of its subsidiaries and guaranteed by GKN Holdings plc, and £14 million (2002 – £16 million) secured by way of a fixed and floating charge on certain Aerospace assets.

20 ANALYSIS OF FINANCIAL LIABILITIES

The disclosures made in notes 20 and 21 should be read in conjunction with the discussion of the Group's objectives, policies and strategies with regard to financial instruments in the Operating and Financial Review on pages 29 and 30. Short-term debtors and creditors arising directly from the Group's operations are excluded from the following disclosures other than those on currency exposures.

After taking into account the various interest rate and forward foreign exchange contracts entered into by the Group, the effective currency and interest rate exposure of the Group's borrowings were as follows:

				Fixed rate borrowings	
	Floating rate borrowings £m	Fixed rate borrowings £m	Total borrowings £m	Weighted average interest rate %	Weighted average time for which rate is fixed Years
At 31 December 2003					
Sterling	9	702	711	7.0	11.9
US dollar	28	–	28	4.3	10.5
Euro	90	1	91	0.3	6.7
Other	92	2	94	–	4.5
	219	**705**	**924**	**6.9**	**11.9**
At 31 December 2002					
Sterling	22	702	724	7.0	12.9
US dollar	43	1	44	5.1	9.4
Euro	68	1	69	0.3	7.7
Other	101	1	102	–	3.5
	234	705	939	6.9	12.9

The interest rates on floating rate borrowings are determined by reference to applicable LIBORs.

The maturity of the Group's borrowings at 31 December 2003 was as follows:

	2003 £m	2002 £m
Bank loans, overdrafts and other borrowings repayable as follows:		
Within one year	36	43
One to two years	12	10
Two to five years	175	149
After five years	685	718
	908	920
Finance leases repayable as follows:		
Within one year	1	2
One to two years	2	1
Two to five years	1	3
After five years	12	13
	16	19
Total borrowings	924	939

At 31 December 2003 the Group had the following undrawn committed borrowing facilities:

	2003 £m	2002 £m
Expiring within one year	32	57
Expiring in more than one year but not more than two years	–	–
Expiring in more than two years	614	560
	646	617

21 FINANCIAL INSTRUMENTS

a) Financial assets

	Bank and cash balances		Short-term loans and deposits	
	2003 £m	2002 £m	2003 £m	2002 £m
Sterling	30	–	21	20
US dollar	8	30	–	–
Euro	19	16	2	3
Other	34	23	17	13
	91	69	40	36

The bank and cash balances comprise £20 million (2002 – £26 million) in respect of short-term balances earning interest and £71 million (2002 – £43 million) in respect of balances which are non-interest earning. The weighted average interest rate at year-end on the interest earning cash balances, which was all floating and set by reference to relevant LIBORs, was 2.6% (2002 – 3.5%). Surplus cash is deposited for short-term periods typically with a maturity of less than three months. The weighted average interest rate on the deposit account balances is 3.2% (2002 – 3.2%).

b) Currency exposures

As explained in the Operating and Financial Review on page 30, the Group's objective in managing the translational currency exposures arising from its overseas investments is to ensure that changes in the sterling equivalent of assets and liabilities caused by currency movements do not have a material impact on the sterling value of shareholders' equity. At 31 December 2003, there were £597 million of indirect borrowings created through the use of forward foreign exchange contracts to hedge such exposures denominated in euro (36%) and US dollars (64%) mirrored by indirectly created sterling deposits. Net gains and losses arising from these translational currency exposures are recognised in the statement of total recognised gains and losses. Interest differentials resulting from the use of financial instruments to hedge those exposures are dealt with through the profit and loss account.

After taking into account the effects of forward foreign exchange contracts, at 31 December 2003 there were no material currency exposures that give rise to gains or losses recognised in the profit and loss account.

NOTES ON THE ACCOUNTS CONTINUED

21 FINANCIAL INSTRUMENTS CONTINUED

c) Fair values of financial assets and liabilities

The comparison of book and fair values of all the Group's financial assets and liabilities at 31 December 2003 is set out below:

	2003		2002	
	Book value £m	Fair value £m	Book value £m	Fair value £m
Financial instruments held or issued to finance the Group's operations				
Bank and cash balances	91	91	69	69
Short-term loans and deposits	40	40	36	36
Short-term borrowings and current portion of long-term borrowings	(36)	(36)	(43)	(43)
Long-term borrowings	(872)	(933)	(877)	(901)
Finance leases	(16)	(16)	(19)	(19)
Financial instruments held to manage interest rate and currency exposures				
Interest rate swaps and similar instruments	–	1	–	2
Forward foreign exchange contracts	8	8	–	5
Financial instruments held to hedge currency exposures on expected future trading transactions				
Forward foreign exchange contracts	–	6	–	–
At 31 December	(785)	(839)	(834)	(851)

In addition to the above, the Group has a loan to another company, shown within long-term debtors, with a book value of £15 million and fair value of £16 million. The following methods and assumptions were used in estimating fair values for financial instruments:

› Short-term borrowings, cash and deposits approximate to book value due to their short maturities.

› Long-term borrowings: Bank and other loans carrying fixed rates of interest – the repayments which the Group is committed to make have been discounted at the relevant interest rates applicable at 31 December 2003. Bonds – quoted closing market value.

› Interest rate instruments – discounted cash flow analysis based on interest rates derived from market yield curves.

› Forward exchange contracts and currency swaps – marked-to-market.

d) Hedges

As explained in the Operating and Financial Review on pages 29 and 30, the Group's policy is to hedge the exposures summarised below. Translational currency exposures are hedged where the costs and results of such hedging are economically acceptable.

› Interest rate risk – using interest rate swaps, swaptions and forward rate agreements.

› Transactional and translational currency exposures – using forward foreign exchange contracts and currency swaps.

Gains or losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains or losses on instruments used for hedging both transactional and translational currency exposures and the movements therein, are as follows:

	Gains £m	Losses £m	Net gains/(losses) £m
Unrecognised gains and losses on hedges at 31 December 2002	39	(32)	7
Gains and losses from previous years recognised in 2003	(32)	20	(12)
Gains and losses arising before 1 January 2003 that were not recognised in 2003	7	(12)	(5)
Gains and losses arising in 2003 that were not recognised in that year	36	(24)	12
Unrecognised gains and losses on hedges at 31 December 2003	**43**	**(36)**	**7**
Expected to be recognised in 2004	27	(20)	7
Expected to be recognised after 2004	16	(16)	–
	43	**(36)**	**7**

In 2003 net translational gains and losses arising on forward foreign exchange contracts have been recognised through reserves and matched with offsetting movements on translational foreign exchange variances. Gains of £5 million arising in prior years have been recognised in the profit and loss account in the year and have offset currency losses on underlying transactions.

22 PROVISIONS FOR LIABILITIES AND CHARGES

	Deferred taxation £m	Post-retirement £m	Other £m	Total £m
At 1 January 2003	64	230	79	373
(Credit)/charge for the year	(13)	34	4	25
Paid or accrued during the year	–	(39)	(2)	(41)
Currency variations	(1)	8	(3)	4
At 31 December 2003	**50**	**233**	**78**	**361**

Deferred taxation

	2003 £m	2002 £m
Accelerated tax allowances on fixed assets	**120**	139
Other timing differences	**(38)**	(50)
Tax losses	**(38)**	(34)
Net deferred tax liability	**44**	55
Deferred tax liability	**50**	64
Deferred tax asset	**(6)**	(9)
Net deferred tax liability	**44**	55

The movements in the net deferred tax liability were:

	2003 £m	2002 £m
At 1 January	**55**	52
(Credit)/charge for the year	**(10)**	3
Currency variations	**(1)**	–
At 31 December	**44**	55

There are other deferred tax assets in relation to tax losses totalling £73 million (2002 – £63 million) that have not been recognised on the basis that their future economic benefit is uncertain.

No provision has been made for deferred tax in relation to gains recognised on revaluing assets to their market value or on the sale of assets where potentially taxable gains have been rolled over into the cost of replacement assets. Such tax would only become payable if assets were sold without it being possible to roll over any resultant gains. The total amount unprovided for is £15 million (2002 – £9 million). It is not anticipated that any such tax will become payable in the foreseeable future.

No provision has been made for deferred tax which might arise on the remittance of retained profits of overseas subsidiaries, joint ventures and associates except where the distribution of such profits is planned.

Post-retirement

Post-retirement includes provisions relating to pension benefits of £176 million (2002 – £175 million) and provisions for other post-retirement benefits of £57 million (2002 – £55 million).

Other

Other provisions comprise mainly legal and other claims, environmental and warranty provisions, the timing of which is inherently uncertain. They are established based on historical information or professional assessment.

NOTES ON THE ACCOUNTS CONTINUED

23 SHARE CAPITAL

	Authorised		Allotted, called up and fully paid	
	2003 £m	2002 £m	2003 £m	2002 £m
Ordinary Shares of 50p each	**450**	450	**367**	366

	Number ('000)	Number ('000)	Number ('000)	Number ('000)
Ordinary Shares of 50p each	**900,000**	900,000	**734,113**	732,894

The authorised and issued share capital of GKN plc included one Special Share of 50p until 15 May 2003 when the Special Share was purchased by the Company at its nominal value. The Special Share carried a fixed dividend of 2p per annum and no voting rights. Following the purchase of the Special Share, the authorised but then unissued Special Share in the capital of the Company was reclassified as one Ordinary Share of 50p.

The options held by Group employees over GKN plc shares were as follows:

	SAYE scheme Number ('000)	UK and overseas executive schemes Number ('000)
At 1 January 2003	24,793	9,081
Granted	1,880	7,554
Exercised	(944)	(275)
Lapsed	(5,970)	(484)
At 31 December 2003	**19,759**	**15,876**
Option price per share	164.58p–330.83p	120p–320p
Exercisable at dates extending to	2010	2013

All options granted in 2003 were over GKN plc Ordinary Shares (under the GKN SAYE Share Option Scheme 2001 at 229p per share exercisable between 2006 and 2007, and under the GKN Executive Share Option Scheme 2001 at 163.05p and 174.25p per share exercisable between 2006 and 2013).

The consideration received by GKN plc in 2003, all from employees, in connection with the exercise of options was £2 million.

24 RESERVES

	Share premium account £m	Revaluation reserve £m	Other reserves £m	Profit and loss account £m	Total £m
Group					
At 1 January 2003	13	45	(81)	607	584
Arising from Ordinary Share issues	1	–	–	–	1
Transfer from profit and loss account	–	–	–	16	16
Reversal of revaluation	–	(1)	–	–	(1)
Currency variations:					
Overseas net assets	–	1	3	(58)	(54)
Foreign currency borrowings	–	–	–	13	13
Transfers between reserves	–	(5)	(18)	23	–
At 31 December 2003	**14**	**40**	**(96)**	**601**	**559**
Parent company and subsidiaries	14	40	(103)	529	480
Joint ventures and associated company	–	–	7	72	79
	14	**40**	**(96)**	**601**	**559**
Company					
At 1 January 2003	13	–	–	757	770
Arising from Ordinary Share issues	1	–	–	–	1
Transfer to profit and loss account	–	–	–	(85)	(85)
At 31 December 2003	**14**	**–**	**–**	**672**	**686**

Cumulative goodwill eliminated directly against Group reserves amounted to £639 million (2002 – £665 million).

25 ACQUISITIONS

	Date	Additional direct shareholding %	Group shareholding at 31 December 2003 %
Subsidiaries			
Ecasol SA (Uruguay)	July	100	100
Pilkington Aerospace Ltd (UK)	October	100	100
Pilkington Aerospace Inc (USA)	October	100	100
Pilkington Aerospace do Brasil Ltda (Brazil)	October	100	100
Pilkington Aerospace (Thailand) Ltd (Thailand)	October	100	100
Ductil Iron Powder SA (Romania)	November	100	100

NOTES ON THE ACCOUNTS CONTINUED

25 ACQUISITIONS CONTINUED

The book and fair value of net assets acquired and total consideration payable for subsidiary acquisitions are analysed below:

	Book value prior to acquisition £m	Revaluations £m	Accounting policy alignment £m	Fair value to the Group £m
Tangible fixed assets	18	1	(2)	17
Stocks	9	–	–	9
Debtors	11	–	–	11
Creditors	(10)	(1)	–	(11)
Loans and finance leases	(7)	–	–	(7)
Net assets acquired	21	–	(2)	19
Goodwill				24
Consideration including costs				43

Acquisitions during the year contributed sales of £14 million and operating profit of £1 million. The contribution to group cash flow was a net cash inflow of £3 million from operating activities, payments of nil in respect of interest, payments of nil in respect of tax and payments of £1 million in respect of capital expenditure and financial investment.

26 POST-RETIREMENT BENEFITS

The Group's pension arrangements comprise various defined benefit and defined contribution schemes throughout the world.

In the UK, pension arrangements are made through an externally funded defined benefit scheme. An independent actuarial valuation of the scheme was carried out as at April 2003 using the projected unit method. The market value related basis assumed a yield pre-retirement of 7.5% per annum, which exceeded the annual rate of increases in pensionable salaries by 3.4% (2.65% in respect of future service) with a yield post-retirement of 5% per annum (4.75% in respect of future service), which exceeded pension increases by 2.4% (2.15% in respect of future service). The aggregate market value of the assets at the valuation date was £1,297 million and the aggregate funding level on an ongoing basis was 69%.

Company contributions in the year to the UK scheme totalled £54 million (2002 – £33 million) compared with the regular cost in accordance with the application of SSAP 24 of £10 million (2002 – £11 million). The total charge to operating profit was £33 million (2002 – £17 million). There were no curtailment costs charged against exceptional items in respect of closure of businesses (2002 – £3 million). A cumulative advance payment of £93 million is included in long-term debtors (2002 – £72 million).

In certain overseas companies funds are retained within the business to provide for retirement obligations. The annual charge to provide for these obligations, which is determined in accordance with actuarial advice or local statutory requirements, amounted to £35 million (2002 – £31 million).

The Group operates a number of retirement plans which provide certain employees with post-retirement healthcare benefits. The liability for providing these benefits is recognised on an actuarial basis and included in post-retirement and other provisions disclosed in note 22. The principal actuarial assumptions for the main UK plan as at December 2000, the date of the last review, were that the discount rate would be 7% per annum and that medical costs would initially increase by 8% per annum for three years falling to 4.5% over the next five years.

The Group operates a number of small defined contribution schemes outside the United Kingdom. The charge to the profit and loss account in the year was £4 million (2002 – £4 million). There were no outstanding or prepaid contributions at the balance sheet date.

The following information is given in accordance with the transitional arrangements of FRS 17

Actuarial assessments of all the principal defined benefit post-retirement plans were carried out as at 31 December 2003.

The major assumptions used were:

	2003			2002			2001		
	UK %	USA %	Europe %	UK %	USA %	Europe %	UK %	USA %	Europe %
Rate of increase in salaries	**4.3**	**3.5**	**3.0**	3.9	3.5	3.0	4.0	3.5	3.0
Rate of increase in pensions in payment	**2.8**	**2.5**	**1.5**	2.4	2.5	2.0	2.5	2.5	2.0
Discount rate	**5.4**	**6.0**	**5.5**	5.5	6.5	5.5	6.0	7.25	6.0
Inflation assumption	**2.8**	**2.4**	**1.5**	2.4	2.4	2.0	2.5	2.5	2.0
Rate of increases in medical costs: initial/long-term	**9.5/4.3**	**8.5/5.0**	**n/a**	8.0/3.9	8.5/5.0	n/a	8.0/4.5	9.0/5.0	n/a

In the UK the rate of increase in medical costs is assumed to be fixed for the next three years and thereafter tapers down over a further five years to the long-term rate. In the US the rate is assumed to reduce by 0.5 percentage points per annum over a seven year period.

The fair value of the assets in the schemes and the expected rates of return were:

	UK		USA		Europe	
	Long-term rate of return expected %	Value £m	Long-term rate of return expected %	Value £m	Long-term rate of return expected %	Value £m
At 31 December 2003						
Equities	**7.5**	**941**	**8.5**	**84**	**–**	**–**
Bonds	**4.8**	**417**	**5.0**	**33**	**4.5**	**9**
Property	**7.0**	**70**	**–**	**–**	**–**	**–**
Cash	**4.0**	**18**	**3.5**	**1**	**–**	**–**
Other assets	**5.4**	**42**	**–**	**–**	**5.5**	**11**
		1,488		**118**		**20**
At 31 December 2002						
Equities	7.5	794	8.5	67	–	–
Bonds	4.6	414	5.0	32	–	–
Property	7.0	59	–	–	–	–
Cash	4.0	37	3.5	4	–	–
Other assets	5.4	33	–	–	6.0	7
		1,337		103		7
At 31 December 2001						
Equities	7.5	951	8.5	92	–	–
Bonds	5.2	390	6.4	31	–	–
Property	7.0	54	–	–	–	–
Cash	4.0	27	4.2	4	–	–
Other assets	5.9	40	5.9	3	7.0	4
		1,462		130		4

The overall position in respect of funded defined benefit pension schemes, unfunded pension obligations and other post-retirement provisions disclosed in note 22 is:

	31 December 2003				31 December 2002
	UK £m	USA £m	Europe £m	Total £m	£m
Total market value of assets	**1,488**	**118**	**20**	**1,626**	1,447
Present value of post-retirement liabilities	**(2,037)**	**(252)**	**(241)**	**(2,530)**	(2,333)
Gross deficit	**(549)**	**(134)**	**(221)**	**(904)**	(886)
Related deferred tax credit	**131**	**52**	**20**	**203**	202
Net post-retirement liability	**(418)**	**(82)**	**(201)**	**(701)**	(684)
Post-retirement liability already included in balance sheet	**13**	**45**	**173**	**231**	229
SSAP 24 prepayment	**(93)**	**–**	**–**	**(93)**	(72)
Additional liability	**(498)**	**(37)**	**(28)**	**(563)**	(527)

NOTES ON THE ACCOUNTS CONTINUED

26 POST-RETIREMENT BENEFITS CONTINUED

If the net post-retirement liability of £563 million set out above were to be recognised in the financial statements, together with deferred tax, net assets and the profit and loss reserve would be as follows:

	31 December 2003 £m	31 December 2002 £m
Net assets per balance sheet	942	960
Net post-retirement liability already included in balance sheet	138	157
Net assets excluding net post-retirement liability	1,080	1,117
Net post-retirement liability under FRS 17	(701)	(684)
Net assets including net post-retirement liability	379	433
Profit and loss reserve	601	607
Additional net post-retirement liability	(563)	(527)
Profit and loss reserve including net post-retirement liability	38	80

Analysis of the amounts that would be charged to operating profit of subsidiaries

	2003 £m	2002 £m
Current service cost	(30)	(30)
Past service cost	(1)	–
Total operating charge	(31)	(30)

Analysis of the amounts that would be (charged)/credited to other finance income of subsidiaries

	2003 £m	2002 £m
Expected return on pension scheme assets	92	105
Interest on pension scheme liabilities	(129)	(121)
Net charge	(37)	(16)
Total net charge to profit before tax under FRS 17	(68)	(46)
Actual charge to profit before tax for the year	(68)	(48)
Difference	–	2

History of experience gains and losses that would be recognised in the statement of total recognised gains and losses 2003

	UK	USA	Europe
Difference between the expected and the actual return on scheme assets:			
Amount – £m	116	13	–
Percentage of scheme assets	7.8%	11.4%	–
Experience gains and losses on scheme liabilities:			
Amount – £m	13	(7)	(3)
Percentage of the present value of scheme liabilities	0.6%	(2.7%)	(1.3%)
Effect of changes in assumptions underlying the present value of scheme liabilities:			
Amount – £m	(149)	(18)	(1)
Percentage of the present value of scheme liabilities	(7.3%)	(7.4%)	–
Total amount which would have been recognised in the statement of total recognised gains and losses:			
Amount – £m	(20)	(12)	(4)
Percentage of the present value of scheme liabilities	(1.0%)	(4.7%)	(1.5%)

2002

	UK	USA	Europe
Difference between the expected and the actual return on scheme assets:			
Amount – £m	(251)	(28)	–
Percentage of scheme assets	(18.8%)	(27.2%)	–
Experience gains and losses on scheme liabilities:			
Amount – £m	(89)	(8)	–
Percentage of the present value of scheme liabilities	(4.7%)	(3.4%)	–
Effect of changes in assumptions underlying the present value of scheme liabilities:			
Amount – £m	(80)	(24)	(5)
Percentage of the present value of scheme liabilities	(4.2%)	(10.2%)	(2.4%)
Total amount which would have been recognised in the statement of total recognised gains and losses:			
Amount – £m	(420)	(60)	(5)
Percentage of the present value of scheme liabilities	(22.2%)	(25.5%)	(2.4%)

Movement in scheme gross deficits during year

	UK £m	USA £m	Europe £m	Total £m
Gross deficit at 1 January 2003	(551)	(132)	(203)	(886)
Current service cost	(13)	(10)	(7)	(30)
Contributions	54	13	20	87
Other net expenses	(19)	(8)	(12)	(39)
Actuarial loss	(20)	(12)	(4)	(36)
Currency variations	–	15	(15)	–
Gross deficit at 31 December 2003	**(549)**	**(134)**	**(221)**	**(904)**

27 COMMITMENTS AND CONTINGENT LIABILITIES

Contingent liabilities

At 31 December 2003 the Group had contingent liabilities in respect of bank and other guarantees amounting to £6 million (2002 – nil). In the case of certain joint ventures engaged in long-term contracts, performance bonds and customer finance obligations have been entered into in the normal course of business.

Capital expenditure

Contracts placed against capital expenditure sanctioned at 31 December 2003 so far as not provided for by subsidiaries amounted to £40 million (2002 – £31 million) and the Group's share not provided for by joint ventures and associates amounted to £7 million (2002 – £4 million).

Operating leases

The minimum payments which the Group is committed to make in 2004 under operating leases are as follows:

	2003		2002	
	Land and buildings £m	Equipment £m	Land and buildings £m	Equipment £m
Leases which expire:				
Within one year	1	5	1	2
Two to five years	10	5	7	8
After five years	7	1	3	–
	18	11	11	10

28 RELATED PARTY TRANSACTIONS

In the ordinary course of business, sales and purchases of goods and services take place between subsidiaries, joint ventures and associates priced on an 'arm's length' basis. These transactions are not significant except for amounts charged to AgustaWestland totalling £5 million (2002 – £5 million) in respect of property rentals and £35 million (2002 – £32 million) for production materials supplied.

In addition, interest of £2 million (2002 – £5 million), accruing at a daily rate of base rate less 0.5 percentage points, was charged to the Group in respect of a current account with AgustaWestland.

There are no other related party transactions requiring disclosure under FRS 8 'Related Party Disclosures'.

NOTES ON THE ACCOUNTS CONTINUED

29 AGUSTAWESTLAND

The Group's share of AgustaWestland's results and net assets was as follows:

	2003 £m	2002 £m
Sales	**876**	865
Operating profit before goodwill amortisation and restructuring costs	**102**	104
Restructuring costs	**–**	(11)
Goodwill amortisation	**(6)**	(5)
Operating profit	**96**	88
Net interest	**–**	(2)
Profit before tax	**96**	86
Taxation	**(24)**	(29)
Profit after tax	**72**	57
Fixed assets	**183**	186
Current assets	**860**	861
	1,043	1,047
Liabilities due within one year	**(489)**	(602)
Liabilities due beyond one year	**(385)**	(305)
	169	140

The restructuring costs of £11 million in 2002 arose from the consolidation of AgustaWestland's UK operation onto its Yeovil site and the closure of the Weston-super-Mare facility.

BALANCE SHEET OF GKN PLC
AT 31 DECEMBER 2003

	Notes	2003 £m	2002 £m
Fixed assets			
Investments in subsidiaries at cost		3,550	3,550
Creditors: amounts falling due within one year			
Amounts owed to subsidiaries		(2,440)	(2,358)
Dividend payable		(57)	(56)
		(2,497)	(2,414)
Total assets less current liabilities		1,053	1,136
Net assets		1,053	1,136
Capital and reserves			
Called up share capital	23	367	366
Share premium account	24	14	13
Profit and loss account	24	672	757
Equity interest		1,053	1,136

The accounts were approved by the Board of Directors on 27 February 2004 and were signed by:
Sir David Lees, Kevin Smith, Nigel Stein, Directors

As permitted by the Companies Act 1985 a separate profit and loss account for the parent company has not been presented.

Information on the principal divisions, subsidiaries, joint ventures and associates is shown on pages 90 and 91.

SEGMENTAL ANALYSIS

	Sales		Operating profit*		Net operating assets	
	2003 £m	2002 £m	2003 £m	2002 £m	2003 £m	2002 £m
By business						
Automotive:						
Subsidiaries	**2,775**	2,746	**168**	177	**1,333**	1,290
Joint ventures	**162**	161	**26**	23	**83**	85
Associates	**99**	43	**1**	1	**45**	41
	3,036	2,950	**195**	201	**1,461**	1,416
Aerospace:						
Subsidiaries	**559**	559	**23**	25	**347**	353
Joint ventures	**902**	890	**103**	93	**383**	243
Associates	**88**	53	**4**	2	**–**	(6)
	1,549	1,502	**130**	120	**730**	590
UK pension deficit	**–**	–	**(23)**	(6)	**–**	–
Sub-total	**4,585**	4,452	**302**	315	**2,191**	2,006
Goodwill amortisation and impairment	**–**	–	**(128)**	(48)	**–**	–
Exceptional items	**–**	–	**–**	(37)	**–**	–
Group total	**4,585**	4,452	**174**	230	**2,191**	2,006
By region of origin						
Europe:						
Subsidiaries	**1,801**	1,687	**133**	129	**902**	837
Joint ventures	**947**	933	**108**	99	**410**	272
Associates	**88**	53	**4**	2	**–**	(6)
	2,836	2,673	**245**	230	**1,312**	1,103
Americas:						
Subsidiaries	**1,244**	1,349	**42**	54	**681**	724
Joint ventures	**46**	62	**8**	10	**27**	32
	1,290	1,411	**50**	64	**708**	756
Rest of the World:						
Subsidiaries	**289**	269	**16**	19	**97**	82
Joint ventures	**71**	56	**13**	7	**29**	24
Associates	**99**	43	**1**	1	**45**	41
	459	368	**30**	27	**171**	147
UK pension deficit	**–**	–	**(23)**	(6)	**–**	–
	4,585	4,452	**302**	315	**2,191**	2,006

*Operating profit for 2002 has been re-analysed to show separately the charge in respect of the UK pension deficit, most of which relates to businesses which are no longer part of the Group.

Notes:

1 The analyses of operating profit by business and by region of origin include an allocation of costs incurred in the United Kingdom other than the pension deficit noted above.

2 Intra-group sales between businesses and regions are not significant.

3 Operating profit/(loss) after charging goodwill amortisation and impairment and exceptional items is analysed by business as follows: Automotive £89 million (2002 – £143 million), Aerospace £108 million (2002 – £93 million) and UK pension deficit £(23) million (2002 – £(6) million) and by region of origin as follows: Europe £212 million (2002 – £192 million), Americas £(66) million (2002 – £19 million) and Rest of the World £28 million (2002 – £25 million).

4 Net operating assets are analysed as follows:

	2003 £m	2002 £m
Tangible fixed assets	**1,329**	1,374
Stocks	**487**	488
Debtors	**623**	551
Creditors – short-term	**(759)**	(770)
Total subsidiaries	**1,680**	1,643
Net operating assets of joint ventures and associates	**511**	363
	2,191	2,006

GROUP FIVE YEAR FINANCIAL RECORD

	Continuing businesses				As reported (including Industrial Services)		
	2003 £m	2002 £m	Pro forma 2001 £m	Pro forma 2000 £m	2001 £m	2000 £m	1999 £m
Consolidated profit and loss accounts							
Sales							
Subsidiaries	**3,334**	3,305	3,317	3,892	3,432	4,124	3,708
Share of joint ventures and associates	**1,251**	1,147	1,020	242	1,520	972	935
	4,585	4,452	4,337	4,134	4,952	5,096	4,643
Operating profit before goodwill amortisation and impairment and exceptional items							
Subsidiaries	**168**	196	193	389	203	421	396
Share of joint ventures and associates	**134**	119	113	35	183	172	162
	302	315	306	424	386	593	558
Net interest payable:							
Subsidiaries	**(56)**	(47)	(59)	(34)	(59)	(31)	(21)
Share of joint ventures and associates	**–**	(1)	(2)	(4)	(21)	(34)	(24)
Profit before tax, goodwill amortisation and impairment and exceptional items	**246**	267	245	386	306	528	513
Goodwill amortisation	**(37)**	(37)	(43)	(28)	(49)	(35)	(21)
Goodwill impairment	**(91)**	(11)	–	–	–	–	–
Exceptional profits/(losses):							
Subsidiaries	**55**	(39)	(100)	(18)	(127)	(18)	11
Share of joint ventures and associates	**–**	–	5	6	5	6	(2)
Profit on ordinary activities before taxation	**173**	180	107	346	135	481	501
Taxation	**(70)**	(77)	(64)	(125)	(110)	(157)	(139)
Minority interests	**(2)**	(3)	(5)	(5)	(5)	(5)	(4)
Earnings of the year	**101**	100	38	216	20	319	358
Earnings per share – p	**13.8**	13.7	5.3	30.2	2.8	44.6	50.4
Earnings per share before goodwill amortisation and exceptional items – p	**22.8**	25.2	24.0	39.1	28.9	54.5	52.4
Dividend per share – p	**11.6**	11.3	11.0	n/a	14.9	19.8	18.0
Consolidated balance sheets							
Tangible fixed assets	**1,329**	1,374	1,399	1,341	1,399	1,391	1,214
Stocks	**487**	488	503	595	503	602	527
Creditors less debtors	**(136)**	(219)	(182)	(341)	(182)	(346)	(433)
Net operating assets	**1,680**	1,643	1,720	1,595	1,720	1,647	1,308
Net borrowings	**(793)**	(834)	(885)	(601)	(885)	(601)	(281)
Intangible assets – goodwill	**340**	470	525	535	525	579	402
Fixed asset investments	**292**	282	226	128	236	437	345
Taxation and dividend payable	**(222)**	(237)	(242)	(295)	(242)	(295)	(135)
Provisions for liabilities and charges	**(355)**	(364)	(352)	(291)	(352)	(291)	(272)
Net assets	**942**	960	992	1,071	1,002	1,476	1,367

DIRECTORS' REPORT

Business review
The principal businesses of the Group are described on pages 2 and 3 and in the operating and financial review on pages 22 to 27. A review of the development of those businesses in 2003, events affecting the Group since the end of the year and likely future developments are referred to in the Chief Executive's review on pages 8 to 11 and in the operating and financial review.

Share capital
During 2003, 1,219,368 GKN plc Ordinary Shares of 50p each were issued in connection with the exercise of options under SAYE and Executive share option schemes. The issued share capital at the end of the year was 734,113,396 Ordinary Shares of 50p each.

On 15 May 2003, the Special Share in the capital of the Company, issued in connection with the Industrial Services businesses demerger in August 2001, was purchased by the Company at its nominal value of 50p and then reclassified as an Ordinary Share of 50p forming part of the Company's authorised but unissued share capital.

The Company has been informed of the following notifiable interests in the issued capital of the Company at 27 February 2004:

	% of issued capital
Franklin Resources Inc	6.98
Aviva plc	3.95
Legal & General Group plc	3.19

Annual General Meeting
The notice of the Annual General Meeting to be held at 11.30 a.m. on Thursday 20 May 2004 at the Institution of Electrical Engineers, Savoy Place, London WC2, together with an explanation of the resolutions to be considered at the meeting, is contained in the AGM circular enclosed with this annual report.

Dividend
The Directors recommend a final dividend of 7.8p per 50p Ordinary Share for the year ended 31 December 2003 payable on 21 May 2004 to shareholders on the register at the close of business on 30 April 2004. This, together with the interim dividend of 3.8p paid in September 2003, brings the total dividend for the year to 11.6p per share.

Key dates for the dividend reinvestment plan as it will operate in respect of the proposed 2003 final dividend are given on page 93.

Directors
The constitution of the Board and of its Committees, together with biographical notes on the Directors, are shown on pages 16 and 17.

Sir Christopher Meyer and Helmut Mamsch were appointed non-executive Directors on 1 August and 1 December 2003 respectively. As Directors appointed during the year, they each retire at the forthcoming AGM and, being eligible, offer themselves for re-election.

Sir David Lees retires as Chairman at the conclusion of the forthcoming AGM to be succeeded by Roy Brown. Sir David joined GKN in 1970 as an accountant, becoming Finance Director in 1982. He was appointed Group Managing Director in 1987 and Chairman and Chief Executive in 1988 before becoming Chairman only in 1997. Klaus Murmann, non-executive Director since 1995, also retires at the conclusion of the AGM following completion of his term of appointment. The Directors wish to record their appreciation of the considerable contribution that Sir David and Dr Murmann have made to the Group over the years.

In accordance with the provisions for retirement by rotation in the articles of association, Roy Brown, non-executive Director, and Ian Griffiths, Managing Director GKN Driveline, retire at the AGM and, being eligible, offer themselves for re-election.

Directors' interests in GKN shares are shown on pages 87 to 89.

Honours
The Directors record their great pleasure at the award of CBE to Marcus Beresford, former Chief Executive, GKN plc, of OBE to Colin Hague, Chief Test Pilot, Westland Helicopters, and of MBE to Nicholas Whitney, Head of Future Lynx, Westland Helicopters, in the 2003 Queen's Birthday Honours.

Donations
Contributions to good causes made by Group companies around the world amounted to some £840,000 in 2003. This included cash donations to UK registered charities of £261,000 for educational purposes and £98,000 for community activities. Further details of contributions made by the Group worldwide are given in the social responsibility review on page 38 and on the Company's website.

While it is the policy of the Group not to make donations to political organisations, the Group's US aerospace business does have a

Political Action Committee (PAC) which is funded entirely by employees and their spouses. No funds are provided to the PAC by GKN and any administrative services provided to the PAC by the US aerospace business are fully charged to and paid for by the PAC, and the Company does not therefore consider these to be political donations. Employee contributions are entirely voluntary and no pressure is placed on employees to participate. Under US law, an employee-funded PAC must bear the name of the employing company.

Payments to suppliers
It is Group policy to abide by the payment terms agreed with suppliers, provided that the supplier has performed its obligations under the contract. Given the nature and diversity of the Group's international purchasing arrangements and contracts, it is not Group policy to follow any code or standard in relation to payment practice.

GKN plc, as a holding company, did not have any amounts owing to trade creditors at 31 December 2003.

Corporate governance
The Board's statement on corporate governance matters is given on pages 74 to 79, and its report on Directors' remuneration is set out on pages 80 to 89.

Directors' responsibility for the accounts
At the end of each financial year the Directors are required by the Companies Act 1985 to prepare accounts which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Group for that year. In preparing the accounts for the year ended 31 December 2003, the most appropriate accounting policies, supported by reasonable and prudent judgements and estimates, have been used consistently and UK applicable accounting standards have been followed. The Directors are responsible for ensuring that the Group keeps proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and which enable them to ensure that the accounts comply with the Companies Act 1985. In addition, the Directors are responsible for ensuring that an appropriate system of internal control is in operation to provide them with reasonable assurance that the assets of the Group are properly safeguarded and to ensure that reasonable steps are taken to prevent or detect fraud and other irregularities.

Auditors
Resolutions to reappoint PricewaterhouseCoopers LLP as auditors of the Company and to authorise the Directors to fix their remuneration will be proposed at the AGM.

On behalf of the Board

Grey Denham
Secretary
27 February 2004

CORPORATE GOVERNANCE

Compliance with the Combined Code

Throughout 2003, GKN was in compliance with the 45 provisions of the Combined Code on Corporate Governance as it applied to the Company during the year, except with regard to the requirement for a recognised Senior Independent Director. Following the appointment of Baroness Hogg as Deputy Chairman and Senior Independent Director on 1 December 2003, GKN complied fully with this version of the Code. The following paragraphs, together with the report on Directors' remuneration on pages 80 to 89, provide a description of how the 14 Principles of this Combined Code have been applied within GKN.

A new Combined Code on Corporate Governance came into effect for UK listed companies for reporting years beginning on or after 1 November 2003. Although GKN is not obliged to report on its compliance with the new Code until the publication of the 2004 annual report in the spring of 2005, the Board has reviewed its procedures with a view to complying with all of the detailed provisions of the new Code during 2004. In accordance with the Financial Reporting Council's request for companies to report early on the steps taken to implement the new Code, the following paragraphs also provide a description of how the new Combined Code is being applied.

The Board of Directors

The Board is collectively responsible for the success of the Company. Its role is to provide entrepreneurial leadership of the Company within a framework of prudent and effective controls which enables risk to be assessed and managed; to set the Company's strategic aims, ensure that the necessary financial and human resources are in place for the Company to meet its objectives, and review management performance; to set the Company's values and standards and ensure that its obligations to its shareholders (including reporting to shareholders on the Board's stewardship) and others are understood and met. Specific responsibilities reserved to the Board include:

› setting Group strategy and approving an annual budget and medium-term projections;

› reviewing operational and financial performance;

› approving major acquisitions, divestments and capital expenditure;

› reviewing the Group's systems of financial control and risk management;

› ensuring that appropriate management development and succession plans are in place;

› reviewing the environmental, health and safety performance of the Group;

› approving appointments to the Board and as Company Secretary, and approving policies relating to Directors' remuneration and the severance of Directors' contracts; and

› ensuring that a satisfactory dialogue takes place with shareholders.

A description of the role of the Board, together with that of the Chairman, Chief Executive, Senior Independent Director and Company Secretary, is available on the GKN website at www.gknplc.com and further details of the Board's role in relation to the Group's systems of internal control and risk management are given on pages 78 and 79. Descriptions of the specific responsibilities which have been delegated to the principal Board Committees are given on pages 76 and 77.

The Board currently comprises six executive and eight non-executive Directors as listed in the table on page 78. Biographical details of the Directors are given on pages 16 and 17. With the exception of the Chairman, who is presumed under the Combined Code not to be independent, all the non-executive Directors are regarded by the Board as independent.

The Board normally meets 10 times a year, two of such meetings being held at subsidiary or joint venture companies. Comprehensive briefing papers are provided to all Directors one week before Board meetings.

All Directors have direct access to the advice and services of the Company Secretary who is tasked with ensuring that Board procedures are followed. In addition, Directors may, in furtherance of their duties, take independent professional advice, if necessary, at the Company's expense.

Chairman and Chief Executive

The roles of Chairman and Chief Executive have been split since 1997. Whilst collectively they are responsible for the leadership of the Company, the Chairman's primary responsibility is for leading the Board and ensuring its effectiveness and the Chief Executive is responsible for running the Company's business.

In November 2003, GKN announced that, following selection by the Nominations Committee and Board approval, Roy Brown will replace Sir David Lees as Chairman following Sir David's retirement at the conclusion of the 2004 Annual General Meeting in May.

Induction and professional development

On joining the Board, a Director receives a comprehensive induction pack which includes background information about GKN and its Directors, and details of Board meeting procedures, Directors' responsibilities, procedures for dealing in GKN shares and a number of other governance-related issues. This is supplemented by a briefing with the Company Secretary. The Director meets with the Chief Executive to be briefed on the general Group strategy and with the Managing Directors in relation to each individual business portfolio. Plant visits are organised as necessary for new non-executive Directors. External training, particularly on matters relating to the role of a Director and the role and responsibilities of Board Committees, is arranged as appropriate.

Ongoing training is provided as and when necessary and may be identified in annual performance reviews (see below) or on an ad hoc basis. The suitability of external courses is kept under review by the Company Secretary who is charged with facilitating the induction of new Directors both into the business and as to their roles and responsibilities as Directors, as well as with assisting in the ongoing training and development of Directors.

Performance evaluation

Formal evaluations of the performance of the Board and of the principal Board Committees will be conducted by the Chairman in 2004. The process will build on that developed in 2002 when the effectiveness of the Board and its Committees was reviewed covering, inter alia, composition, arrangements for and content of meetings, Committee terms of reference, Director training and visits to operating sites, access to information and administrative procedures. As in 2002, the results of the evaluation will be reported to the Board and agreed recommendations for improvement will be implemented.

Evaluation of individual Directors in their role as members of the Board will also be conducted by the Chairman in 2004. The Senior Independent Director is responsible for the evaluation of the Chairman and will meet at least annually with the other non-executive Directors to appraise his performance.

Director re-election

All Directors are subject to re-election by shareholders at the first Annual General Meeting following their appointment by the Board. Under the articles of association of the Company, each of the Directors is required to retire by rotation at least once every three years. Details of the Directors retiring and seeking re-election at an AGM are given to shareholders in the Notice of Meeting.

Communicating with shareholders

Meetings between Directors, senior management and major institutional shareholders are held during the year in accordance with GKN's investor relations programme and when required in relation to particular issues. The Senior Independent Director and the other non-executive Directors are encouraged to attend presentations to analysts and shareholders, in particular the annual and interim results presentations.

In fulfilment of his obligations under the new Combined Code, the Chairman will give feedback to the Board on issues raised with him by major shareholders. This will be supplemented by twice yearly feedback to the Board on meetings between management and investors, and the non-executive Directors will receive an annual briefing from the Company's brokers on the market's perception of GKN. Existing arrangements for the whole Board to receive periodically a presentation by external consultants on investor perceptions and for external brokers' reports on GKN to be circulated to all Directors will be maintained.

All Directors normally attend the Annual General Meeting and shareholders are invited to ask questions during the meeting and to meet with Directors after the formal proceedings have ended. Shareholders at the meeting are advised as to the level of proxy votes received including the percentage for and against each resolution following each vote on a show of hands, and, from the 2004 AGM, abstentions will also be advised.

In its annual and interim reports, trading statements, results presentations and City announcements generally, GKN endeavours to present an accurate, objective and balanced picture in a style and format which is appropriate to the intended audience. The GKN website provides information about the Group including copies of annual and interim reports and presentations made to institutional investors.

CORPORATE GOVERNANCE CONTINUED

Board Committees
The full terms of reference of the following Board Committees are available upon request and on the GKN website:

Executive Committee
The Executive Committee comprises the executive Directors under the chairmanship of the Chief Executive. The Committee is tasked with overseeing and directing the activities of the Group, reviewing Group strategy and deciding how the various risks facing the Group are to be managed. It also reviews acquisitions and divestments and approves major human resource policy issues including management development and training. It normally meets monthly.

Chairman's Committee
The Chairman's Committee comprises all the non-executive Directors together with the Chief Executive under the chairmanship of the Chairman. The Committee is a forum for the Chairman and Chief Executive to brief and obtain the views of the non-executive Directors on particular issues.

Audit Committee
The Audit Committee comprises all the independent non-executive Directors (other than Klaus Murmann). It is currently chaired by Roy Brown but from the conclusion of the Company's 2004 Annual General Meeting will be chaired by Sir Peter Williams.

The Committee reviewed its terms of reference in 2003 in the light of the new Combined Code and recommended to the Board certain changes, all of which have been implemented. Under its revised terms of reference, the Committee monitors the integrity of the Company's financial statements and the effectiveness of the external audit process. It is responsible for ensuring that an appropriate relationship between GKN and the external auditors is maintained, including reviewing non-audit services and fees. It also reviews annually the Group's systems of internal control and the processes for monitoring and evaluating the risks facing the Group. The Committee reviews the effectiveness of the internal audit function and is responsible for approving, upon the recommendation of the Chief Executive, the appointment and termination of the Head of that function. From 2004 the Committee will review annually its terms of reference and its effectiveness and recommend to the Board any changes required as a result of such review.

In 2003, the Audit Committee, operating under its previous terms of reference, discharged its responsibilities by:

› reviewing the Group's draft 2002 financial statements and 2003 interim results statement prior to Board approval and reviewing the external auditors' detailed reports thereon;

› reviewing the Group's December trading update announcement prior to release;

› reviewing the appropriateness of the Group's accounting policies;

› reviewing regularly the potential impact on the Group's financial statements of certain matters such as impairments of fixed asset values and proposed International Accounting Standards;

› reviewing and approving the 2002 audit fee and reviewing non-audit fees payable to the Group's external auditors in 2002;

› reviewing the external auditors' plan for the audit of the Group's 2003 accounts, which included key areas of extended scope work, key risks on the accounts, confirmations of auditor independence and the proposed audit fee, and approving the terms of engagement for the audit;

› reviewing an annual report on the Group's systems of internal control and its effectiveness, reporting to the Board on the results of the review (see page 79) and receiving regular updates on key risk areas of financial control;

› reviewing post-acquisition reports on integration and performance of significant recent acquisitions;

› reviewing the risks associated with major business programmes; and

› reviewing the internal audit function's terms of reference, its 2003 work programme and quarterly reports on its work during the year.

From 2004 the Audit Committee will meet at least four times a year, including meetings before the annual and interim results announcements and at the commencement of the annual external audit process. Members' attendance record at meetings of the Committee in 2003 is given on page 78.

The Committee has authority to investigate any matters within its terms of reference, to access resources, to call for information and to obtain external professional advice at the cost of the Company. Should there be any disagreement between the Committee and the Board which cannot be resolved, the Committee has the right to report the issue to shareholders within the Company's next annual report.

No person other than the members of the Committee is entitled to be present at meetings but others may be invited to attend by the Committee. Sir David Lees, who, as Chairman of the Board, ceased to be a member of the Committee in November 2003 to comply with the requirements of the new Combined Code, has continued to act as an adviser to the Committee in the absence currently of another non-executive Director having the financial background required under the new Code. A non-executive Director with the appropriate

qualifications will be appointed in 2004. The Head of the internal audit function and the external auditors usually attend meetings of the Committee. At each meeting there is an opportunity for the external auditors, and annually an opportunity for the Head of internal audit, to discuss matters with the Committee without any executive management being present. Both the Head of internal audit and the external auditors have direct access to the Chairman of the Committee outside of formal Committee meetings.

The Audit Committee has the specific task of keeping under review the nature and extent of non-audit services provided by the external auditors in order to ensure that objectivity and independence are maintained. As a matter of policy, the auditors are excluded from invitations to undertake assignments of a consultancy nature. For other non-audit work, the policy is that GKN does not use the external auditors unless there are compelling reasons to do so, i.e. they can provide a unique skill or a service not readily available from any other source. Under the policy, agreed by the Board, any proposal to use the auditors for non-audit work must be submitted to the Group Finance Director who will, depending on the nature of the service, seek the prior authorisation of the Chairman of the Audit Committee. The external auditors have in place processes to ensure their independence is maintained including safeguards to ensure that where they do provide non-audit services, their independence is not threatened. They have written to the Audit Committee confirming that, in their opinion, they are independent.

Remuneration Committee

The Remuneration Committee comprises the independent non-executive Directors under the chairmanship of Baroness Hogg. The Committee is responsible for approving the terms of service and setting the remuneration of the executive Directors and the Company Secretary in accordance with a remuneration policy which is approved annually by the Board. It is also responsible for determining the fees of the Chairman and the terms upon which the service of executive Directors is terminated having regard to a severance policy adopted by the Board. It also prepares for approval by the Board the annual report on Directors' remuneration (set out on pages 80 to 89).

The Committee meets periodically when required. Members' attendance record at meetings of the Committee in 2003 is given on page 78. No person other than the members of the Committee is entitled to be present at meetings but others may be invited by the Committee to attend. No Director nor the Company Secretary is present when the Committee considers matters relating to himself or acts in matters relating to himself.

The Committee has access to such information and advice both from within the Group and externally, at the cost of the Company, as it deems necessary. It is responsible for appointing any consultants in respect of executive Directors' remuneration.

Nominations Committee

The Nominations Committee comprises the non-executive Directors and the Chief Executive under the chairmanship of the Chairman of the Board (except when the Committee is dealing with the appointment of a successor as Chairman of the Board when the Senior Independent Director chairs the Committee).

The Committee leads the process for identifying and makes recommendations to the Board on candidates for appointment as Directors of the Company and as Company Secretary, giving full consideration to succession planning and the leadership needs of the Group. It also makes recommendations to the Board on the composition of the Chairman's and Nominations Committees and the composition and chairmanship of the Audit and Remuneration Committees. It reviews regularly the structure, size and composition of the Board, including the balance of skills, knowledge and experience and the independence of the non-executive Directors, and makes recommendations to the Board with regard to any changes.

The Committee meets periodically when required. Members' attendance record at meetings of the Committee in 2003 is given on page 78.

The Board has agreed the procedures to be followed by the Nominations Committee in making appointments to the various positions on the Board and as Company Secretary. These procedures, under which the Committee agrees a description of the role, experience and capabilities for a Director, are available on GKN's website. The Committee has access to such information and advice both from within the Group and externally, at the cost of the Company, as it deems necessary. This may include the appointment of external executive search consultants, where appropriate.

The procedures referred to above were used in the appointment during 2003 of Sir Christopher Meyer and Helmut Mamsch as non-executive Directors and for the appointment of Roy Brown as successor as Chairman with effect from May 2004. This included an assessment of the time commitment expected from the Director and, for the Chairman, recognising the need for his availability in the event of a major corporate action. Independent executive search consultants were used in connection with each appointment. Sir David Lees, as current Chairman, was not a member of the Nominations Committee panel which recommended to the Board the appointment of Roy Brown as successor to Sir David.

CORPORATE GOVERNANCE CONTINUED

Directors' attendance record

The attendance of Directors at relevant meetings of the Board and of the Audit, Remuneration and Nominations Committees held during 2003 was as follows:

Director	Board (10 meetings)	Audit Committee (4 meetings)	Remuneration Committee (8 meetings)	Nominations Committee (6 meetings)
Sir David Lees[(a)] *Chairman*	10	3/3*	2/2*	6
Baroness Hogg *Deputy Chairman and Senior Independent Director*	10	4	8	6
Executive Directors				
Kevin Smith *Chief Executive*	10	–	–	6
Richard Clowes	10	–	–	–
Dick Etches	10	–	–	–
Ian Griffiths	9/10*	–	–	–
Neal Keating	10	–	–	–
Nigel Stein	10	–	–	–
Other independent non-executive Directors				
Roy Brown	10	4	8	6
Sir Ian Gibson	10	4	8	6
Helmut Mamsch[(b)]	1/1*	–	1/1*	1/1*
Sir Christopher Meyer[(c)]	4/5*	1/3*	3/4*	4/4*
Dr Klaus Murmann	7/10*	–	6/8*	5/6*
Sir Peter Williams	10	4	8	6

*Actual attendance/maximum number of meetings Director could attend as a member.

Internal control

The Board attaches considerable importance to, and acknowledges its responsibility for, the Group's systems of internal control and risk management and carries out regular reviews of their effectiveness.

The Board's policy is to have systems in place which optimise the Group's ability to manage risk in an effective and appropriate manner. The Board has delegated to the Executive Committee responsibility for identifying, evaluating and monitoring the risks facing the Group and for deciding how these are to be managed. There is a standing agenda item at every Executive Committee meeting to enable members of the Committee to advise if any material internal control issues, serious accidents or events having a major commercial impact have arisen or any significant new risks have been identified, with subsequent reporting to the next Board meeting if appropriate.

Continuing processes are in place for all parts of the Group to assess the major strategic, commercial and financial risks to which their operations are exposed, the social responsibilities relating to such operations and the way in which such risks and responsibilities are monitored, managed and controlled. ('Social responsibilities' concern the responsibilities of the Group to various stakeholders including its employees, the communities in which it operates, its business partners and the environment including behaving ethically and with regard to human rights. The Group's social responsibility review is on pages 32 to 41.) These processes are summarised in a 'risk map' which is reviewed at least annually by the Audit Committee.

Each year all Group businesses are required formally to review their business risks and to report on whether there has been any material breakdown in their internal controls. Companies also have to confirm annually whether they have complied with statutory and regulatory obligations as well as with internal policies on matters such as competition law, employment law, ethics, document management, data protection and employee disclosure. Risk profiling is undertaken across all subsidiaries to identify accidental risks and highlight action required to mitigate such risks.

In implementing its policy on managing accidental risk, the Group pursues a systematic integrated loss prevention approach to safeguard people's health, the environment, an uninterrupted supply to its customers, its assets and its earnings, under the auspices of a Group Loss Prevention Council. The Council formulates and recommends Group loss prevention policies and acts as a steering group for loss prevention activities across Group operations.

The Group has one major 50:50 joint venture, AgustaWestland, which was formed in 2001 when GKN and Finmeccanica merged their respective helicopter manufacturing businesses. The AgustaWestland Audit Committee (whose members include the Finance Director of GKN plc) is responsible for the overview of the corporate governance procedures adopted by AgustaWestland that are appropriate to the business and comply with the requirements of both shareholders.

(a) Resigned as a member of the Audit Committee in November 2003 and of the Remuneration Committee in February 2003.

(b) Appointed 1 December 2003.

(c) Appointed 1 August 2003.

The Group's systems and procedures are designed to identify, manage and, where practicable, reduce and mitigate the effects of the risk of failure to achieve business objectives. They are not designed to eliminate such risk, recognising that any system can only provide reasonable and not absolute assurance against material misstatement or loss.

The review process
The Board reviews the effectiveness of the systems of internal control and risk management on an ongoing basis by:

› setting the strategy of the Group at both Group and divisional level and, within the framework of this, approving an annual budget and medium-term projections. Central to this exercise is a review of the risks and opportunities facing each business and the steps being taken to manage these;

› reviewing on a regular basis operational performance and updated forecasts for the current year. Comparisons are made with budget and the prior year and appropriate action plans put in place to optimise operational and financial performance;

› retaining primary responsibility for acquisition and divestment policy, and the approval of major capital expenditure, major contracts and financing arrangements. Below Board level there are clearly defined management authorities for the approval of capital expenditure, major contracts, acquisitions, investments and divestments, together with an established framework for their appraisal, which includes a risk analysis and post-implementation plan, and where appropriate, a post-acquisition review;

› receiving regular reports on the Group's treasury activities, having approved the operating policies and controls for this function;

› performing at least annually a review of the Group's pension fund arrangements and insurance and risk management programmes;

› receiving reports at least annually, following their review by the Executive Committee, on environmental, health and safety performance of the Group's operations. The Executive Committee also reviews interim reports on health and safety performance;

› reviewing at least annually management development and succession plans. The Executive Committee also reviews management development issues twice a year; and

› receiving annual reports from the Audit Committee on whether the systems of internal control and risk management are operating effectively.

The Audit Committee, which has independent access to the external auditors and to the internal audit function, is responsible for reviewing the ongoing control processes. It achieves this by:

› reviewing and approving the terms of reference and major findings of the internal audit department. This department has a risk-based work programme which is reviewed by the Audit Committee, and its purpose is to review and test the systems, controls, processes, procedures and practices across the Group. The Head of internal audit, who reports directly to the Group Chief Executive, has access to, and regular reviews with, the Chairman of the Audit Committee. There is an established process to review the implementation of the recommendations of the department and all its reports are seen by the relevant members of the Executive Committee;

› reviewing reports from management, the internal audit function and the external auditors on the effectiveness of the systems of internal control and risk management. In particular, in advance of the announcement of the Group's results for each year, it reviews a summary of the annual detailed divisional reports on their business risks and internal control processes; and

› discussing with management the resolution of control issues raised by Board members or in reports reviewed by it.

The Board has reviewed the effectiveness of the Group's systems of internal control and risk management during the period covered by this annual report. It confirms that the processes described above, which accord with the guidance on internal control now appended to the Combined Code on Corporate Governance (the Turnbull Guidance) have been in place throughout that period and up to the date of approval of the annual report.

REPORT ON DIRECTORS' REMUNERATION

Role of the Remuneration Committee

The Board's Remuneration Committee is responsible for formulating the Group's policy for the remuneration of the executive Directors of GKN plc. The Committee reviews the policy annually and recommends any changes to the Board as a whole for formal approval.

Within the framework of the agreed policy, the Committee determines the detailed terms of service of the executive Directors, including basic salary, incentives and benefits, and the terms upon which their service may be terminated. The Committee also determines the fees of the Chairman and is responsible for recommending to the Chief Executive and monitoring the level and structure of remuneration for the most senior managers below Board level. The Committee's full terms of reference are available on GKN's website at www.gknplc.com.

Baroness Hogg has chaired the Committee since May 2002. The other members of the Committee are currently Roy Brown, Sir Ian Gibson, Helmut Mamsch, Sir Christopher Meyer, Dr Klaus Murmann and Sir Peter Williams. Sir David Lees was a member of the Committee until 27 February 2003. The Chairman of the Board is no longer a member of the Committee which, under its recently revised constitution, is comprised solely of independent non-executive Directors. Members' attendance at meetings of the Committee in 2003 is summarised on page 78.

The Remuneration Committee is responsible for appointing external independent consultants to advise on executive remuneration matters and has adopted a policy under which an individual external consultant appointed by it to advise on the determination of Board level remuneration shall not also act as consultant to any company in the GKN Group. The Committee has appointed, and received advice during 2003 from, Kepler Associates in relation to incentive plan structure and Towers Perrin in relation to executive Director salary levels. During 2003, Towers Perrin were also appointed by the Group, at the instigation of the Chairman, to provide advice to the Board on non-executive Director fee levels and structure. Towers Perrin consultants (different from the consultant who provided the advice to the Remuneration Committee and the Board) were also appointed by the Group to provide advice during the year to GKN subsidiaries in Brazil, Japan and the US on pensions and administration systems. Towers Perrin did not provide any other services directly to the Group during the year (although from time to time, GKN's management inputs data into a senior executive salary survey administered by Towers Perrin, the results of which GKN finds useful in determining executive salary levels below Board level) and Kepler Associates did not provide any services directly to the Group during the year.

The Committee also receives input from the Group's Chief Executive when considering the remuneration of the other executive Directors.

The Committee has reviewed its terms of reference and procedures in the light of the publication in July 2003 of the new Combined Code on Corporate Governance to ensure that it complies with the Code's best practice provisions. (The Board's statement of compliance with the June 1998 Combined Code generally is given on page 74.)

Remuneration policy

This section describes GKN's policy for the remuneration of its executive and non-executive Directors as at the date of this report. At the Company's forthcoming Annual General Meeting shareholders will be asked to approve certain changes to the operation of the Group's long-term incentive arrangements in which the executive Directors participate. In all other respects the remuneration policy described here remains the policy for the foreseeable future.

GKN's remuneration policy for executive Directors is designed to attract, retain and motivate executives of the high calibre required to ensure that the Group is managed successfully to the benefit of shareholders. To achieve this, an internationally competitive package of incentives and rewards linked to performance is provided. In setting remuneration levels the Remuneration Committee takes into consideration the remuneration practices found in other UK multinational companies of similar size and also ensures that the remuneration arrangements for executive Directors are compatible with those for executives throughout the Group. It also considers the most recent pay awards in the Group generally when reviewing the basic salaries of the executive Directors.

The remuneration of the executive Directors comprises basic salary and benefits in kind set at competitive levels, short-term variable remuneration dependent upon the achievement of performance targets, and longer-term rewards including retirement benefits and performance-related long-term incentives. Further details of each of these elements are given in the following paragraphs. On the basis of the expected value of long-term incentives and achievement of on-target performance for the purposes of the short-term variable remuneration scheme, the total annual remuneration (excluding pension benefits) of an executive Director under the Group's remuneration policy is weighted approximately 50% performance-related and 50% non performance-related, valued as at the time of award of long-term incentives, with flexibility to change the balance between the performance-related and non performance-related elements when the Remuneration Committee considers it appropriate. The Remuneration Committee believes that these proportions represent an appropriate balance between certainty of income and incentive-based remuneration linked to the achievement of GKN's operational and strategic objectives.

The fees of the non-executive Directors are set at a level which will attract individuals with the necessary experience and ability to make a substantial contribution to the Group's affairs. The fees paid are commensurate with those paid by other leading UK listed companies.

Basic salary

This is based on a number of factors including market rates together with the individual Director's experience, responsibilities and performance. The Remuneration Committee's objective is to maintain salaries at around the median level of the relevant employment market and in this connection it reviews annually data drawn from an analysis of senior executive salary levels in approximately 100 major UK companies. Individual salaries of Directors are reviewed annually by the Committee with any increase usually being effective from 1 July.

Benefits in kind

These comprise principally car and health care benefits and premiums paid on additional life assurance policies in connection with pension arrangements. The level of benefits provided to executive Directors is consistent with that provided by other major companies. These benefits do not form part of pensionable earnings.

Performance-related short-term variable remuneration

Payments may be made annually under arrangements which link remuneration to the achievement of short-term operational targets relevant to GKN's long-term strategic objectives. These targets, which may include some key personal objectives, will typically relate to a combination of corporate and, where appropriate, individual portfolio profit and cash flow performance. Achievement of on-target performance will result in payments of approximately 45% of an executive Director's salary and payments are normally capped at around 100% of salary. Details of the targets and cap for 2003 are given below in the section 'Directors' remuneration 2003'.

The Remuneration Committee has absolute discretion to alter targets to reflect changed circumstances such as material changes in accounting standards or changes in the structure of the Group. It may also make discretionary payments in respect of exceptional performance. Payments generally are based upon a percentage of year-end basic salary and do not form part of pensionable earnings under Directors' pension arrangements.

Long-term incentive arrangements

The Remuneration Committee believes that performance-related long-term incentives which closely align executive rewards with shareholders' interests are an important component of overall executive remuneration arrangements. In 2001 shareholders approved both elements of GKN's current long-term incentive arrangements for executive Directors and other senior executives – the GKN Long Term Incentive Plan and the GKN Executive Share Option Scheme. Proposals for revisions to these arrangements are set out in the AGM circular being sent to shareholders with this annual report – the substantive differences from the current arrangements are referred to below.

Award levels under each of the Long Term Incentive Plan and the Executive Share Option Scheme are set such that the combined rewards available to an individual Director, assuming full vesting, are no greater than they would have been had the Group's long-term incentive arrangements comprised only a single element and this will remain the case under the proposed revised arrangements.

GKN Long Term Incentive Plan (the 'LTIP')

In summary, under the LTIP as it currently operates, each executive Director may be awarded annually a conditional right to receive a number of GKN plc Ordinary Shares equal in value up to a maximum of 100% of basic salary and calculated by reference to the average of the daily closing prices of GKN plc Ordinary Shares during the preceding year. (For awards made in 2001 and 2002, the preceding year's share price was adjusted to reflect the demerger of GKN's Industrial Services businesses to Brambles Industries plc in August 2001.) The combined maximum potential award under both elements of the revised long-term incentive arrangements will remain, in line with the existing arrangements, at 250% of basic salary or such higher overall percentage which may be applied where necessary specifically to recruit or retain an individual. However, within this overall amount, the maximum award under the LTIP will be increased to 150% of salary. The number of shares that the Director will ultimately receive will depend on the Group's performance during the three years commencing on 1 January in the year of award and on satisfaction of a personal shareholding requirement (see pages 84 and 85).

Performance is measured by comparing the total shareholder return (i.e. the internal rate of return from the cash flows arising from buying, owning and selling a company's shares), or 'TSR', from GKN shares with the return on shares of other companies chosen by the Remuneration Committee as an appropriate comparator group. The Committee considers relative TSR to be an appropriate performance criterion as it represents the investment return received by GKN's shareholders over the measurement period compared to the return investors could have received by investing in alternative stocks over the same period. This incentive arrangement is therefore less affected by changes in economic conditions and short-term stock market sentiment than plans based on certain other measures. For awards made from 2001 to 2003 inclusive, the comparator group is the companies constituting the FTSE 100 Index at the start of the measurement period excluding companies in the telecommunications, media, technology and financial services sectors. It was thought appropriate to strip out certain non-manufacturing sectors, some of which have in recent years contributed significantly to the volatility of the FTSE 100 Index. As explained in the AGM circular, the Remuneration Committee now believes it appropriate to use a tailored peer group representing GKN's major competitors and customers worldwide which will, under the proposed revised LTIP, provide a more meaningful comparator group going forward.

REPORT ON DIRECTORS' REMUNERATION CONTINUED

Under the present arrangements if, at the end of the three-year measurement period, GKN ranks in the upper quartile of the comparator group, the conditional award is converted into a deferred right to receive all of the shares which will not be released to the Director for at least a further two years other than in the specific circumstances set out in the rules of the LTIP. (Under the revised arrangements for the LTIP, this deferment period would be one year.) If the ranking is at the median level, 50% of the shares will be received at the end of the deferment period, with no shares being received for below median. For intermediate rankings between upper quartile and median, the executive Director will receive a proportionate number of shares reducing on a straight-line basis. Under the proposed revised arrangements for the LTIP, 30% of the shares will be received if the ranking is at the median level rising on a straight-line basis to 100% at the 75th percentile and above. Under these revised arrangements dividends will be treated as having accrued from the beginning of the third year of the measurement period on any shares that vest and the equivalent cash amount will be paid to the Director on release of such shares (no dividends accrue on either vested or unvested shares under the present arrangements).

GKN obtains the required TSR data and ranking information from an external consultant which ensures that the comparative performance is independently verified. However, irrespective of GKN's TSR, before any shares become eligible for release the Remuneration Committee must be satisfied that this is justified by the underlying financial performance of the Group over the measurement period.

Prior to the introduction of the LTIP in 2001, GKN operated a similar plan which was essentially the same as the current LTIP except that the TSR comparator group was the companies constituting the entire FTSE 100 Index at the start of the measurement period and there was no shareholding requirement. All remaining rights granted under this former LTIP lapsed during 2003.

GKN Executive Share Option Scheme (the 'ESOS')
In summary, under the ESOS each executive Director may be awarded annually an option to subscribe for a number of GKN plc Ordinary Shares. The Remuneration Committee decides the level of awards in each year – for awards made since 2001, the value of the shares granted under option to each executive Director below Chief Executive level has been 1.5 times basic salary. Kevin Smith, who was appointed Chief Executive with effect from 1 January 2003, received an award in 2003 of 2.25 times his basic salary.

The number of shares that a Director can ultimately acquire upon exercise of the option is dependent upon satisfaction of a performance condition and a personal shareholding requirement (see pages 84 and 85), set by the Remuneration Committee before an option is granted. For options granted under the ESOS as it currently operates, the performance condition is linked to the increase in GKN's earnings per share, or 'EPS', (calculated in accordance with UK Financial Reporting Standard 14, adjusted to exclude goodwill amortisation and impairment together with any exceptional items as disclosed in the Group's financial statements and the tax thereon) over the three years commencing on 1 January in the year of grant. 50% of the shares can be acquired if the increase over this period is not less than the increase in the Retail Prices Index ('RPI') plus 9%. The remaining 50% can only be acquired in full if such increase is RPI plus 15% (with a straight-line sliding scale for increases between RPI plus 9% and RPI plus 15%). If the performance condition is not satisfied in full after the first three-year period, so that less than 100% of the shares under option can be acquired, the performance condition will be reassessed each year up to six years from the date of grant (the RPI plus 9% will be increased by 3% for each year beyond the third year, and the RPI plus 15% will be increased by 5% for each year beyond the third year). At the end of the six-year period, any unvested options will lapse.

Historically, EPS has been regarded as a true measure of the underlying profitability of a company and the Committee therefore considered it an appropriate means of linking executive rewards with shareholders' interests. The Remuneration Committee believes that real growth in EPS of between 9% and 15% is a stretching target of direct relevance to shareholders. The RPI data used to assess the extent to which an option is capable of being exercised is obtained from public sources and GKN's EPS amount is extracted from the Group's audited financial statements. However, as explained in the AGM circular, the requirement for all publicly quoted companies in the EU to report under International Financial Reporting Standards from 2005 is likely to introduce a far greater level of volatility into reported earnings figures making short-term comparison difficult. Although it may be possible to make a series of adjustments to reported EPS figures to remove volatility, this is likely to detract from transparency. For this reason the Remuneration Committee believes that EPS will prove unsuitable for use as a performance measure in long-term incentive schemes. It is therefore proposed that going forward the ESOS will use a relative total shareholder return criterion rather than an EPS based criterion although the comparator group chosen will be a different one from that used in the LTIP.

Performance under the proposed revised ESOS will be measured by comparing the TSR from GKN shares to the TSR from shares of companies in a comparator group comprising the constituents of the FTSE 350 Index at the start of the three-year measurement period. The Remuneration Committee believes the FTSE 350 Index to be appropriate as it is a broadly based index which contains more manufacturing and engineering companies than the FTSE 100 Index.

Under the proposals, 50% of the shares under option can be acquired by the Director if GKN ranks at the median level in the comparator group with no shares being receivable for below median. 100% of the shares can only be acquired if GKN ranks in the upper quartile of the comparator group, with a straight-line sliding scale for rankings between upper quartile and median. Unlike the current ESOS, there will be no retesting of the performance condition after the end of the measurement period.

As with the LTIP, the TSR information for the revised ESOS will be obtained from an external consultant to ensure that the performance is independently verified. In addition, the provisions of the ESOS will be brought into line with those of the LTIP in requiring that, notwithstanding GKN's TSR, the Remuneration Committee must be satisfied that the vesting of an option is justified by the underlying financial performance of the Group over the measurement period.

There remain outstanding a number of options granted under earlier executive share option schemes which were in operation until 1996. These schemes were not performance-related and had no personal shareholding requirement in common with most other companies' schemes in operation at the time.

Options granted under the ESOS together with options outstanding under the earlier executive share option schemes are normally exercisable between the third and tenth anniversary of the date of grant (between the fifth and tenth anniversary for options granted in 1995 and 1996). The exercise price is fixed at the market price of GKN's shares at the time of grant.

Retirement benefits

For executive Directors subject to the UK restrictions on pensionable earnings in the Finance Act 1989 (the 'earnings cap'), retirement provision is secured by the Company by a combination of amounts paid to individual 'money-purchase' schemes and supplementary allowances paid to each Director. In certain cases, dependent in part upon the individual's salary level at commencement of employment, retirement benefits are also provided through membership of the Executive section of the GKN Group Pension Scheme, which is a defined benefit scheme. The retirement provisions are made in order to assist each Director towards securing overall retirement benefits comparable in value with those available under the pension scheme had it not been for the operation of the earnings cap.

GKN's pension scheme provides Directors with a pension of up to two-thirds of basic annual salary (up to the earnings cap) on retirement at age 60 after 20 or more years' service and proportionately less for shorter service or for retirement before pension age. A standard employee contribution of 5% of gross salary is required under the scheme, except in the case of members who joined it prior to 1991 when such contributions were introduced. In addition, from 1 October 2003 all executive Directors, in common with other members, have been required to pay a further 1% (which will rise to 2% from April 2004).

Executive Directors employed outside the UK typically receive retirement benefits consistent with local practice. In particular, in accordance with standard practice in the US, GKN contributes an amount equivalent to 11% of Neal Keating's basic salary and annual performance-related short-term variable remuneration to his defined contribution pension arrangement.

Service agreements

The service agreements of executive Directors employed in the UK are with GKN Holdings plc, the parent company of the GKN Group prior to the Industrial Services demerger in 2001 and now a wholly-owned subsidiary of GKN plc. Executive Directors employed overseas have their service agreements with an appropriate overseas subsidiary. The non-executive Directors do not have service agreements, their terms of service being contained in letters of appointment.

The Board's current policy is that, unless local employment practice requires otherwise, the service agreements of its executive Directors will be terminable by the employing company on one year's notice. Neal Keating has a US-style service agreement with GKN North America Services Inc which can be terminated by GKN without notice, although for termination without cause an amount approximately equal to one year's basic salary and benefits would be payable to him. The agreements terminate in any event at the end of the year in which the Director attains the age of 60.

Other than in the event of early termination following a change of control of GKN plc, there is no contractual provision for predetermined compensation payable upon early termination of an executive Director's service agreement. In the event of early termination (other than on a change of control) the Remuneration Committee would apply the principles of the severance policy adopted by the Board. Under this policy, which may be varied in individual cases, an immediate lump sum severance payment will be made to the Director equivalent to one year's basic salary plus one year's pension contributions. Consideration would be given to the inclusion in the severance payment of additional elements relating to short-term variable remuneration and major benefits in kind. However, such additional elements will not normally be included where the termination is as a result of underperformance. Consideration would also be given to paying the severance payment in 12 equal instalments which will only be paid to the extent that the Director has not been able to mitigate his or her loss by the date of the relevant payment.

As permitted by the Combined Code on Corporate Governance, if termination of a Director's service agreement occurs on less than due notice within 12 months following a change in control of

REPORT ON DIRECTORS' REMUNERATION CONTINUED

GKN plc, a predetermined amount is payable to the Director equivalent to one year's basic salary, pension contributions, benefits in kind and loss of entitlements under short-term performance-related remuneration arrangements.

An enhancement to the pension rights of an executive Director upon early retirement will only be considered in exceptional cases and a full costing would be provided to the Remuneration Committee at the time of its deliberations. In any event, such enhancement would not be considered unless objectives set for the Director had been met or it was otherwise merited in the opinion of the Remuneration Committee.

It is also the Board's policy that, at the time of consideration of a proposed appointment of an executive Director, the Remuneration Committee will take into account the likely cost of severance in determining the appropriateness of the proposed terms of appointment.

External appointments
The Board recognises the benefit which GKN can obtain if executive Directors of GKN serve as non-executive Directors of other companies. Subject to review in each case, the Board's general policy is that each executive Director may accept one non-executive directorship with another company (but not the chairmanship of a FTSE 100 company) from which the Director may retain the fees.

Since April 2003 Ian Griffiths has been a non-executive Director of Ultra Electronics Holdings plc. He retains the fees payable in respect of this appointment (currently £25,000 per annum). Nigel Stein has been a non-executive Director of Wolseley plc since December 2003. He retains the fees payable in respect of this appointment (currently £33,000 per annum).

Terms of appointment of Chairman and non-executive Directors
Sir David Lees will retire as Chairman at the conclusion of the Company's Annual General Meeting in 2004. He is not eligible to participate in GKN's short-term variable remuneration or long-term incentive arrangements. Sir David is in receipt of a pension from the GKN pension scheme (having retired from executive service within GKN at his normal pensionable age) and has the use of a car, the running and associated costs of which are borne partially by GKN.

Roy Brown will become Chairman with effect from Sir David's retirement. He will receive a fee, determined by the Remuneration Committee, of £240,000 per annum. He will not participate in the Group's short-term variable remuneration or long-term incentive arrangements or in its pension scheme.

The fees received by each of the remaining non-executive Directors, including the Deputy Chairman, are determined by the Board upon the recommendation of the Chairman and the Chief Executive. Baroness Hogg was appointed Deputy Chairman and Senior Independent Director with effect from 1 December 2003 at an annual fee of £55,000. The chairmen of the Audit and Remuneration Committees receive an amount in addition to the basic non-executive Directors' fee (see below) to reflect the significant extra responsibilities attached to these positions. Until 31 December 2003 this additional fee was set at 12.5% of the basic fee. From 1 January 2004 the additional amount has been set at £7,000 per annum for the Chairman of the Audit Committee and £5,000 per annum for the Chairman of the Remuneration Committee. As chairman of the Remuneration Committee, Baroness Hogg will continue to receive the additional fee. The basic fee received by the other non-executive Directors has been increased from £35,000 to £40,000 per annum from 1 January 2004, the previous increase having been in April 2002. The non-executive Directors do not participate in the Group's short-term variable remuneration or long-term incentive arrangements or in its pension scheme, nor do they receive benefits in kind. The current policy is for non-executive Directors to serve on the Board for a total of nine years with interim renewals after three and six years, subject to mutual agreement and annual performance reviews.

Shareholding requirement
In order to reinforce the alignment of their interests with those of shareholders generally, all Directors are subject to a shareholding requirement.

Under a policy adopted by the Remuneration Committee, executive Directors are required to establish and maintain an investment in GKN plc Ordinary Shares equivalent to at least 100% of their basic salary. The receipt of any shares by a Director from an award made under the LTIP and ESOS is conditional upon the shareholding requirement being met on the third anniversary of the grant of the award. For these purposes any deferred rights under the LTIP will be counted as shares.

In respect of the awards made in 2002, if insufficient shares vest from the award to enable an executive Director to satisfy the shareholding requirement, the requirement is deemed to be satisfied for the purpose of that award. However, once the requirement is met in respect of the award the Director is expected to retain sufficient of the shares ultimately received from it towards the satisfaction of the requirement for future awards.

For awards made since 2003, each executive Director must acquire the minimum required shareholding by adding to any existing shareholding using performance-related rewards which may be received under the GKN short-term variable remuneration and long-term incentive arrangements. Until the required shareholding level is reached, an executive Director must apply, in the purchase of GKN shares, 30% of that amount of the gross (i.e. before tax) payment under the short-term (annual) variable remuneration scheme which exceeds 50% of the Director's gross basic salary at that time, and must retain such number of shares received under the LTIP and ESOS as represents at least 30% of the gross gain which the Director would have realised on the exercise of such an award had the shares been sold on the day of exercise.

It is the Board's policy that non-executive Directors will normally be expected to acquire a holding of GKN plc Ordinary Shares of a value equivalent to 30% of one year's basic fee within three years of appointment.

Total Shareholder Return performance
The chart below (left) illustrates the TSR performance (based on an initial investment of £100) of GKN plc Ordinary Shares over the period from the Industrial Services demerger in 2001 until the end of 2003 compared to the TSR that would have been obtained over the same period from a hypothetical investment in the companies constituting the FTSE 100 Index. The interim points show the cumulative TSR at each calendar quarter-end date. (As GKN plc was incorporated during the course of 2001, the Directors' Remuneration Report Regulations 2002 (the 'disclosure regulations') only require the comparative TSR performance of the Company's shares to be shown since 1 August 2001 when the Company became the listed parent company of the GKN Group just prior to the demerger.)

The Committee considers it appropriate to represent GKN's TSR performance against the TSR of the FTSE 100 Index for the purpose of the chart as this index is a readily available broad equity market index (as required by the disclosure regulations) of which the Company is a constituent.

The TSR information presented in the chart in accordance with the disclosure regulations differs from the TSR data computed for the purposes of the current GKN Long Term Incentive Plan both in terms of the constituent companies involved (see page 81) and the TSR calculation methodology. Given these differences, presented below is GKN's TSR and rank against the TSR of the relevant comparator group, together with the percentage of the conditional award converted into a deferred award, for completed measurement periods as computed under the terms of the Plan. The chart below (right) illustrates GKN's TSR compared to the average TSR of the relevant comparator group for such periods.

Period	TSR %	Percentile ranking in comparator group (rank no.1 = 100)[a]	Deferred award conversion %
Jan 1996–Dec 1998	33.19	83	100
Jan 1997–Dec 1999	28.30	76	100
Jan 1998–Dec 2000	16.48	68	86
Jan 1999–Dec 2001[b]	0.67	46	0
Jan 2000–Dec 2002[b]	(14.97)	23	0
Jan 2001–Dec 2003	(13.26)	25	0

(a) For measurement periods ending before or on 31 December 2002, the comparator group was based on the entire FTSE 100 Index. For the subsequent measurement period it was based on the FTSE 100 Index less the telecommunications, media, technology and financial services sectors and comprised 57 companies (including GKN).

(b) Comparative TSR performance for these awards post the Industrial Services demerger in 2001 was based on a bundle of GKN plc and Brambles Industries plc Ordinary Shares.

TOTAL SHAREHOLDER RETURN GKN and FTSE 100 Index 2001-2003


2001
2002
2003
£120
£110
£100
£90
£80
£70
£60
£50
1/8
30/9
31/12
31/3
30/6
30/9
31/12
31/3
30/6
30/9
31/12
GKN TSR
FTSE 100 Index TSR

TOTAL SHAREHOLDER RETURN % GKN and average for LTIP comparator group for completed three-year measurement periods under the GKN LTIP


01-03
(13.26)
(3.15)
00-02
(14.97)
(7.51)
99-01
0.67
3.58
98-00
16.48
10.74
97-99
28.30
16.82
GKN TSR
LTIP Comparator Group TSR

REPORT ON DIRECTORS' REMUNERATION CONTINUED

Directors' remuneration 2003

With the exception of the dates of the executive Directors' service agreements shown in the table below, note (a) to the tables below and note (i) to the tables on page 87, the information set out on pages 86 to 88 represents the auditable disclosures required by Part 3 of Schedule 7A to the Companies Act 1985.

The remuneration of the executive Directors in 2003, excluding pension benefits and long-term incentives, was as follows:

	Date of service agreement	Salary[a] £000	Performance-related £000	Benefits £000	**Total 2003 £000**	Total 2002 £000
K Smith	24.1.03	592	208	16	**816**[b]	605
R J Clowes	14.11.01	337	80	11	**428**[b]	467
R W Etches	24.1.03	270	66	36[c]	**372**[b]	562
I R Griffiths	24.1.03	395	266	17	**678**[b]	759
C J Keating[d]	19.8.02	280	100	18	**398**	219
N M Stein	22.8.01	340	111	11	**462**[b]	728
M Beresford[e]		–	–	–	–	1,231
		2,214	831	109	**3,154**	4,571

The 2003 performance-related payments were triggered by the achievement of a number of operational targets. For all executive Directors, a proportion of such payments was dependent upon the achieved level of GKN's 2003 earnings before tax, goodwill amortisation and impairment and exceptional items. For those Directors with responsibility for business operations, payments were also dependent upon the achieved level of operating profit of their respective portfolio in 2003. Profit performance equal to target would have resulted in payments of 35% of salary. The maximum amount that an individual could receive under the profit element was 90% of salary. In addition, cash flow targets were set for the Group as a whole and, where appropriate, the cash flow performance of the Director's portfolio for each half of the year. A total of 10% of salary was payable on achievement of all cash flow targets, all of which were met in full. Actual total payments to executive Directors under the 2003 short-term variable remuneration scheme varied between 23.2% and 65.9% of year-end salary.

The remuneration of the non-executive Directors in 2003 was as follows:

	Fees £000	Benefits £000	**Total 2003 £000**	Total 2002 £000
Sir David Lees	280	18	**298**	299
Baroness Hogg[f]	41	–	**41**	36
R D Brown	39	–	**39**	38
Sir Ian Gibson[g]	35	–	**35**	20
H C-J Mamsch[h]	3	–	**3**	–
Sir Christopher Meyer[i]	15	–	**15**	–
Dr K H Murmann	35	–	**35**	34
Sir Peter Williams	35	–	**35**	34
Sir John Parker[j]	–	–	–	15
	483	18	**501**	476

Directors' aggregate emoluments for 2003 amounted to £4.2 million (2002 – £5.4 million).

(a) The executive Directors' basic salaries at the end of the year were: Mr K Smith – £609,500; Mr R J Clowes – £343,200; Mr R W Etches – £275,600; Mr I R Griffiths – £404,250; Mr C J Keating – US$468,000; Mr N M Stein – £349,800.

(b) Payments of supplementary allowances to certain executive Directors to assist them towards securing retirement benefits are included in the money-purchase contributions and allowances for pension benefit purposes disclosed in the second table on page 88. The allowances, detailed below, have therefore been excluded from the total remuneration shown in the table above although they are part of the Directors' aggregate emoluments for the purpose of disclosure under the Companies Act 1985:
Mr K Smith – £135,000 (2002 – £45,000);
Mr R J Clowes – £95,000 (2002 – £79,000);
Mr R W Etches – £74,000 (2002 – £70,000);
Mr I R Griffiths – £118,000 (2002 – £103,000);
Mr N M Stein – £97,000 (2002 – £85,000).

(c) Includes discretionary bonus of £20,000.

(d) Appointed 19 August 2002. Mr Keating is paid in US$ – for the purpose of this report his emoluments have been translated at US$1.64/£1.

(e) Retired as Chief Executive 31 December 2002.

(f) Appointed Chairman of the Remuneration Committee May 2002 and Deputy Chairman and Senior Independent Director 1 December 2003.

(g) Appointed 1 June 2002.

(h) Appointed 1 December 2003.

(i) Appointed 1 August 2003.

(j) Retired 16 May 2002.

Options over GKN plc Ordinary Shares granted under the Executive and Save As You Earn (SAYE) share option schemes and held by the executive Directors at 31 December 2003 and 1 January 2003 were as follows:

	Scheme	Exercisable[(a)] From	Exercisable[(a)] To	Shares under option 31 December 2003	Exercise price	2003 Granted	2003 Exercised	2003 Lapsed	Shares under option 1 January 2003
K Smith	Executive	21.9.04	20.9.11	**210,093**	242.75p	–	–	–	210,093
	Executive	15.3.05	14.3.12	**165,584**	308p	–	–	–	165,584
	Executive	19.3.06	18.3.13	**793,468**	163.05p	793,468	–	–	–
	SAYE	–	–	**–**	–	–	–	–	–
R J Clowes	Executive[(b)]	8.4.97	8.4.04	**120,000**	120p	–	–	–	120,000
	Executive[(b)]	6.4.00	6.4.05	**33,600**	132.29p	–	–	–	33,600
	Executive	21.9.04	20.9.11	**169,928**	242.75p	–	–	–	169,928
	Executive	15.3.05	14.3.12	**138,798**	308p	–	–	–	138,798
	Executive	19.3.06	18.3.13	**294,388**	163.05p	294,388	–	–	–
	SAYE	1.2.09	31.7.09	**8,283**	217p	–	–	–	8,283
R W Etches	Executive	21.9.04	20.9.11	**156,952**	242.75p	–	–	–	156,952
	Executive	15.3.05	14.3.12	**123,701**	308p	–	–	–	123,701
	Executive	19.3.06	18.3.13	**204,576**	163.05p	204,576	–	–	–
	Executive[(c)]	19.3.06	18.3.13	**36,693**	174.25p	36,693	–	–	–
	SAYE	1.2.05	31.7.05	**4,377**	217p	–	–	–	4,377
I R Griffiths	Executive[(b)]	6.4.00	6.4.05	**–**	132.29p	–	28,800	–	28,800
	Executive	21.9.04	20.9.11	**197,734**	242.75p	–	–	–	197,734
	Executive	15.3.05	14.3.12	**165,584**	308p	–	–	–	165,584
	Executive	19.5.06	18.5.13	**354,185**	163.05p	354,185	–	–	–
	SAYE	1.7.05	31.12.05	**1,468**	275.41p	–	–	–	1,468
C J Keating	Executive	19.3.06	18.3.13	**225,481**	163.05p	225,481	–	–	–
	Executive[(c)]	19.3.06	18.3.13	**36,693**	174.25p	36,693	–	–	–
	SAYE	–	–	**–**	–	–	–	–	–
N M Stein	Executive[(b)]	6.4.00	6.4.05	**67,200**	132.29p	–	–	–	67,200
	Executive	21.9.04	20.9.11	**169,928**	242.75p	–	–	–	169,928
	Executive	15.3.05	14.3.12	**146,103**	308p	–	–	–	146,103
	Executive	19.3.06	18.3.13	**303,587**	163.05p	303,587	–	–	–
	SAYE	1.7.03	31.12.03	**–**	275.41p	–	–	3,516	3,516
	SAYE	1.12.06	31.5.07	**4,028**	229p	4,028	–	–	–

Details of the options over GKN plc Ordinary Shares exercised by Directors during 2003 are shown below.

	Shares issued on exercise	Date of grant	Exercise price per share	Price on date of exercise[(d)]	Shares retained on exercise
I R Griffiths	28,800[(e)]	28.9.01	132.29p	161p	28,800

(a) Represents the earliest exercise date (assuming satisfaction of relevant performance criteria and personal shareholding requirements) and latest expiry date of options held by the Director during the year.

(b) Non performance-related Executive share option.

(c) This element of the Director's award for the year was granted as a US Incentive Stock Option.

(d) The closing mid-market price per share on date of exercise.

(e) Option originally granted under the GKN Overseas Executive Share Option Scheme 1988 on 6 April 1995 and subsequently adjusted (and regranted on the date shown above) in respect of the Industrial Services demerger in 2001.

(f) The SAYE share option scheme is open to all UK subsidiary employees with six months' service or more. Participants save a regular monthly sum of up to £250 for three years (or five years for options granted prior to 2003) and can use these savings and any bonus payable under the scheme to exercise the options. For options granted prior to 2003, the exercise price was set at the maximum discount permitted by the Finance Act 1989 of 20% below the market price before the start of the savings period. For options granted in 2003 this discount was reduced to 10%.

(g) The closing mid-market price of GKN plc Ordinary Shares on the London Stock Exchange on 31 December 2003 was 267p and the price range during the year was 147.25p to 290.5p.

(h) The aggregate of the total theoretical gains on options exercised by Directors during 2003 amounted to £8,000 (2002 – £9,000). This is calculated by reference to the difference between the closing mid-market price of the shares on the date of exercise and the exercise price of the options, disregarding whether such shares were sold or retained on exercise, and is stated before tax.

(i) At 31 December 2003, the total number of GKN plc Ordinary Shares which had been issued on the exercise of options granted by the Company or were the subject of such options remaining outstanding under the Executive and SAYE share option schemes was 14.8 million and 15.4 million respectively. This represents approximately 2.0% of the issued share capital of the Company at that date in respect of discretionary (i.e. executive) schemes and 4.1% of the issued share capital of the Company at that date in respect of all (i.e. both executive and all-employee) schemes.

REPORT ON DIRECTORS' REMUNERATION CONTINUED

Conditional and deferred rights to GKN plc Ordinary Shares under the GKN Long Term Incentive Plans held by the executive Directors at 31 December 2003 and 1 January 2003, together with awards made and lapsed during the year, were as follows:

	Awards held 31 December 2003		Conditional awards made(a)	Conditional awards lapsed(b)	Awards held 1 January 2003	
	Conditional	Deferred			Conditional	Deferred
K Smith	**398,110**	–	207,750	30,950	221,310	–
R J Clowes	**275,190**	–	115,600	14,850	174,440	–
R W Etches	**237,960**	–	95,750	23,200	165,410	–
I R Griffiths	**324,340**	–	139,100	20,600	205,840	–
C J Keating	**190,659**	–	101,600	–	89,059	–
N M Stein	**280,780**	–	119,200	–	161,580	–

The first table below shows the amount paid as money-purchase contributions (paid only in respect of those Directors who are not members of GKN's defined benefit pension scheme) and supplementary allowances to executive Directors under the Group's pension arrangements. The second table below shows pension amounts for those Directors whose pension arrangements are either wholly or partly of the defined benefit type.

	Money-purchase contributions and allowances for pension benefit purposes	
	2003 £000	2002 £000
K Smith(e)	**237**	138
R J Clowes	**95**	79
R W Etches(e)	**108**	103
I R Griffiths	**119**	103
C J Keating(f)	**38**	13
N M Stein	**97**	85
M Beresford(e)(g)	**–**	218

	Accrued annual pension at 31 December 2003(h) £000	Accrued annual pension at 31 December 2002 £000	Transfer value of accrued annual pension at 31 December 2003 £000	Transfer value of accrued annual pension at 31 December 2002 £000	Change in transfer value in 2003(i) £000	Increase in annual pension in 2003(j) £000	Transfer value at 31 December 2003 of increase in annual pension in 2003 £000
R J Clowes	**40**	36	**556**	473	78	3	**41**
I R Griffiths	**44**	40	**612**	527	85	3	**39**
N M Stein	**30**	26	**321**	264	51	3	**30**

(a) The closing mid-market price on the date of award of the shares comprising the conditional awards made during the year was 182p per share. The measurement period relating to these awards ends on 31 December 2005.

(b) Following the Industrial Services demerger in 2001, these awards were converted into rights to acquire equal numbers of GKN plc and Brambles Industries plc Ordinary Shares.

(c) Since 31 December 2003, the following conditional rights to GKN Ordinary Shares in respect of awards granted in relation to the measurement period 2001 to 2003 have lapsed:
Mr K Smith – 86,960 shares;
Mr R J Clowes – 72,890 shares;
Mr R W Etches – 64,960 shares;
Mr I R Griffiths – 81,840 shares;
Mr N M Stein – 70,330 shares.

(d) During both 2003 and 2002, no conditional rights were converted into deferred awards, no awards vested and no shares were released to Directors.

(e) The difference between the Director's pension cost shown in this table and the supplementary allowance amount disclosed in note (b) on page 86 represents GKN's contribution to the Director's money-purchase pension arrangement.

(f) Appointed 19 August 2002.

(g) Retired 31 December 2002.

(h) The accrued annual pension includes entitlements earned as an employee prior to becoming a Director as well as for qualifying services after becoming a Director.

(i) Change in transfer value over the year less any contributions made by the Director.

(j) Increase over the year in accrued pension in excess of inflation to which the Director would have been entitled on leaving service.

(k) A transfer value represents the present value of accrued benefits. It does not represent an amount of money which the individual is entitled to receive. The change in transfer value over the year reflects the additional pension earned and the effect of changes in stock market conditions during the year. Transfer values have been calculated in accordance with paragraph 1.5 of version 9.0 of Guidance Note 11 prepared by the Institute/Faculty of Actuaries.

Share interests

The beneficial interests of the Directors, including family interests, in GKN plc Ordinary Shares at 31 December 2003 and 1 January 2003 (or, if later, on appointment to the Board) were as follows:

	31 December 2003	1 January 2003
Sir David Lees	**221,236**	206,118
Baroness Hogg	**5,893**	893
K Smith	**88,273**	3,000
R D Brown	**2,018**	2,018
R J Clowes	**61,299**	39,090
R W Etches	**67,097**	28,382
Sir Ian Gibson[(a)]	**10,000**	10,000
I R Griffiths	**103,832**	44,954
C J Keating	**8,313**	–
H C-J Mamsch[(b)]	**–**	–
Sir Christopher Meyer[(c)]	**–**	–
Dr K H Murmann	**255,197**	80,197
N M Stein	**54,044**	6,250
Sir Peter Williams	**10,000**	5,000

The executive Directors (other than Neal Keating), as potential beneficiaries, are deemed to have an interest in the GKN plc Ordinary Shares held from time to time by the discretionary trust established to facilitate the operation of the GKN long-term incentive arrangements. At 31 December 2003 and 27 February 2004 this trust held 1,219,238 GKN plc Ordinary Shares (2002 – 1,219,238 shares).

There were no changes in the Directors' interests in shares or options between 31 December 2003 and 27 February 2004 other than in respect of the lapses of conditional rights to GKN plc Ordinary Shares under the LTIP disclosed on page 88.

The Company's Register of Directors' Interests, which contains full details of the Directors' shareholdings, long-term incentive plan awards and options to subscribe for shares in GKN plc, is available for inspection by shareholders upon request.

On behalf of the Board

Baroness Hogg
Chairman of the Remuneration Committee
27 February 2004

(a) Appointed 1 June 2002.

(b) Appointed 1 December 2003.

(c) Appointed 1 August 2003.

PRINCIPAL SUBSIDIARIES, JOINT VENTURES AND ASSOCIATED COMPANIES
AT 31 DECEMBER 2003

AUTOMOTIVE

Driveline

GKN Driveline Headquarters Ltd
GKN Driveline International GmbH Germany

Sideshafts

Europe

GKN Driveline Birmingham Ltd
GKN Driveline SA France
GKN Driveline Florange SARL France
GKN Driveline Ribemont SARL France
GKN Driveline Deutschland GmbH Germany
GKN Gelenkwellenwerk Kaiserslautern GmbH Germany
GKN Driveline Trier GmbH Germany
GKN Automotive Umformtechnik GmbH Germany
GKN Driveline Bruneck AG Italy
GKN Driveline Firenze SpA Italy
GKN Driveline Polska Sp. z o.o. Poland
GKN Driveline Slovenija d.o.o. Slovenia
GKN Driveline España SA Spain
GKN Driveline Zumaia SA Spain
GKN Driveline Vigo SA Spain
GKN Driveline Legazpi SA Spain
GKN Driveline Lazpiur SL (51%) Spain

Americas

GKN Driveline North America Inc USA
GKN do Brasil Ltda Brazil
GKN Driveline Uruguay SA Uruguay
Transejes Transmisiones Homocinéticas de Colombia SA (49%) Colombia
Velcon SA de CV (49%) Mexico

Asia Pacific

GKN Driveline Singapore Pte Ltd Singapore
Unidrive Pty Ltd (60%) Australia
Shanghai GKN Drive Shaft Company Ltd (40%) China
Jilin GKN Norinco Drive Shaft Company Ltd (50%) China
GKN Driveline (India) Ltd (96.8%) India
GKN Driveline Utsunomiya Ltd Japan
GKN Toyoda Driveshafts Ltd (49%) Japan
GKN Driveline Malaysia Sdn Bhd (68.4%) Malaysia
Univel Transmissions (Pty) Ltd (50%) South Africa
GKN Driveline Korea Ltd South Korea
Taiway Ltd (36.25%) Taiwan
GKN Driveline (Thailand) Ltd Thailand
GKN TOYODA (Thailand) Ltd (49%) Thailand
GKN Driveline TOYODA Manufacturing Ltd (51%) Thailand

Torque Systems Group

GKN Driveline Walsall Ltd
GKN Driveline Deutschland GmbH, Offenbach Germany
GKN Driveline Bruneck AG Italy
GKN Driveline North America Inc, Columbia USA
Viscodrive Japan KK (67.3%) Japan
Tochigi Fuji Sangyo KK (33%) Japan

Aftermarket operations

Companies in Europe

Other companies

Research and Product Development centres in Germany, USA and Japan
GKN Japan Ltd Japan
Export and representation companies in Europe and USA

Powder Metallurgy

Hoeganaes

Hoeganaes Corporation USA
Ancorsteel Powders GmbH Germany
Hoeganaes Europe SA Romania

Sinter Metals

GKN Sinter Metals Ltd
GKN Sinter Metals Inc USA
GKN Sinter Metals-St Thomas Ltd Canada
Premco Machine Ltd Canada
GKN Sinter Metals de Argentina SA Argentina
GKN Sinter Metals Ltda Brazil
GKN Sinter Metals GmbH Germany

GKN Sinter Metals Service GmbH Germany
GKN Sinter Metals GmbH – Bad Brückenau, Bad Langensalza, Bonn and Oberhausen Germany
GKN Sinter Metals GmbH & Co KG Radevormwald Germany
GKN Sinter Metals Filters GmbH Radevormwald Germany
GKN Sinter Metals SpA Italy
GKN Sinter Metals AB, Kolsva Sweden
GKN Sinter Metals Cape Town (Pty) Ltd South Africa
GKN Sinter Metals Ltd India

OffHighway Systems and AutoComponents

OffHighway Systems

GKN OffHighway Systems Ltd
GKN Wheels Nagbøl A/S Denmark
GKN Armstrong Wheels Inc USA
GKN FAD SpA Italy
GKN Geplasmetal SA Spain
GKN Walterscheid Belgium SPRL Belgium
GKN Walterscheid GmbH Germany
GKN Walterscheid Getriebe GmbH Germany
GKN Walterscheid Inc USA
GKN Walterscheid Canada Inc Canada
Matsui-Walterscheid Ltd (40%) Japan
Walterscheid Rohrverbindungstechnik GmbH Germany

AutoComponents

GKN AutoStructures Ltd
GKN Thompson Chassis Ltd
Chassis Systems Ltd (50%)
GKN Sheepbridge Stokes Ltd

Catalytic Converters

Emitec Gesellschaft für Emissionstechnologie mbH (50%) Germany
Emitec Produktion GmbH (50%) Germany
Emitec Inc (50%) USA

AEROSPACE

Aerospace Services

GKN Aerospace Services Ltd
GKN Aerospace Transparency Systems (Kings Norton) Ltd
GKN Aerospace Transparency Systems (Luton) Ltd
GKN Aerospace Transparency Systems Inc USA
GKN Aerospace Transparency Systems do Brasil Ltda Brazil
GKN Aerospace Transparency Systems (Thailand) Ltd Thailand
GKN Aerospace GmbH Germany
ASTECH Engineered Products Inc USA
GKN Aerospace Chem-tronics Inc USA
GKN Aerospace North America Inc USA
GKN Westland Inc USA
GKN Westland Aerospace Inc USA
GKN CEDU Ltd
GKN Aerospace Engineering Services Pty Ltd Australia

AgustaWestland

AgustaWestland NV (50%) Netherlands
and operations in UK and Italy

Other companies

GKN Westland Services Ltd
Aerosystems International Ltd (50%)

CORPORATE

GKN Holdings plc
GKN (United Kingdom) plc
GKN Industries Ltd
Westland Group plc
Ipsley Insurance Ltd Isle of Man
GKN Netherlands BV Netherlands
GKN America Corp USA

The issued share capitals of the 148 companies which at 31 December 2003 comprised the GKN Group are held indirectly by GKN plc through intermediate holding companies which are registered or incorporated in England, Netherlands, USA and Germany. Certain intermediate holding companies do not prepare consolidated accounts.

The percentage of the share capital held by GKN is indicated where companies are not wholly-owned.

The country of incorporation or registration and the principal country in which each company operates is England unless otherwise shown.

Of the Group subsidiary sales of £3,334 million, 96% related to subsidiaries whose accounts are audited by PricewaterhouseCoopers LLP, auditors of the parent company.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF GKN PLC

We have audited the accounts which comprise the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses, the Company's balance sheet, the segmental analysis and the related notes. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the report on Directors' remuneration (the 'auditable part').

Respective responsibilities of Directors and auditors
The Directors' responsibilities for preparing the annual report and the accounts in accordance with applicable United Kingdom law and accounting standards are set out in the statement of Directors' responsibilities on page 73. The Directors are also responsible for preparing the report on Directors' remuneration.

Our responsibility is to audit the accounts and the auditable part of the report on Directors' remuneration in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board and the Listing Rules of the Financial Services Authority. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the accounts give a true and fair view and whether the accounts and the auditable part of the report on Directors' remuneration have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts. The other information comprises only the Directors' report, the unaudited part of the report on Directors' remuneration, the Chairman's statement, the Chief Executive's review, the operating and financial review and the corporate governance statement.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion
We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts and the auditable part of the report on Directors' remuneration. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts and the auditable part of the report on Directors' remuneration are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts.

Opinion
In our opinion:

› the accounts give a true and fair view of the state of affairs of the Company and the Group at 31 December 2003 and of the profit and cash flows of the Group for the year then ended;

› the accounts have been properly prepared in accordance with the Companies Act 1985; and

› those parts of the report on Directors' remuneration required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Birmingham
27 February 2004

SHAREHOLDER INFORMATION

GKN website and share price information
Information on GKN, including this annual report, the latest interim report and the GKN plc share price updated every 20 minutes, is available on GKN's website at www.gknplc.com. The latest share price is also available on the Financial Times Cityline Service: telephone 0906 843 2696. Calls are charged at 60p per minute.

Shareholding enquiries and information
Administrative enquiries relating to shareholdings should be addressed to GKN's Registrar, Lloyds TSB Registrars (see page 95 for contact details). Correspondence should refer to GKN plc and include the shareholder's full name, address and, if available, 8-digit reference number which can be found on GKN plc share certificates.

By visiting Lloyds TSB Registrars' website at www.shareview.co.uk, shareholders can view information on their shareholdings and recent dividends, obtain guidance on transferring shares and receiving shareholder documents electronically (see below), update their personal details (including changing address details) and set up a new dividend mandate or change their existing mandate.

Electronic receipt of documents
Shareholders can elect via the GKN or shareview websites (see page 95) to receive certain shareholder documents (including annual and interim reports and notices of shareholder meetings) electronically rather than by post. If shareholders elect for the electronic option, they will receive a notification by e-mail each time a document is published advising them that it is available for viewing on GKN's website. The e-mail will contain a link to the relevant page on the website, providing shareholders with easy access to the document which can then be read or printed. By electing for this electronic option, shareholders will receive documents more speedily, avoid the possibility of delays in the postal system, save postage costs and help conserve natural resources. When registering for this service, shareholders will need to provide their 8-digit reference number which can be found on GKN plc share certificates.

Financial calendar

Preliminary announcement of results for 2003	1 March 2004
Ordinary Shares quoted ex-dividend	28 April 2004
2003 final dividend record date	30 April 2004
Final date for receipt of DRIP mandate forms (see below)	6 May 2004
Annual General Meeting	20 May 2004
2003 final dividend on Ordinary Shares payable	21 May 2004
DRIP share certificates and share purchase statements despatched	3 June 2004
CREST participant accounts credited with DRIP shares	4 June 2004
Announcement of half-year results for 2004	August 2004
2004 interim dividend on Ordinary Shares payable	September 2004

Annual General Meeting
The Annual General Meeting on Thursday 20 May 2004 will be held at the Institution of Electrical Engineers, Savoy Place, London WC2, commencing at 11.30 a.m. The Notice of Meeting, together with an explanation of the resolutions to be considered at the meeting, is contained in the AGM circular enclosed with this annual report.

Dividend reinvestment plan
Under the dividend reinvestment plan (DRIP), shareholders can mandate to reinvest cash dividends paid on their Ordinary Shares in further GKN plc Ordinary Shares. Shareholders who would like to receive details of the DRIP should contact the Share Dividend Team at Lloyds TSB Registrars or visit the shareview website (see page 95). New DRIP mandates and any withdrawals of existing mandates must be received by Lloyds TSB Registrars by 6 May 2004 to be valid for the 2003 final dividend. Other key dates are given in the financial calendar above.

GKN single company ISA
Lloyds TSB Registrars operate a Single Company ISA in which GKN plc Ordinary Shares can be held in a tax efficient manner. Full details and an application form can be obtained by calling Lloyds TSB Registrars' ISA helpline on 0870 24 24 244 or by

SHAREHOLDER INFORMATION CONTINUED

visiting the shareview website (see page 95). Investors should note that the value of any tax benefit will vary according to individual circumstances and the tax rules relating to ISAs may change in the future. If you are in any doubt you should seek professional advice.

Taxation

Market values of GKN plc Ordinary Shares, 'B' Shares (issued and redeemed under the return of capital in 2000) and Brambles Industries plc Ordinary Shares (issued in connection with the demerger of GKN's Industrial Services businesses in 2001) for Capital Gains Tax (CGT) purposes are as follows:

First day of trading market values[(a)]

	GKN Ordinary Shares	'B' Shares	Brambles Ordinary Shares
30 May 2000[(b)]	914.5p (98.736774%)	11.7p (1.263226%)	–
7 August 2001[(c)]	282.5p (43.943224%)	–	360.375p (56.056776%)

1965/1982 market values

	GKN Ordinary Shares unadjusted for 'B' Shares or demerger[(d)]	GKN Ordinary Shares adjusted for 'B' Shares but not demerger[(e)]	GKN Ordinary Shares adjusted for 'B' Shares and demerger[(e)]	'B' Shares[(e)]	Brambles Ordinary Shares[(e)]
6 April 1965	116.175p	114.707p	50.406p	1.468p	64.301p
31 March 1982	104.870p	103.545p	45.501p	1.325p	58.044p

GKN American Depositary Receipts

GKN has a sponsored Level 1 American Depositary Receipt (ADR) programme for which The Bank of New York acts as Depositary. Each ADR represents one GKN plc Ordinary Share. The ADRs trade in the US over-the-counter (OTC) market under the symbol GKNLY. When dividends are paid to shareholders, the Depositary converts such dividends into US dollars, net of fees and expenses, and distributes the net amount to ADR holders. For enquiries, The Bank of New York can be contacted on +1-800-345-1612 or +1-888-BNY-ADRS (toll-free for US residents only), via their website at www.adrbny.com or by e-mail enquiry to shareowners@bankofny.com.

Unsolicited mail

GKN is obliged by law to make its share register publicly available and as a consequence some shareholders may have received unsolicited mail. If you wish to limit the amount of such mail you should contact the Mailing Preference Service whose address is DMA House, 70 Margaret Street, London W1W 8SS. Alternatively they may be contacted by telephone on 020 7291 3310, via their website at www.mpsonline.org.uk or by e-mail enquiry to mps@dma.org.uk.

Shareholder analysis

Holdings of Ordinary Shares at 31 December 2003:

	Shareholders		Shares	
	Number	%	Number (million)	%
Holdings				
1–500	11,312	31.4	2.7	0.4
501–1,000	7,618	21.1	5.8	0.8
1,001–5,000	14,144	39.3	31.8	4.3
5,001–50,000	2,330	6.5	26.5	3.6
50,001–100,000	160	0.4	11.5	1.6
100,001–500,000	276	0.8	70.2	9.5
500,001–1,000,000	79	0.2	57.6	7.8
above 1,000,000	114	0.3	528.0	72.0
	36,033	100	734.1	100
Shareholder type				
Individuals	27,245	75.6	40.9	5.6
Institutions	5,602	15.6	678.0	92.3
Other corporates	3,186	8.8	15.2	2.1
	36,033	100	734.1	100

(a) The stated market values are used to allocate the base cost of GKN Ordinary Shares, on the basis of the relative percentages specified, between GKN Ordinary Shares and 'B' Shares and between GKN Ordinary Shares and Brambles Ordinary Shares in calculating any CGT liability under the 'B' Share return of capital and the Industrial Services businesses demerger arrangements. Worked examples and guides to the general tax position of United Kingdom shareholders under these arrangements are given in the circulars dated 20 April 2000 and 22 June 2001 respectively, copies of which are available on request from GKN's Corporate Centre (see page 95).

(b) Being the first day of trading of the 'B' Shares.

(c) Being the first day of trading of the Brambles Ordinary Shares. From this date, the market price of GKN Ordinary Shares reduced to reflect the value of the businesses demerged into the Brambles Group.

(d) Adjusted for subsequent rights and capitalisation issues (prior to the issue of 'B' Shares on 30 May 2000) and the two for one GKN Ordinary Share split in May 1998.

(e) If the GKN Ordinary Shares in respect of which the 'B' Shares/Brambles Ordinary Shares were issued were held by you on 6 April 1965 or 31 March 1982, you will be deemed to have also held the 'B' Shares/Brambles Ordinary Shares on such date. In such cases, the 1965/1982 market values (adjusted as described in note (d)) are apportioned between GKN Ordinary Shares and 'B' Shares and, if you also received Brambles Ordinary Shares, between GKN Ordinary Shares and Brambles Ordinary Shares using the relative percentages specified above in respect of the first day of trading market values. The apportioned market values are shown in the table.

CONTACT DETAILS

Corporate Centre
PO Box 55
Ipsley House
Ipsley Church Lane
Redditch
Worcestershire B98 0TL
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Website: www.gknplc.com
Registered in England No. 4191106

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(+44 121 415 7039 from outside UK)
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This annual report is available on the GKN website.

SUBJECT INDEX

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THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.
If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser, duly authorised under the Financial Services and Markets Act 2000, immediately.

If you have sold or transferred all your Ordinary Shares in GKN plc, please send this document, together with the enclosed form of proxy, to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale was effected for transmission to the purchaser or transferee.

04 APR -5 AM 7:21

GKN plc

Annual General Meeting
20 May 2004

To be valid, proxy appointments for the annual general meeting must be received not later than 11.30 a.m. on Tuesday, 18 May 2004 (see page 14 for instructions).

GKN PLC

GKN PLC

GKN plc
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL,
England
T +44 (0)1527 517715 F +44 (0)1527 517700

29 March 2004

Dear Shareholder,

2004 Annual General Meeting

The notice convening the annual general meeting of GKN plc, which this year will be held at the Institution of Electrical Engineers, Savoy Place, London WC2 at 11.30 a.m. on Thursday, 20 May 2004, is set out on pages 3 and 4.

Much of the business of the meeting will be familiar to shareholders, but there are a number of items to which I would like to draw your attention. Full details of these, as well as all the other resolutions to be proposed, are set out in Appendix 1 to this letter.

Re-election of Directors

The Explanatory Notes at Appendix 1 contain biographical notes on the Directors standing for re-election. In relation to the non-executive Directors standing for re-election, we have also given an explanation of why the Board believes that they should be re-elected. This information is provided in accordance with the new Combined Code on Corporate Governance.

I have no hesitation in recommending to shareholders the re-elections of Roy Brown, Ian Griffiths, Helmut Mamsch and Sir Christopher Meyer.

Purchase of Ordinary Shares

In common with many other companies, GKN annually seeks a limited authority from shareholders to purchase its own Ordinary Shares. Shareholders should be aware that, following the introduction of new legislation in December 2003, shares purchased by the Company can now be held in treasury rather than being cancelled immediately, for future resale in the market, for use in connection with employee share schemes or for cancellation at a later date.

Amendment to the articles of association – treasury shares

A technical amendment to the Company's articles of association is necessary to make it clear that a sale of shares which are held as treasury shares can be made on a non pre-emptive basis (that is, other than to existing shareholders in proportion to their shareholdings) to the limited extent set out in Article 8(C) of the Company's articles of association.

GKN plc is registered in England No. 4191106
Registered office: PO Box 55, Ipsley House, Ipsley Church Lane
Redditch, Worcestershire B98 0TL, England

EXPECT MORE

Long-term incentive arrangements

Following a detailed review of executive reward packages throughout our global operations, which was carried out with the assistance of external advisers, GKN's Remuneration Committee recommended that certain changes be made to the Group's long-term incentive arrangements for senior executives. The substantive differences between the proposed new Long Term Incentive Plan (LTIP) and Executive Share Option Scheme (ESOS) and the existing LTIP and ESOS are summarised in the Explanatory Notes at Appendix 1 to this letter. A summary of the principal terms of the new LTIP and ESOS is contained in Appendix 2.

The Board believes that the proposed new incentive schemes, upon which major shareholders, the Association of British Insurers and the National Association of Pension Funds have been consulted, will help to re-align GKN's incentive arrangements with current market practice.

Action to be taken

You are requested to complete the enclosed form of proxy and return it in accordance with the instructions set out on the form so as to be received by Lloyds TSB Registrars not later than 11.30 a.m. on Tuesday, 18 May 2004. You may, if you prefer, submit your proxy appointment electronically either via the internet or, if you are a CREST member, through the CREST system – please refer to the notes on page 14 for details. The appointment of a proxy will not prevent you from attending and voting in person at the annual general meeting.

Yours faithfully,

Sir David Lees
Chairman

EXPECT>MORE

Notice of Annual General Meeting

Notice is hereby given that the annual general meeting of GKN plc will be held at the Institution of Electrical Engineers, Savoy Place, London WC2R 0BL on Thursday, 20 May 2004 at 11.30 a.m. for the purpose of dealing with the following business:

ORDINARY BUSINESS

1 To approve and adopt the report of the Directors and the audited statement of accounts for the year ended 31 December 2003.

2 To declare a final dividend of 7.8p per 50p Ordinary Share for the year ended 31 December 2003 payable to shareholders on the register of members at the close of business on 30 April 2004.

3 To re-elect as a Director Mr R D Brown.

4 To re-elect as a Director Mr I R Griffiths.

5 To re-elect as a Director Mr H C-J Mamsch.

6 To re-elect as a Director Sir Christopher Meyer.

7 To reappoint as Auditors PricewaterhouseCoopers LLP.

8 To authorise the Directors to fix the remuneration of the Auditors.

SPECIAL BUSINESS

To consider and, if thought fit, pass the following resolutions:

Ordinary Resolution

9 That the Report on Directors' Remuneration set out on pages 80 to 89 of the report and accounts for the year ended 31 December 2003 be and is hereby approved.

Special Resolution

10 That, subject to and in accordance with the provisions of Article 6(B) of the Company's Articles of Association and the Companies Act 1985 (the 'Act'), the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Act) of Ordinary Shares of 50p each in the capital of the Company ('Ordinary Shares') provided that:

(i) the maximum aggregate number of Ordinary Shares hereby authorised to be purchased is 73,411,339;

(ii) the maximum price which may be paid for an Ordinary Share purchased pursuant to this authority is an amount equal to 105% of the average of the middle market quotations of an Ordinary Share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which that share is purchased and the minimum price which may be paid is 50p per Ordinary Share (in each case exclusive of expenses payable by the Company); and

(iii) the authority hereby conferred shall (unless renewed prior to such date) expire at the conclusion of the next annual general meeting of the Company or on 20 August 2005, whichever is earlier, provided that the Company may make a purchase of any Ordinary Shares after the expiry of this authority if the contract for purchase was entered into before such expiry.

Special Resolution

11 That the Articles of Association of the Company be amended by the insertion of the following paragraph at the end of Article 8(C):

"The general power conferred on the Board by this Article 8(C) shall also apply to the sale of treasury shares, which is an allotment of equity securities by virtue of Section 94(3A) of the Act, on the basis that a sale of treasury shares would not be made pursuant to the authority conferred by Article 8(B) but would be made pursuant to the authority granted by the Statutes. The provisions of the previous sentence shall not, for the purposes of determining the first period, constitute a renewal or substitution of the power conferred by Article 8(C)"

Ordinary Resolutions

12 That the establishment of the GKN Long Term Incentive Plan 2004, the main features of which are summarised in Appendix 2 to the Chairman's letter to shareholders dated 29 March 2004, be and is hereby approved.

13 That the establishment of the GKN Executive Share Option Scheme 2004, the main features of which are summarised in Appendix 2 to the Chairman's letter to shareholders dated 29 March 2004, be and is hereby approved.

14 That the establishment by the Directors of future schemes for the benefit of employees outside the United Kingdom based on the GKN Long Term Incentive Plan 2004 or the GKN Executive Share Option Scheme 2004, modified to the extent necessary or desirable to take account of non-United Kingdom tax, securities and exchange control laws and regulations, be and is hereby approved, provided that such schemes must operate within the limits on individual or overall participation summarised in Appendix 2 to the Chairman's letter to shareholders dated 29 March 2004.

By order of the Board

G Denham
Secretary
29 March 2004

GKN plc is registered in England No. 4191106
Registered office: PO Box 55, Ipsley House, Ipsley Church Lane
Redditch, Worcestershire B98 0TL, England

APPENDIX 1

Explanatory Notes

Approval of the Report & Accounts (Resolution 1)

Shareholders will have received with this circular the Report & Accounts for the year ended 31 December 2003. Copies will also be available at the annual general meeting.

Dividend declaration (Resolution 2)

Shareholders are being asked to declare a final dividend of 7.8p per Ordinary Share payable on 21 May 2004 to members on the register on 30 April 2004.

The Dividend Reinvestment Plan ('DRIP') will operate in respect of the 2003 final dividend. Details are set out on page 93 of the accompanying Report & Accounts.

Re-election of Directors (Resolutions 3 to 6)

In accordance with the new Combined Code on Corporate Governance, biographical details of Directors standing for re-election and, in respect of the non-executive Directors, the reasons why the Board believes that they should be re-elected, are as follows:

Roy Brown (Age 57) ***Non-executive Director and Chairman Designate***

Appointed in 1996. Non-executive Chairman of Thus plc, non-executive Deputy Chairman of HMV Group plc and non-executive Director of Brambles Industries plc, Brambles Industries Limited (Australia), The British United Provident Association Ltd (BUPA) and the Franchise Board of Lloyd's of London. Former executive Director of Unilever plc and Unilever NV. Fellow of the Institution of Mechanical Engineers and Fellow of the Institution of Electrical Engineers. Degree (BSc) in Mechanical Engineering from University College London and MBA from Harvard University.

Roy Brown has extensive knowledge of the Company, its markets and its people having been an independent non-executive Director for eight years. He brings to the Board substantial international commercial knowledge and experience.

As referred to in the Annual Report, in 2003 the Board appointed Roy Brown as Chairman Designate to succeed Sir David Lees with effect from the conclusion of the 2004 annual general meeting. In appointing him as successor to the Chairman, a rigorous evaluation was carried out by a panel comprising certain members of the Nominations Committee (other than the current Chairman). The panel unanimously recommended to the Board his appointment as Chairman.

Acknowledging his other current commitments, the Board is satisfied that he has sufficient time to devote to the role of Chairman of GKN.

Ian Griffiths (Age 53) ***Managing Director GKN Driveline***

Joined GKN in 1975. Appointed Chief Executive GKN Driveline in November 2000 and to the Board in January 2001. Responsible for the Group's worldwide operations manufacturing driveline components and systems. Has been a member of the senior driveline management team since 1990 during which time has been responsible for operations in the US and for global marketing and engineering. Non-executive Director of Ultra Electronics Holdings plc. Degree (BSc) in Mechanical, Electrical and Production Engineering from Coventry University.

Helmut Mamsch (Age 59) ***Non-executive Director***

Appointed 1 December 2003. Non-executive Deputy Chairman of LogicaCMG plc and non-executive Director of RMC Group plc and Sappi Limited. Member of Supervisory Board of K&S Aktiëngesellschaft and Readymix AG. Former Management Board member of VEBA AG (now E.ON AG). Degree in Economics.

Helmut Mamsch has considerable experience of important European markets and also brings to the Board valuable experience as a non-executive Director of other UK and overseas listed companies. His appointment was subject to a recruitment process led by the Nominations Committee, assisted by external executive search consultants. The process included an assessment of the time commitment expected and confirmation from Helmut Mamsch that he could meet this commitment.

Sir Christopher Meyer, KCMG (Age 60) ***Non-executive Director***

Appointed 1 August 2003. Chairman of the Press Complaints Commission and non-executive Director of The Sanctuary Group plc. Former British Ambassador to the United States and Germany. He also served in the British Diplomatic Service in Russia, Spain and the UK representative office to the European Community, Brussels. Former Prime Minister's Chief Press Secretary. Degree (MA) in History from Cambridge University.

Sir Christopher Meyer's wide-ranging experience in the British Diplomatic Service provides significant expertise to the Board, particularly in relation to North America which is a region of increasing importance to GKN. His appointment was subject to a recruitment process led by the Nominations Committee, assisted by external executive search consultants. The process included an assessment of the time commitment expected and confirmation from Sir Christopher that he could meet this commitment.

Auditors (Resolutions 7 & 8)

At the annual general meeting in May 2003 shareholders reappointed PricewaterhouseCoopers LLP as auditors of the Company to hold office until the end of the forthcoming annual general meeting. Resolutions are proposed to reappoint PricewaterhouseCoopers LLP as auditors and to authorise the Directors to fix their remuneration for the ensuing year.

Approval of the report on Directors' remuneration (Resolution 9)

Under the Directors' Remuneration Report Regulations 2002, listed companies are required to put a resolution to approve the report on Directors' remuneration before the Company in general meeting. The report for 2003 is set out on pages 80 to 89 of the Report & Accounts.

Authority to purchase Ordinary Shares (Resolution 10)

At last year's annual general meeting, the Company was authorised, in accordance with its articles of association and within institutional shareholder guidelines, to purchase its own Ordinary Shares. No such purchases were made. Resolution 10 seeks authority to make market purchases of up to approximately 73.4 million GKN Ordinary Shares (being 10% of the issued share capital at 31 December 2003) and specifies the maximum and minimum prices for the shares. This authority will expire no later than 15 months after the date of the annual general meeting.

The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 (the 'Regulations') came into force in December 2003. The Regulations amended the Companies Act 1985 to permit shares in its own share capital purchased by a company out of distributable profits to be held as treasury shares rather than being cancelled immediately. The amount of shares which may be held as treasury shares is limited to shares having an aggregate nominal value of up to 10% of the nominal value of the relevant class of share.

Authority to purchase Ordinary Shares (continued)

If the Directors exercise the authority conferred by Resolution 10, the Company will have the choice of holding those shares in treasury or cancelling them. In accordance with the Regulations, shares held in treasury may be sold by the Company for cash (such sales would be subject to the rights of pre-emption conferred by the Companies Act 1985 except to the extent those pre-emption rights are disapplied by the Company's articles of association or a special resolution), transferred for the purposes of, or pursuant to, the terms of an employee share scheme or cancelled at some point in the future.

The Directors have no present intention to exercise the authority to purchase its own shares and would do so only after taking account of the overall financial position of the Company and in circumstances where so doing would be regarded by the Board as being in the best interests of shareholders and result in an increase in earnings per share. In circumstances in which treasury shares are used in connection with employee share schemes, such use would be within the limits on dilution contained in institutional shareholder guidelines.

The total number of GKN Ordinary Shares the subject of options granted under the Executive and SAYE share option schemes and outstanding at 4 March 2004 was approximately 34.7 million, representing 4.7% of the issued share capital of the Company at that date. If the authority to purchase the Company's shares under resolution 10 was exercised in full, such options outstanding at 4 March 2004 would, assuming no further GKN Ordinary Shares are issued after that date, represent 5.2% of the issued share capital (excluding any shares held in treasury).

Amendment to the articles of association – treasury shares (Resolution 11)

Article 8(C) of the articles of association provides for non pre-emptive allotments of equity securities to deal with fractional entitlements and legal or practical problems in any territory and for non pre-emptive allotments of equity securities for cash up to an aggregate nominal amount of 5% of the issued share capital of the Company. An amendment is proposed to that article following the introduction of the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 so it is clear that the power for the Directors to allot equity securities otherwise than in accordance with pre-emption rights also applies where the equity securities concerned are shares acquired by the Company in itself and which are held as treasury shares.

Proposed changes to long-term incentive arrangements (Resolutions 12 to 14)

It is proposed to make changes to the existing long-term incentive arrangements for executive Directors and senior executives of the Group. Two new schemes are proposed: the GKN Long Term Incentive Plan 2004 and the GKN Executive Share Option Scheme 2004. The principal differences between these and the existing schemes (the Directors and Senior Executive Long Term Incentive Plan 2001 and the GKN Executive Share Option Scheme 2001), under which no further awards will be made after the new schemes have been approved, are set out below.

Long Term Incentive Plan (LTIP)

Performance condition

Relative Total Shareholder Return (TSR) will remain the performance criterion but it is intended that the TSR comparator group will be a tailored peer group comprising automotive and aerospace companies weighted to reflect the composition and geographical spread of the GKN Group. This new comparator group will consist for the initial grant of some 37 major global companies from the UK, continental Europe, the US and Asia representing our major competitors and customers worldwide. It is considered that this is a more meaningful comparator group than that used under the current LTIP (which comprises the FTSE 100 excluding companies in the telecommunications, media, technology and financial services sectors).

Deferment period

The measurement period will remain at three years, with shares that have vested capable of release in year 4 for senior executives (after the end of the three-year measurement period) and in year 5 for executive Directors (currently years 5 and 6 respectively).

Vesting levels
As is currently the case there will be no vesting below the 50th TSR percentile. There will be a 30% vesting (currently 50%) at 50th percentile rising on a straight-line basis to 100% vesting at the 75th percentile and above.

Dividends
To the extent that shares vest at the end of the measurement period a cash amount, equivalent to the dividends that would have been paid from the beginning of year 3 on the vested shares, will be paid to participants when the shares are released. No dividends currently accrue on either vested or unvested shares.

Executive Share Option Scheme (ESOS)

Performance condition
The performance condition, currently based on earnings per share (EPS) growth, will be relative TSR performance over a three-year measurement period. It is intended that the TSR comparator group will comprise the companies within the FTSE 350 Index.

The requirement for all publicly quoted companies within the EU to report under International Financial Reporting Standards (IFRS) for accounting periods ending after 1 January 2005 is likely to introduce far greater levels of volatility into reported earnings figures making short-term comparisons difficult. Whilst it may be possible to make adjustments to reported EPS to remove volatility, this is likely to detract from transparency. It is therefore considered appropriate and timely to move away from an EPS based performance criterion to a relative TSR performance criterion which tracks a broadly based index.

The provisions of the ESOS will be brought into line with the LTIP in requiring that, notwithstanding GKN's TSR performance, the Remuneration Committee must be satisfied that the vesting of an option is justified by the underlying performance of the Group during the measurement period.

Vesting levels
There will be a 50% vesting at the 50th TSR percentile rising on a straight-line basis to 100% vesting at the 75th percentile and above.

Retesting
Compared with three retests under the current scheme (after years 4, 5 and 6), there will be no retesting of performance after the end of the measurement period.

LTIP and ESOS

The combined maximum long-term incentive award opportunity under both schemes for executive Directors for awards in any financial year will remain, in line with current practice, at 250% of basic salary. However, within this overall amount, the maximum award under the LTIP which can be made in any financial year will be increased from 100% to 150% of salary. As is currently the case, a higher overall percentage may be applied where necessary specifically to recruit or retain an individual.

Resolution 14 will give authority to the Directors to establish schemes comparable to the LTIP and ESOS for employees working outside the UK. This is desirable to enable the Directors to take account of tax, exchange control or securities regulations in countries outside the UK. The limits on individual and overall participation in the rules of the new LTIP and new ESOS will also apply to any comparable schemes.

Copies of the rules of each of the new LTIP and ESOS will be available for inspection as set out in Appendix 2.

APPENDIX 2

The GKN Long Term Incentive Plan 2004 (the 'Plan')

Set out below is a summary of the rules of the Plan proposed to be adopted by GKN.

Eligibility
An award may be granted in each financial year to senior executives of GKN (including executive Directors) and its subsidiary companies under which such executives will have the right, after satisfaction of a performance condition, a shareholding requirement and the passage of time, to receive GKN Ordinary Shares.

Grant of awards
No awards may be made during any period in which Directors or senior executives are prohibited from dealing in GKN shares under the GKN House Rules on Share Dealings or by the Listing Rules of the UK Listing Authority. No awards may be granted more than 10 years after the adoption of the Plan. Awards are personal to participants and may not be transferred except on death. Awards are not pensionable.

Awards may be made in several forms, as determined by the Remuneration Committee at the date of grant in the light of accounting and tax consequences. These include: (a) a contingent right to acquire shares at no cost (b) a nil price option (c) a gift of shares forfeitable in the event that specified conditions are not met (d) such other form as has substantially the same economic effect.

Individual limit
The initial value of an award granted in any one financial year will be limited to a maximum of 150% of the participant's basic salary. The number of shares which are the subject of the award will be calculated by dividing the value of the award by the average price of GKN Ordinary Shares on the London Stock Exchange over the preceding financial year.

It is the intention that the percentage of salary on which an award is based should vary according to the grade of the executive to whom the award is made.

Performance condition
The proportion of the award, if any, that an executive will ultimately receive, will depend upon GKN's performance during a three-year period commencing at the beginning of the financial year in which the award is made (the 'measurement period'), and on a shareholding requirement.

Performance will be measured by comparing the Total Shareholder Return ('TSR') achieved by GKN with that of other companies chosen each year by the Remuneration Committee. It is intended for the initial grant that the comparator group should comprise 37 automotive and aerospace peer companies from the UK, continental Europe, the US and Asia.

No shares will vest if GKN's TSR performance is below the 50th percentile. At 50th percentile, 30% of the shares that are the subject of the award will vest rising on a straight-line basis to 100% vesting at the 75th percentile and above. Notwithstanding GKN's relative TSR performance, shares will only become eligible for release to the extent that the Remuneration Committee is satisfied that this is justified by the underlying financial performance of the GKN Group over the measurement period, and if a shareholding requirement is satisfied.

Shareholding requirement
A shareholding requirement must be satisfied on the third anniversary of the grant of an award. This requirement will be set by the Remuneration Committee before the grant of an award. Each executive Director must satisfy the shareholding requirement in accordance with the policy adopted by the Remuneration Committee, details of which are set out on pages 84 and 85 of the 2003 annual report. No changes to this policy are currently proposed.

Timing of release
Except in the case of early release (see below), any shares which become eligible for release will be held, in the case of executive Directors, for a further year. During this deferment period the Director will have no legal or beneficial interest in the shares. Although the rules provide that instead of shares an equivalent value in cash may be transferred to the participant, in the case of executive Directors the release will always be in the form of shares.

Entitlement to dividends
To the extent that an award vests at the end of the measurement period a cash amount, equivalent to the dividends that would have been paid from the beginning of year 3 on the shares eligible for release, will be paid to participants when the shares are released.

Early release
The shares may be released during any applicable deferral period if the participant's service with GKN ceases at any time after the first year of the measurement period through illness, injury, redundancy, retirement or dismissal (for reasons other than dishonesty or misconduct) or in the event that GKN's interest in the company of which the participant is an employee is sold. In determining the value of the benefit to be released in these circumstances, the Remuneration Committee will take into account the length of time that the participant was employed during the measurement period as well as the level of achievement of the performance conditions under the Plan. If a participant's employment ceases at any time after the first year of the measurement period through death or permanent disability, the shares may be released immediately subject to the level of achievement of the performance conditions at that time. If a participant's employment ceases during the first year of the measurement period, the award shall immediately lapse.

In addition, in the event of a takeover, reconstruction or winding-up of GKN, shares may be released early. In determining the value of the benefit to be released in these circumstances, the Remuneration Committee will normally take into account the length of time between the start of the measurement period and the triggering event, as well as the level of performance up to the date of the triggering event.

Forfeiture
In principle, a participant who leaves GKN's service of his own volition before the release date will forfeit any award to which he would otherwise have been entitled.

Prohibition on release
Awards will not be released at times during the year when dealings in the Company's shares by its executive Directors and senior executives are prohibited by the GKN House Rules on Share Dealings or by the Listing Rules of the UK Listing Authority.

Variation of capital
In the event of a variation of share capital, the Remuneration Committee may make such adjustments to the number of shares the subject of an award as it considers appropriate.

Overall limits
The Plan contains the following limits on the issue of GKN shares:

(i) the number of GKN shares that may be issued under the Plan in any 10-year period, or on the exercise of options granted in that 10-year period under any GKN executive share option scheme, may not exceed such number of GKN shares as represents five per cent of the GKN Ordinary Shares in issue; and

(ii) the number of GKN shares that may be issued under the Plan in any 10-year period, or that may be issued on the exercise of options granted in that 10-year period under all GKN's employee share schemes, may not exceed such number of GKN shares as represents 10 per cent of the GKN Ordinary Shares in issue.

The GKN Long Term Incentive Plan 2004 (the 'Plan') (continued)

Shares may be transferred out of treasury to satisfy awards under the Plan, but any shares so transferred will be treated as issued for the purposes of the limits in (i) and (ii) above. The Plan may also operate in conjunction with an employee benefit trust but such trust will not hold shares which total five per cent or more of the issued ordinary share capital of GKN from time to time.

Amendment
The Remuneration Committee has the right to amend the rules of the Plan. The prior approval of the Company in general meeting must be obtained in the case of any amendment to the advantage of participants which is made to the provisions relating to eligibility, limits, variations of capital, the maximum entitlement for any one participant and the basis for determining a participant's entitlement to shares. However, any minor amendment to benefit the administration of the Plan or to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants, any member of the GKN Group or the trustees, may be made without prior approval of the Company in general meeting. Any amendment that is to the disadvantage of participants requires the consent of a majority of them.

The GKN Executive Share Option Scheme 2004 (the 'ESOS')

Set out below is a summary of the rules of the ESOS proposed to be adopted by GKN. The ESOS is divided into two parts; Part A which has been designed for approval by the Inland Revenue and Part B which is not intended to be so approved.

Eligibility
A person is eligible to be granted an option under the ESOS if he or she is an employee (including an executive Director) of GKN or any of its subsidiaries (and in the case of an executive Director to be granted an option under Part A, is also required to devote not less than 25 hours per week to the performance of his or her duties of employment). Employees who are due to retire under their contract within 12 months of the date of grant are not eligible.

Grant of options
Options may normally only be granted in the six weeks beginning with the date on which the ESOS is approved and adopted by the Company (or in the case of options under Part A, in the six weeks following the date on which Part A of the ESOS is approved by the Inland Revenue) and thereafter in the six-week period following the announcement by GKN of its results for any period. Options may be granted outside these periods in exceptional circumstances. Subject to shareholder approval of the ESOS it is proposed that the first grant will be made in 2004. No options may be granted more than 10 years after the date of adoption of the ESOS. Options are personal to participants and may not be transferred except on death. Options are not pensionable.

Individual limits
It is intended to make an annual grant of options to participants. The Remuneration Committee will decide the level of awards in each year. The aggregate market value of shares which any person may acquire upon exercise of options granted under Part A of the ESOS may not, in aggregate with other outstanding Inland Revenue-approved discretionary options, exceed £30,000.

Exercise price
The price payable for each GKN Ordinary Share under option will be determined by the Remuneration Committee before the grant of the option, provided that it shall not be less than the market value for such a share at the time the option is granted.

US executives
The Remuneration Committee may grant incentive stock options under the ESOS to executives in the US that qualify for favourable tax treatment in the US.

Exercise of options
An option will normally be exercisable between three and 10 years following its grant provided that first a specified performance condition, secondly an underlying financial performance test and thirdly a shareholding requirement have been satisfied.

Performance condition
The performance condition will be based on the relative Total Shareholder Return ('TSR') performance of GKN against the TSR performance of a comparator group comprising the companies within the FTSE 350 Index measured over a three-year period. No shares will be capable of exercise if GKN's TSR is below the 50th percentile. At the 50th percentile 50% of the shares under option will be capable of exercise rising on a straight-line basis to 100% vesting at the 75th percentile and above. Notwithstanding GKN's relative TSR performance, shares will only be capable of exercise to the extent that the Remuneration Committee is satisfied that this is justified by the underlying financial performance of the GKN Group over the measurement period. (This requirement may not apply to options granted under Part A.)

Shareholding requirement
A shareholding requirement must be satisfied on the third anniversary of the date of grant. The shareholding requirement will be set by the Remuneration Committee before an option is granted. Each executive Director must satisfy the shareholding requirement in accordance with the policy adopted by the Remuneration Committee, details of which are set out on pages 84 and 85 of the 2003 annual report. No changes to this policy are currently proposed.

Early exercise
Early exercise of options is permitted if a participant ceases to be employed by reason of death or permanent disability after the first year of the measurement period. If a participant ceases to be employed after the first year of the measurement period through illness, injury, redundancy, retirement or dismissal (for reasons other than dishonesty or misconduct) or in the event that GKN's interest in the company of which the participant is an employee is sold, the option can be exercised from the third anniversary of the date of grant subject to satisfaction of the performance conditions and taking into account the length of time the participant was employed during the measurement period. If a participant's employment ceases during the first year of the measurement period, the option shall immediately lapse.

In the event of a takeover, reconstruction or winding-up of GKN, early exercise is only permitted with the consent of the Remuneration Committee which, in determining the extent to which exercise is permitted, will normally take into account the length of time between the start of the measurement period and the triggering event, as well as the level of performance up to the date of the triggering event.

Cash alternative
Where an option has been exercised under Part B, the Remuneration Committee may elect, instead of issuing or procuring the transfer of shares, to pay cash to the executive concerned. The amount to be paid (subject to deduction of tax or similar liabilities) shall be equal to the amount by which the market value of the shares subject to the option on the day before the option was exercised exceeds the exercise price.

Variation of capital
In the event of any increase or variation of share capital, the Remuneration Committee may make such adjustments as it considers appropriate to the number of shares under option and the price at which they may be acquired. Adjustments to the terms of options granted under Part A must be approved by the Inland Revenue.

The GKN Executive Share Option Scheme 2004 (the 'ESOS')(continued)

Overall limits

The ESOS contains the following limits:

(i) the number of GKN shares which may be issued on the exercise of options granted under the ESOS or any other GKN executive share option scheme in any 10-year period, or may be issued under the Plan in that 10-year period, may not exceed such number of GKN shares as represents five per cent of the GKN Ordinary Shares in issue on the date of the grant of options; and

(ii) the number of GKN shares which may be issued on the exercise of options granted under all GKN's employee share schemes (or issued otherwise than on exercise of options) in any 10-year period may not exceed such number of GKN shares as represents 10 per cent of the GKN Ordinary Shares in issue on the date of grant of the options.

Shares may be transferred out of treasury to satisfy options granted under ESOS but any shares so transferred will be treated as issued for the purposes of the limits in (i) and (ii) above. The ESOS may also operate in conjunction with an employee benefit trust but such trust will not hold shares which total five per cent or more of the issued ordinary share capital of GKN from time to time.

Alterations

The ESOS may at any time be altered by the Remuneration Committee. The prior approval of the Company in general meeting must be obtained in the case of any amendment to the advantage of participants which is made to the provisions relating to eligibility, limits, variations of capital and the basis for determining a participant's entitlement to shares. However, any minor amendment to benefit the administration of the ESOS or to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for optionholders or any member of the GKN Group, may be made without prior approval of the Company in general meeting. Any amendment that is to the disadvantage of optionholders requires the consent of a majority of them. The consent of the Inland Revenue is required in respect of amendments made to key features of Part A of the ESOS.

Note: The above summary of the rules of the Plan and the ESOS does not form part of them and should not be taken as affecting the interpretation of the detailed terms and conditions constituting the rules. Copies of the draft rules are available for inspection at the offices of Clifford Chance LLP, 10 Upper Bank Street, London, E14 5JJ and will also be available for inspection at the annual general meeting for at least 15 minutes before, and during, the meeting. The Directors reserve the right up to the time of the annual general meeting to make such amendments to the rules as they may consider necessary or desirable provided that such amendments do not conflict in any material respect with the summary set out above.

NOTES

Entitlement to attend and vote

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, to be entitled to attend and vote at the annual general meeting (and for the purpose of determining the number of votes they may cast), shareholders must be entered on the Company's register of members at 6.00 p.m. on Tuesday, 18 May 2004.

Appointment of proxies

A shareholder entitled to attend and vote at the annual general meeting, including any adjournment(s) thereof, may appoint one or more proxies to attend and, on a poll, to vote in his or her place. A proxy need not be a shareholder. Shareholders who have not elected to receive shareholder documents electronically have been sent a form of proxy containing notes on completion and use. Shareholders who would prefer to register the appointment of their proxy electronically via the internet can do so through Lloyds TSB Registrars' website at www.sharevote.co.uk using their personal Authentication Reference Number (this is the series of 24 numbers printed under the shareholder's name on the form). Alternatively, shareholders who have already registered with Lloyds TSB Registrars' online portfolio service Shareview can appoint their proxy electronically by logging on to their portfolio at www.shareview.co.uk and clicking on 'Company Meetings'. Full details and instructions on these electronic proxy facilities are given on the websites.

To be effective, the form of proxy (or electronic appointment of a proxy) must be received by Lloyds TSB Registrars not less than 48 hours before the time of the meeting, ie not later than 11.30 a.m. on Tuesday, 18 May 2004. The appointment of a proxy will not prevent a shareholder from attending and voting in person at the annual general meeting.

Appointment of proxies through CREST

CREST members who wish to appoint a proxy or proxies for the annual general meeting, including any adjournment(s) thereof, through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s) who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given for a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by Lloyds TSB Registrars (ID 7RA01) by the latest time for receipt of proxy appointments specified above. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Lloyds TSB Registrars are able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

Appointment of proxies through CREST (continued)

The Company may treat a CREST Proxy Instruction as invalid in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

American Depositary Receipts

Holders of ADRs should complete ADR proxy cards in relation to the voting rights attached to the Ordinary Shares represented by their ADRs. Such cards should be returned to the US Depositary as indicated thereon as soon as possible and in any event by 5.00 p.m. (Eastern Standard time) on Thursday, 13 May 2004.

Should any shareholder with special needs wish to attend the meeting, please contact the Company so that appropriate arrangements can be made.

Persons who are not GKN shareholders will not be admitted to the meeting unless prior arrangements are made with the Company. Investors holding GKN shares through nominees (including PEPs and ISAs) are welcome to attend – please contact your investment manager or bring proof of your holding with you to the meeting.

Printed by **St Ives Burrups** B739838/13169
London Paris Frankfurt Luxembourg New York Philadelphia Washington DC Hong Kong Tokyo

Invitation and Attendance Card

GKN PLC

Shareholders are invited to attend the GKN Annual General Meeting to be held at the Institution of Electrical Engineers (IEE), Savoy Place, London WC2R 0BL at 11.30 a.m. on Thursday, 20 May 2004. If you wish to attend the Meeting please bring this card with you and present it at the registration desk.

Notes

1. You are entitled to appoint a proxy of your own choice who need not be a shareholder of GKN plc. If you wish to appoint a proxy other than the Chairman of the Meeting, please delete the words 'the Chairman of the Meeting or', initial the alteration and PRINT the name of the proxy in the space provided.

2. Please indicate, by filling in the appropriate box in black ink, how you wish your votes to be cast on the resolutions opposite to be proposed at the Meeting. If you sign the proxy form and return it without any specific directions your proxy will vote or abstain at his or her discretion.

3. The vote withheld option is provided to enable you to abstain on any particular resolution. *It should be noted that a vote withheld is not a vote in law and will not be counted as a vote For or Against a resolution.*

4. To be valid the proxy form must be lodged with Lloyds TSB Registrars **by 11.30 a.m. on Tuesday, 18 May 2004**. If you prefer, you may return the proxy form in an envelope to Lloyds TSB Registrars, FREEPOST SEA 7153, The Causeway, Worthing, BN99 6BL (no stamp required if posted in Gt Britain, Channel Islands or the Isle of Man). The return of a completed proxy form will not prevent a shareholder from attending and voting in person at the Meeting.

5. In the case of joint holders the signature of one holder will be accepted. In the case of a corporation the proxy form must be executed under its common seal or under the hand of a duly authorised officer or attorney. Any alterations made to the proxy form should be initialled.

6. Entitlement to attend and vote at the Meeting and the number of votes which may be cast at the Meeting will be determined by reference to the Company's register of members at 6.00 p.m. on Tuesday, 18 May 2004. If the Meeting is adjourned, entitlement to attend and vote will be determined by reference to the Company's register of members at 6.00 p.m. on the second day before the day of the adjourned Meeting.

Voting electronically

You may, if you wish, register the appointment of your proxy electronically either via the website www.sharevote.co.uk or, if you hold your shares through CREST, using the CREST electronic proxy appointment service. To use Sharevote you will need your personal Authentication Reference Number (this is the series of 24 numbers printed under your name on the proxy form). Alternatively, if you have already registered with Lloyds TSB Registrars' online portfolio service Shareview, you can appoint your proxy at www.shareview.co.uk (click on 'Company Meetings'). Full details and instructions are given on the websites. To use the CREST service please refer to the Notes in the AGM circular. Please note that any electronic communication found to contain a computer virus will not be accepted.

Printed by **St Ives Burrups** B739849/13169

Proxy Form – 2004 AGM

GKN PLC

Reference Number   Card ID   Account Number

If you do not wish to attend the Meeting please complete and return this proxy form.
You can submit your proxy form electronically at www.sharevote.co.uk using the above numbers (see opposite).

I/We, the undersigned, being (a) member(s) of GKN plc HEREBY APPOINT the Chairman of the Meeting or (see note 1) __________ as my/our proxy to vote for me/us on my/our behalf on any matter which may properly come before the Annual General Meeting of GKN plc to be held on Thursday, 20 May 2004 and/or any adjournment(s) thereof. Please indicate your instructions by marking the appropriate boxes in black ink like this ■

Resolution	For	Against	Vote Withheld*
1. To adopt the Directors' Report and Accounts	☐	☐	☐
2. To declare a final dividend	☐	☐	☐
3. To re-elect as a Director Mr R D Brown	☐	☐	☐
4. To re-elect as a Director Mr I R Griffiths	☐	☐	☐
5. To re-elect as a Director Mr H C-J Mamsch	☐	☐	☐
6. To re-elect as a Director Sir Christopher Meyer	☐	☐	☐
7. To reappoint the Auditors	☐	☐	☐
8. To authorise the Directors to fix the Auditors' remuneration	☐	☐	☐
9. To approve the Directors' Remuneration Report	☐	☐	☐
†10. To authorise the Company to purchase its shares	☐	☐	☐
†11. To amend the Articles of Association	☐	☐	☐
12. To approve the GKN Long Term Incentive Plan 2004	☐	☐	☐
13. To approve the GKN Executive Share Option Scheme 2004	☐	☐	☐
14. To approve new overseas executive incentive schemes	☐	☐	☐

* See note 3

† Special Resolution

Please mark this box if signing on behalf of the shareholder as Attorney. ☐

Signature ....

Date ....

This form should not be used for any comments, change of address or other queries. Please send separate instruction.



IEE
Savoy Place
London
Waterloo Bridge
River
Thames
Victoria Embankment
Strand
Aldwych
Kingsway
Holborn
Temple
Temple Place
IMAX
Waterloo Station
Drury Lane
Long Acre
Bow Street
Wellington Street
Covent Garden
Strand Palace Hotel
Savoy Hotel
Buses: 6, 9, 11, 13, 15, 23, 77A, 91, 176
Victoria Embankment Gardens
Embankment
Charing Cross Station
Savoy Street
Savoy Hill
Savoy Place
Main Entrance Savoy Place

Savoy Place is *5 minutes walk* away from the following stations:-
Charing Cross (Mainline:- Connex South Central and South Eastern, Underground:- Bakerloo and Northern)
Covent Garden (Underground:- Piccadilly)
Embankment (*Underground:- Bakerloo, Circle, District and Northern*)
Temple (Underground:- Circle and District).
10 minutes walk away are:-
Holborn (Underground:- Central and Piccadilly)
Waterloo (Mainline:- South West Trains, Underground:- Bakerloo, Jubilee, Northern and Waterloo & City)
NCP Car Parks in Drury Lane and Bedfordbury (off St Martins Lane).

RESPONSE LICENCE No.
SEA 7153

LLOYDS TSB REGISTRARS
THE CAUSEWAY
WORTHING
BN99 6BL